As filed with the Securities and Exchange Commission on March 28, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ECM Energy Services, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7359	46-3275821
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17015 North Scottsdale Road

Suite 210

Scottsdale, Arizona 85255

(888) 523-9095

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Kevin Groman, Chief Executive Officer

17015 North Scottsdale Road

Suite 210

Scottsdale, Arizona 85255

(888) 523-9095

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Ralph V. De Martino Cavas S. Pavri Schiff Hardin LLP 901 K Street, Suite 700 Washington, DC 20001 (202) 778-6400	Mitchell S. Nussbaum Loeb & Loeb, LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share	2,875,000	$9.00	$ 25,875,000	$ 3,332.70
Underwriter warrants (3)	-		-	-
Common Stock issuable upon exercise of Underwriters Warrants	230,000	$11.25	$ 2,587,500	$ 333.27
Total				$3,665.97

(1)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	No separate fee is required pursuant to Rule 457(g) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated                     , 2014.

2,500,000 Shares

ECM Energy Services, Inc.

Common Stock

This is an initial public offering of ECM Energy Services, Inc.

We are offering 2,500,000 shares of common stock in this offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $7.00 and $9.00. We intend to list the common stock on the NYSE MKT under the symbol “ECME”. If our common stock is not approved for listing on the NYSE MKT, we will not consummate this offering.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount.

An investment in our common stock involves significant risks. You should carefully consider the risk factors beginning on page 12 of this prospectus before you make your decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us.	$	$

(1)	We have also agreed to issue warrants to the representatives of the underwriters, entitling them to purchase up to 200,000 shares of common stock. Other terms of the warrants are described under the heading “Underwriting.”

The underwriters expect to deliver the shares on or about                     , 2014.

Maxim Group LLC

Prospectus dated                     , 2014.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus related to this offering prepared by us or on our behalf or otherwise authorized by us. We have not authorized anyone to provide you with different information and if anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Before you invest in our common stock, you should read the registration statement (including the exhibits thereto and documents incorporated by reference therein) of which this prospectus forms a part.

For Investors Outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Throughout this prospectus, unless otherwise designated, the terms “we,” “us,” “our,” “the Company” and “our company” refer to ECM Energy Services, Inc., a Delaware corporation.

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this prospectus.

Overview

We are an energy services company in the United States focused on natural gas and oil field equipment rentals, water logistics and pilot car services. We are committed to providing our customers with the safest and most dependable solutions in each of the local markets where we operate. Currently, our locations in underserved markets service some of the most prolific oil and natural gas shale areas in the United States, including the Utica shale and Marcellus shale, in Ohio, Pennsylvania, and West Virginia; the Mississippian Lime formation in northern Oklahoma and southern Kansas; the Eagle Ford shale in south Texas, and our newest location opened in February 2014 in the Permian shale basin in New Mexico and North West Texas. We located our branches in the heart of the oil and gas fields, which enables us to provide extremely responsive customer service. Our fleet is tailored for the oil and gas industry and we have $25.2 million of fleet at original equipment cost, with a cost weighted average age of 1.25 years. Oil and gas companies utilize our above the hole equipment in their site preparations, drilling completion and production efforts. The following chart reflects our fleet at December 31, 2013:

Our revenues for the year ended December 31, 2013 were $33.1 million as compared to $15.0 million during the year ended December 31, 2012. Our net loss for the year ended December 31, 2013 was $0.4 million as compared to a net loss of $2.1 million during the year ended December 31, 2012. We are highly leveraged and a substantial portion of our liquidity needs arise from debt service requirements and from funding our costs of operations and capital expenditures. As of December 31, 2013, we had $25.0 million of indebtedness outstanding, including $15.7 million in capital lease obligations and $9.3 million in debt. As of December 31, 2013, we had negative working capital of $4.7 million and our short term liquidity position is dependent on the completion of this offering.

Our Services

We specialize in the deployment of assets for above the hole, natural gas and oil drilling operations and we provide exceptional customer service due in part to our dependable employees and our unique real estate strategy. Our assets include equipment for rent and assets operated by our employees such as water trucks and pilot cars, as well as support vehicles and trailers. Our water hauling logistics services primarily consists of transporting fresh, treated, produced/flowback and disposal water for the onshore oil and gas fracturing shale energy markets in Ohio, West Virginia and Pennsylvania. Our rental equipment increased from $13.7 million as of December 31, 2012 to $28.2 million as of December 31, 2013, and we expanded our water hauling fleet by 14 trucks to a total of 42 trucks due to increased demand for our services in the Marcellus and Utica shale areas.

Our pilot car and traffic control services consist of escorting heavy haul trucks in the rig moving process, and the traffic control activities for drill and hydraulic fracturing sites. We primarily escort heavy haul loads and drilling rig moves throughout Pennsylvania, Ohio and West Virginia.

Our Strategy

With our young and high quality fleet, we deliver safe and dependable customer service and provide equipment and energy services to onshore oil and gas shale customers in North America. We target underserved markets in our locations and our goal is to rapidly expand into the major U.S. shale basins and to be the most dependable provider in each of our local service areas. We believe the following strategies will enable us to achieve this goal:

Safety: We believe safety is of the highest priority to the oil and gas company operators. Our safety records are regularly reviewed and monitored by our customers. We similarly place safety as the highest priority for our operations.

Location: We locate our facilities in underserved markets and in close proximity to the oil and gas field areas in our markets rather than the larger metropolitan areas. This proximity enables us to service our customers’ needs quickly and efficiently and allows us to provide true 24/7 customer service. We believe our customer service reputation has been, and will in the future be, a primary factor in our growth.

Service: We provide 24 hour, seven days per week service and pickup and delivery capabilities. Due to our proximity to our customers, we are able to address our customers’ service issues within two hours of a request. We also provide “on call” fuel delivery for our customers on an agreed upon schedule. To deliver outstanding customer service it is important to hire and retain high quality drivers and field service mechanics as they are the day-to-day customer interfacing roles. We believe the compensation and benefits we provide our drivers is among the highest and best in the industry, which allows us to hire and retain quality drivers. In addition, since our water hauling trucks are relatively new, we believe we have an advantage in hiring and retaining quality drivers, as newer trucks are more desirable to operate.

Age of Equipment: At a 1.25 year cost weighted average age of fleet as of December 31, 2013, our fleet is significantly newer than most major rental companies. We believe the age of our rental equipment gives us an advantage with customers that view new, reliable equipment as having less chance of downtime and is safer for our customers’ employees. A majority of our water hauling trucks and pilot cars were purchased within the last two years. We believe the age of the water hauling trucks and their condition reduces the likelihood of equipment malfunctions, and the associated costs, due to the lesser mileage and wear and tear as compared to older fleets.

Expansion: Our strategy for expansion is focused on building out our footprint to most of the major oil and gas plays in the United States. In each of these areas, we will seek locations that are close to the drilling activity and that are also underserved markets. Once we are able to establish these locations, we intend to expand using satellite locations (generally within 150 miles of the initial location) until they achieve sufficient volumes to become standalone locations. Satellite locations generally are managed by the hub store and operate more synergistically than a typical location.

Previously, our focus was to increase revenues and our geographical footprint often at the expense of operating margin. While we will continue to focus on the increase of revenues in the geographic locations that we service, we also intend to focus on increasing the margins of our existing business and further enhancing profitability.

Our Industry

Oil exploration companies have continued to focus on the resources within the vast shale play in North America utilizing new drilling and completion strategies, including hydraulic fracturing technology. The United States Energy Information Administration in the Annual Energy Outlook 2013 reported: “continued strong growth in domestic crude oil production over the next decade – largely as a result of rising production from tight formations – and increased domestic production of natural gas.” McKinsey Global Institute published in July 2013 the “Game changers: Five Opportunities for US growth and renewal,” which reflected that additional infrastructure investment is needed to fully realize the opportunity the shale play presents, with $1 trillion of this investment needed to support drilling, fracturing, and gathering activity, expecting 30,000 to 40,000 new wells expected to come on line. We believe the industry is staged for significant growth. In addition, we believe that we are benefiting from the continued secular shift toward rental instead of ownership of equipment by our customers.

The drilling rig counts are increasing throughout the United States. Drilling permits for U.S. land were at 4,774 in January 2013 increasing to a peak of 7,072 in August 2013 with total permits of 68,624 for 2013, as per RigData. Active rigs on U.S. land totaled 1,759 rigs in January 2013 and increased to 1,862 rigs in December 2013 per RigData. Also oil and gas companies have continued to make improvements in the productivity of the rigs going from 4.71 wells per rig in the first quarter of 2012 to 5.34 in the fourth quarter of 2013, as can be noted in the chart below (Source: Baker Hughes). We believe we are benefiting from this increase in productivity in connection with the increased usage of our equipment at each well site.

Based on industry sources, we estimate the U.S. construction equipment rental industry had rental revenues of approximately $32 billion in 2013. This represents a compound annual growth rate in excess of 6.5% since 1990. We believe that long-term industry growth, apart from reflecting general economic conditions and cyclicality is driven by end-user markets that increasingly recognize the many advantages of renting equipment rather than owning, including:

•	Avoiding the large capital investment required for equipment purchases;

•	Accessing a broad selection of equipment and selecting the equipment that best is suited for each particular job;

•	Reducing storage, maintenance and transportation costs; and

•	Accessing the latest technology without investing in new equipment.

Proceeds

With the proceeds from this offering we believe we will be positioned to capitalize on these favorable industry trends and use the net proceeds for the purchase of additional fleet, the potential purchase of new lines of equipment within the shale play and also for complimentary customer adjacencies, the expansion into new markets, for repayment of the remainder of the principal amount of our bridge notes that are not converted into shares of our common stock in connection with this offering and working capital and general corporate purposes.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	A few of our customers represent a significant source of our revenues. We do not have long-term agreements with customers, and the loss of any such customer would have a significant impact on the revenues generated by that particular business.

•	Our business is dependent upon the oil and natural gas industry and particularly on the level of exploration, drilling, development and production of oil and natural gas in the small number of states in which we do business. If there is a downturn in the oil and natural gas activity in these states, our business may suffer.

•	A significant portion of our business involves customers conducting hydraulic fracturing. Federal and state legislative and regulatory initiatives limiting hydraulic fracturing or making hydraulic fracturing more costly could adversely affect our business by reducing the business activities of our customers.

•	Our business strategy is to expand into underserved markets, which will require us to source real estate in suitable locations and to hire quality personnel. We may have difficulty finding these locations. In addition, as we depend on customer service to differentiate us from our competitors, we will need to attract, hire and retain qualified personnel in these locations, which are generally not located in major metropolitan areas.

•	The short-term nature of our equipment rental service agreements exposes us to redeployment risks and means that we could experience rapid fluctuations in revenue in response to market conditions.

•	Prolonged periods of severe weather can materially and adversely impact demand for our rental equipment and our water hauling and pilot car services, and increase our costs of operations.

Recent Developments

We were incorporated in July 2013 to operate our energy service businesses, which have been in operation since July 2010. In July 2013, we acquired all of the membership interests in Energy Construction Management LLC (“ECM LLC”) and Lyco Industries, Inc. (“Lyco”). This acquisition was completed by the equity holders in ECM LLC and Lyco contributing their equity to us in exchange for our shares of common stock.

Prior to our reorganization, Lyco owned a majority of the membership interests in ECM LLC and in Adtrak 360, LLC (“Adtrak”), an entity in the online advertising industry. In July 2013 and prior to our acquisition of Lyco, Lyco distributed all of the equity it held in Adtrak to its shareholders (the “Adtrak distribution”). As a result of the Adtrak distribution, our Media Management operations conducted under the Adtrak name are no longer part of the consolidated group. In accordance with Staff Accounting Bulletin 5:Z.7 we have retroactively reflected the Adtrak distribution as a change in reporting entity as of the beginning of the first period presented and Adtrak’s results are therefore not reflected within our financial statements.

In August and December 2013, we completed a bridge financing pursuant to which we issued an aggregate of $6.0 million in principal amount of convertible notes. In connection with the bridge financing, we agreed to issue the bridge note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell our common stock in this offering at an exercise price equal to 125% of the price per share at which we sell our common stock in this offering. The warrants may be exercised by the holders on a cashless basis and the warrants are callable by us at any such time that the volume weighted average price for our common stock for each of 30 consecutive trading days exceeds 250% of the exercise price of the warrants (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

Upon completion of this offering, the principal amount of the bridge notes issued in December 2013 will convert into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering. With respect to the bridge notes issued in August 2013, a holder may choose to convert the entire principal amount of bridge notes into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering; provided that if a holder elects not to convert the entire principal amount of the bridge notes into our common stock, then without further action by the holder, upon the closing of this offering 50% of the principal amount of the bridge notes held by such holder shall be converted into shares of common stock at a conversion price equal to the price per share of the common stock being sold in this offering with the remaining 50% of the principal amount of the note being repaid from proceeds received from this offering. Assuming a public offering price of $8.00 per share, which is the midpoint of the offering price range, and assuming the minimum amount of bridge notes converted into shares of our common stock, we would issue 562,500 shares of our common stock upon such conversion. In addition, assuming a public offering price of $8.00 per share, which is the midpoint of the offering price range, we would issue the bridge note holders warrants to purchase an aggregate of 187,500 shares of our common stock at an exercise price of $10.00 per share. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month with any remaining unpaid interest to be paid on the conversion of the notes. Upon the conversion or repayment of the notes, which shall occur at the closing of this offering, we will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of this notes, we will pay interest in amount equal to 12 months of interest (less any interest amounts previously paid).

On March 24, 2014, our board approved a 1-for-2 reverse stock split of our common stock and will submit such reverse stock split for approval of our stockholders at a meeting of stockholders to be held in April 2014. Assuming the approval of the reverse stock split by our stockholders, each share of our common stock outstanding immediately prior to the approval date will be combined, reclassified and changed into one-half of a fully paid and non-assessable share of common stock. All common share and common per share information in this prospectus have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Company Information

We are incorporated in the State of Delaware. Our principal executive offices are located at 17015 North Scottsdale Road, Suite 210, Scottsdale, Arizona, 85255, and our telephone number is (888) 523-9095. Our web site is www.ECMenergy.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained on our web site as part of this prospectus.

The Offering

Issuer	ECM Energy Services, Inc.

Common stock we are offering	2,500,000 shares

Common stock outstanding immediately before this offering	4,000,056 shares

Common stock outstanding immediately after this offering	6,500,056 shares (excluding shares of common stock to be issued upon conversion of our outstanding bridge notes)

Offering price	$ per share

Underwriter’s over-allotment option	The underwriting agreement provides that we will grant to the underwriter an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional 15% of the total number of shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $17.3 million (based on the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount payable to the underwriters and our estimated cash offering expenses. We intend to use the net proceeds for the purchase of additional equipment and trucks, the potential purchase of new lines of equipment, the expansion into new markets, for repayment of the remainder of the principal amount of our bridge notes that are not converted into shares of our common stock and working capital and general corporate purposes.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Lock-up	We, our directors and executive officers, as well as certain of our professional services firms have agreed with the underwriter not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of the offering of the shares. See “Underwriting” for more information.

Proposed listing symbol	“ECME”

The number of shares of common stock to be outstanding after this offering is based on 4,000,056 shares outstanding as of March 28, 2014, and does not give effect to:

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 187,500 shares of common stock upon the conversion of $1.5 million in principal amount of our outstanding bridge notes issued in August 2013, which is the minimum principal amount of bridge notes that will be converted upon completion of this offering;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 375,000 shares of common stock upon the conversion of $3.0 million in principal amount of our outstanding bridge notes issued in December 2013;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, 187,500 shares of common stock issuable upon the exercise of warrants issued to holders of our bridge notes issued in August and December 2013;

•	707,000 shares of common stock issuable upon the exercise of outstanding options issued pursuant to ECM Energy Services, Inc. 2013 Stock Plan;

•	693,000 shares of common stock available for issuance under the ECM Energy Services, Inc. 2013 Stock Plan;

•	150,000 shares of common stock issuable upon the exercise of warrants that will be outstanding on the date of the closing of this offering issued to one of our professional services firms;

•	200,000 shares of common stock issuable upon the exercise of the warrants issued to the representatives of the underwriters;

•	375,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares; and

•	30,000 shares of common stock issuable upon the exercise of the warrants that would be issued to the representatives of the underwriters to the extent the underwriters’ option to purchase additional shares is exercised.

Unless otherwise indicated, all information in this prospectus assumes a 1-for-2 reverse split of our common stock is effected prior to this offering.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data. We derived the summary consolidated statement of operations data for the year ended December 31, 2013 and 2012 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our statement of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of the results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year. The summary consolidated financial data should be read together with our consolidated financial statements and related notes, as well as our “Management’s discussion and analysis of financial condition and results of operations,” beginning on page 21. Our audited and unaudited consolidated financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.

The unaudited pro forma consolidated statements of operations data for the fiscal year ended December 31, 2013 present the Company’s consolidated results of operations giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013.

The unaudited pro forma consolidated balance sheet data as of December 31, 2013 presents our consolidated financial position giving pro forma effect to this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2013.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that upon completion of the offering, the mandatory conversion of 50% of the $3.0 million principal amount of bridge notes issued in August 2013 and the mandatory conversion of 100% of the $3.0 million principal amount of bridge notes issued in December 2013, a total of 7,062,556 shares of common stock will be outstanding, assuming conversion at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus. If the underwriters’ over-allotment option is exercised in full, an additional 375,000 shares of common stock would be issued.

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial information is included for information purposes only and does not purport to reflect the results of operations or financial position of the Company that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Reorganization Transaction and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations of financial position for any future period or date.

Consolidated Statement of Operations

	Pro forma Year Ended December 31,	For the Years Ended December 31,
	2013	2012	2013
Total Revenues	$33,129,443	$15,033,725	$33,129,443
Cost of Revenues	26,876,316	13,210,328	26,876,316

Gross Margin	6,253,127	1,823,397	6,253,127
Selling, general and administrative expenses	6,220,522	3,343,776	5,735,341

Operating Income (Loss)	32,605	(1,520,379)	517,786
Other Expense	(789,408)	(591,479)	(893,640)

Net Loss Before Income Taxes	(756,803)	(2,111,858)	(375,854)
Income Tax Expense (Benefit)	—	—	—

Net Loss	$(756,803)	$(2,111,858)	(375,854)

Net Loss Attributable to non-Controlling Interest	—	(429,491)	—

Net Loss Attributable to Common Shareholders	$(756,803)	$(1,682,367)	$(375,854)

Net Loss Per Share Attributable to the Common Shareholders:
Basic and Diluted	$(0.10)	$(0.29)	$(0.05)

Weighted Average Shares Outstanding:
Basic and Diluted	7,402,897	5,893,659	6,840,397

Pro Forma Net Loss Per Share Attributable to the Common Shareholders after Reverse Stock Split:
Basic and Diluted	$(0.19)	$(0.57)	$(0.11)

Pro Forma Weighted Average Shares Outstanding after Reverse Stock Split:
Basic and Diluted	3,982,699	2,946,830	3,420,199

Consolidated Balance Sheet Data

	As of
	Pro forma December 31, 2013	December 31, 2012	December 31, 2013
Cash and cash equivalents	$17,209,088	$540,178	$1,409,088
Net working capital (deficiency)	11,074,340	(5,071,083)	(4,725,660)
Total assets	46,427,308	13,045,129	30,627,308
Long-term liabilities	10,785,675	6,209,285	16,785,675
Equity Attributable to ECM Energy Services, Inc. (excludes non-controlling interest)	22,069,340	330,534	269,340
Total stockholders’ equity (includes non- controlling interest)	$22,069,340	$278,865	$269,340

Supplemental Financial Information

	Pro forma Year Ended December 31, 2013	For the Years Ended December 31,
		2012	2013
Adjusted EBITDA (a)	$5,592,645	$569,679	$5,592,645
Adjusted EBITDA % (a)	16.9%	3.8%	16.9%

(a)	Adjusted EBITDA is a non-GAAP financial measure used by management as an additional measure of our financial performance. For a full description of Adjusted EBITDA, the reasons management believes an Adjusted EBITDA-based measure is useful to investors and the limitations associated with an EBITDA-based measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Financial Information”. See the table below for a reconciliation of Adjusted EBITDA to net loss:

	Pro forma Year Ended December 31, 2013	For the Years Ended December 31,
		2012	2013
Adjusted EBITDA	$5,592,645	$569,679	$5,592,645
Interest, taxes, and non-cash items:
Interest (income) expense, net	(749,914)	(530,695)	(817,682)
Interest expense, related party	(255,549)	(92,820)	(292,012)
Income tax (provision) benefit	—	—	—
Depreciation and amortization	(4,106,522)	(1,975,522)	(4,106,522)
Non-cash stock-based compensation	(1,237,463)	(82,500)	(752,283)

Net loss	$(756,803)	$(2,111,858)	$(375,854)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the consolidated financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We commenced operations in July 2010 and have a limited operating history that may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. Our business operations commenced in July 2010 and we expanded our operations substantially in the last two years. Our activities to date have included, opening rental locations in new areas, acquiring new customers and diversifying markets, as well as cross-selling services to existing customers. There is limited historical financial information related to operations available upon which you may base your evaluation of our business and prospects. During the years ended December 31, 2013 and 2012, we incurred operating losses of $0.4 million and $2.1 million, respectively. Consequently, the long-term revenue and income potential of our business is unproven.

The largest customers in each of our equipment rental, water logistics and pilot car businesses, collectively represent a significant source of our revenues. We do not have long-term agreements with customers, and the loss of any such customer would have a significant impact on the revenues generated by that particular business.

We derive a significant portion of our sales from a few large customers. For the year ended December 31, 2013, two customers represented more than 10% of our revenues, with one at 43% and the other at 13%. Similarly for year ended December 31, 2012, two customers represented more than 10% of our revenues, with one at 26% and the other at 22%. We do not have long-term agreements with our customers, and we can provide no assurance that we could replace the lost revenue from our significant customers if they terminated their arrangements with us. Long-term agreements are not common in the industry in which we operate, and as such we do not expect to enter into long-term agreements in the future.

We may not be able to manage our growth effectively and our growth may slow down in the future.

We have been expanding our business rapidly and expect to continue to do so either through organic growth or through acquisitions. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing a growing workforce, managing costs and adequately integrating control and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to support future growth adequately. Failure to manage expansion effectively may affect our success in executing our business plan and may adversely affect our business, financial condition and results of operation. In addition, although we increased our revenues by 120% during the year ended December 31, 2013 as compared to the year ended December 31, 2012, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth.

Our business is dependent upon the oil and natural gas industry and particularly on the level of exploration, development and production of oil and natural gas in the small number of states in which we do business. Our markets may be adversely affected by industry conditions, including economic and regulatory conditions, that are beyond our control.

We depend on our customers continuing to make capital expenditures to explore, develop and produce oil and natural gas in the United States and specifically in the limited geographic regions in which we currently operate. If these expenditures decline, our business may suffer. Our customers’ willingness to continue such activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management and our customers have no control, such as:

•	the supply of and demand for oil and natural gas;

•	the prices, and expectations about future prices, of oil and natural gas;

•	the supply of and demand for hydraulic fracturing and other well service equipment in the United States, and particularly in the small number of regions in which we operate;

•	public pressure on, and legislative and regulatory interest within, federal, state and local governments to stop, significantly limit or regulate hydraulic fracturing activities;

•	regulation of drilling activity; and

•	weather conditions that can affect oil and natural gas operations over a wide area.

The level of activity in the oil and natural gas exploration and production industry in the United States is volatile. Unexpected material declines in oil and natural gas prices, or drilling or completion activity in the United States oil and natural gas shale regions, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The oil and natural gas industry is cyclical and, as a result, our operating results may fluctuate.

Oil and natural gas prices are volatile. Declines in prices have resulted in, and future fluctuations in such prices may result in, a decrease in the expenditure levels of oil and natural gas companies and drilling contractors. We may experience significant fluctuations in operating results as a result of the reactions of our customers to actual and anticipated changes in oil and natural gas prices.

Regulatory compliance costs and restrictions, as well as delays in obtaining permits by our customers for their operations, such as for hydraulic fracturing, could impair our business.

Our operations and the operations of our customers are subject to or impacted by a wide array of regulations in the jurisdictions in which we and our customers operate. As a result of regulations and laws relating to the oil and natural gas industry, or changes in such regulations or laws, our and our customers’ operations could be disrupted or curtailed by governmental authorities. For example, oil and natural gas exploration and production may become less cost-effective and decline as a result of increasingly stringent environmental requirements (including bans or moratoria on drilling in specific areas, land use policies responsive to environmental concerns and delays or difficulties in obtaining environmental permits). Our customers generally will be required to obtain permits from one or more governmental agencies in order to perform drilling and completion activities, including hydraulic fracturing. Such permits are typically required by state agencies, but can also be required by federal and local governmental authorities. The high cost of compliance with applicable regulations and delays in obtaining required permits may cause our customers to discontinue or limit their operations, and may discourage our customers from continuing exploration and production activities, which could result in a decrease in demand for our services.

Federal and state legislative and regulatory initiatives limiting hydraulic fracturing or making hydraulic fracturing more costly could adversely affect our business.

Our water logistics business primarily consists of the transportation of fresh, treated, produced/flowback and disposal water for our customers utilizing hydraulic fracturing in Ohio, West Virginia and Pennsylvania. Hydraulic fracturing is a practice that is used to stimulate production of natural gas from tight formations, such as shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock. This method has been the subject of scrutiny by several states, the Federal government and advocacy groups regarding its impact on the environment. Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays for our customers, which could limit our water management business servicing these operations.

Laws protecting the environment generally have become more stringent over time and are expected to continue to do so. In addition to changes in existing environmental health or safety laws or regulations, various new and more stringent regulatory requirements directed to hydraulic fracturing in particular are being imposed or considered at the federal, state and local levels. The United States Environmental Protection Agency, or EPA, is undertaking a comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. The first progress report was issued in December 2012 and the final report is expected in 2014. The results of this study could spur further initiatives to regulate hydraulic fracturing. Such measures could lead to material increases in future costs of compliance and remediation for our customers conducting hydraulic fracturing operations. In such an event, the amount of hydraulic fracturing activity may decrease, which could materially, adversely affect our water management business.

Our business strategy is to expand into new markets and such expansion plans involve risks related to the sourcing of real estate and the hiring of quality personnel.

Our business strategy includes the expansion into new markets in emerging shale areas close to the drilling activity in these areas. In order to successfully expand into these markets, we will need to find suitable real estate in these locations, which may not be available to us. In addition, as we depend on customer service to differentiate us from our competitors, we will need to attract, hire and retain qualified personnel in these locations, which are generally not located in major metropolitan areas. If we are unable to find suitable locations to expand or if we are unable to hire and retain qualified personnel in new locations, we may be unsuccessful in expanding our operations.

We depend on the services of our key executives.

Our senior executives are important to our success because they are instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and identifying expansion opportunities. In addition, much of our business is relationship driven and the loss of our senior executives may damage our relationships with significant customers. Losing the services of any of these individuals could adversely affect our business, operating results and financial condition until a suitable replacement could be found. We have secured key man life insurance on Messrs. Groman, Seifert and Wahl.

If we disrupt our customers’ businesses by failing to meet our delivery deadlines, we may lose customers, and our reputation may be negatively affected.

If we fail to timely provide services under our contracts with our customers, we may disrupt such customers’ businesses, which could result in the termination of the applicable contract and a reduction in our revenues. In addition, such failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business. The termination of a contract based upon our failure to comply, even if such assertions against us are inaccurate could result in reputational harm, which could have a negative impact on our business operations.

If we have any safety or environmental failures, we may lose business with our current customers and we may be prohibited from obtaining business from current and potential new customers.

Our safety profile is a critical element of our ability to maintain our business relationships and to develop new relationships. If we have accidents, including environmental accidents, on our customers’ work sites or while performing work for our customers, regardless of whether such accidents are determined to be our fault, we may lose additional work from such customers for a period of time or indefinitely. Many of our customers have policies not to utilize vendors that have had serious safety or environmental failures.

The utilization of our water hauling services is subject to extreme volatility due to the nature of this market.

For our water hauling services, our customers generally provide us notice regarding the number of trucks needed less than one day prior to the date such trucks are required. As such, we are unable to predict the level of utilization in this area of our business. Furthermore, to the extent we reserve the use of our trucks for our customers and these customers determine not to use our services on a specific day, we have limited time to reallocate our trucks for other customers.

Severe weather can adversely affect our business.

Severe weather materially and adversely impacts demand for our rental equipment and our water hauling and pilot car services, and increases our costs of operations. Our rental equipment is operated outdoors. Equipment is much more susceptible to failure and requires increased maintenance when operated in harsh climactic conditions (during periods of extreme heat, extreme cold, heavy rain, heavy snow or heavy winds). Prolonged periods of severe weather increase our repair and maintenance costs and may cause us to rent replacement equipment from a third party in order to service a client account while our equipment is being repaired, often at substantially higher costs to us. Extreme weather conditions can also cause transportation difficulties that hamper our ability to redeploy our rental equipment inventory and trucks, to access our equipment in service for repair and maintenance, and to timely obtain parts and deliver those parts to the locations at which we require them. Finally, during periods of extreme climactic conditions our customers may reduce or suspend hydraulic fracturing and other drilling activity, adversely impacting demand for our water hauling and pilot services. During the first calendar quarter of 2014, we experienced severe weather conditions in most of our geographic markets, including heavy snow, prolonged periods of extreme cold, ice storms and high winds. Those weather conditions resulted in the realization of significantly lower revenues and increased operating expenses, and will significantly and adversely impact our operating results for that period.

If we are unable to collect on contracts with customers, our operating results would be adversely affected.

One of the reasons some of our customers find it more attractive to rent equipment rather than own equipment is the need to deploy their capital elsewhere. This has been particularly true in industries with high growth rates such as the oil and gas industry. Some of our customers may have liquidity issues and ultimately may not be able to fulfill the terms of their rental agreements with us. If we are unable to manage credit risk issues adequately, or if a large number of customers have financial difficulties at the same time, our credit losses could increase above historical levels and our operating results would be adversely affected. Further, delinquencies and credit losses generally are expected to increase if there is a slowdown in the economic recovery or worsening of economic conditions.

As our rental equipment ages, our servicing costs may increase, our replacement costs may increase and we may be unable to pass along such costs to our customers.

As our rental equipment ages the costs of maintaining such equipment may materially increase in the future. We purchase equipment directly from manufacturers and dealerships for our rental division. Since we do not have long-term supply agreements for new equipment, the cost of new equipment for use in our rental fleet could also increase due to increased material costs for our suppliers or other factors beyond our control. Such increases could materially adversely impact our financial condition and results of operations in future periods. Furthermore, changes in customer demand could cause certain of our existing equipment to become obsolete and requiring us to purchase new equipment at increased costs.

We are exposed to a variety of claims relating to our business, and our insurance may not fully cover them.

We are in the ordinary course exposed to a variety of claims relating to our business. These claims include those relating to:

•	personal injury or property damage involving equipment rented or sold by us;

•	motor vehicle accidents involving our vehicles and our employees; and

•	employment-related claims.

Currently, we carry insurance for the protection of our assets and operations. However, such insurance may not fully cover these claims, as our insurance policies are often subject to significant deductibles. In addition, we do not maintain stand-alone coverage for environmental liability, since we believe the cost for such coverage is high relative to the benefit it provides. Furthermore, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

Our industry is highly competitive and competitive pressures could lead to a decrease in the prices that we can charge.

The industries in which we compete are highly fragmented and competitive. Our competitors in the equipment rental industry include small, independent businesses with one or two rental locations, regional competitors that operate in one or more states, public companies or divisions of public companies, and equipment sellers who both sell and rent equipment directly to customers. Our water logistics business competes with national, regional and local trucking companies as well as pipeline companies and oil company operators. We also compete with companies offering water recycling regarding flow back and produced water. We compete with a number of small operators in the pilot car and traffic control market, as well as a few larger companies that service the markets in which we operate. We may in the future encounter increased competition from our existing competitors or from new competitors. Competitive pressures could adversely affect our revenues and operating results by, among other things, decreasing our volumes, depressing the prices that we can charge or increasing our costs to retain employees.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our services and products requires personnel with specialized skills and experience who can perform physically demanding work. The demand for skilled workers in our industry is high and the supply is limited.

Potential inability or lack of desire by workers to commute to our facilities and job sites and competition for workers from competitors or other industries are factors that could affect our ability to attract and retain workers. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers and at times of high demand we may not be able to retain, recruit and train an adequate number of workers. In addition, our ability to expand our operations will depend in part on our ability to increase the size of our skilled labor force. Our inability to attract and retain skilled workers in sufficient numbers to satisfy our business needs could materially adversely affect our business, financial condition and results of operations.

The short term nature of our equipment rental service agreements exposes us to redeployment risks and means that we could experience rapid fluctuations in revenue in response to market conditions.

Our rental service agreements are typically short term in nature, with prices quoted on a daily basis, and either party to the agreement is able to terminate upon notice. As a result, our rental income, both in terms of price and quantity, is not fixed for any substantial period of time and may fluctuate quickly in response to changes in market conditions. Changes in general economic conditions, the business environment or weather affecting our customers may make it difficult for us to find customers to rent our equipment as it comes off of existing rental contracts. This could lead us to lower our rental prices, reduce our overall number of rentals or both, and may increase our operating expenses. Further, because our rental service agreements are short term in nature, these changes to our business and profitability could happen very quickly after the corresponding changes in market conditions.

Fluctuations in fuel costs or reduced supplies of fuel could harm our business.

In connection with our rental and water logistics business, to better serve our customers and limit our capital expenditures, we often move our rental equipment and water supply trucks between our locations. Accordingly, we could be materially adversely affected by significant increases in fuel prices that result in higher costs to us for transporting equipment or moving our water supply trucks. It is unlikely that we would be able to promptly raise our prices to make up for increased fuel costs. A significant or protracted price fluctuation or disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations.

Our expenses could increase if there is an adverse change in our relationships with our equipment suppliers or if our suppliers are unable to provide us with products we rely on to generate revenues.

We purchase our rental equipment from various suppliers and manufacturers. We rely on these suppliers and manufacturers to provide us with equipment which we then rent to our customers. We have not entered into any long-term equipment supply arrangements with manufacturers. To the extent we are unable to rely on these suppliers and manufacturers for any reason due to an adverse change in our relationships with them or if such suppliers or manufacturers are unable to supply us with equipment or needed replacement parts in a timely manner, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. We may experience delays in receiving equipment from some manufacturers due to factors beyond our control, including raw material shortages, and, to the extent that we experience any such delays, our business could be hurt by the resulting inability to service our customers and harm to our reputation.

Risks Relating to this Offering of Our Common Stock

There has been no public market for our common stock and an active market may not develop or be sustained, which could limit your ability to sell shares of our common stock.

There currently is no public market for our common stock, and our common stock will not be traded in the open market prior to this offering. Although we intend to list the common stock on a national securities exchange in connection with this offering, an adequate trading market for the common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price.

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our market. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited and our stock price could be adversely affected. In addition, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely change their recommendations regarding our common stock, our stock price could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, dilution per share in this offering will be $4.88 per share (or 61% of the initial public offering price). See “Dilution.”

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities in addition to the shares issued in this offering, which would reduce the percentage ownership of our existing stockholders. Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common or preferred stock. Our certificate of incorporation authorizes 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Future issuances of common or preferred stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of the common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock or providing for preferential liquidation rights. These rights, preferences and privileges could negatively affect the rights of holders of our common stock, and the right to convert such preferred stock into shares of our common stock at a rate or price which would have a dilutive effect on the outstanding shares of our common stock.

Certain provisions in our organizational documents could enable our board of directors to prevent or delay a change of control.

Our organizational documents contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals, that a stockholder might consider favorable. These include provisions:

•	prohibiting the stockholders from acting by written by consent;

•	requiring advance notice of director nominations and of business to be brought before a meeting of stockholders;

•	requiring the vote of 70% of the outstanding shares of common stock to amend the bylaws; and

•	limiting the persons who may call special stockholders’ meetings.

Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of preferred stock is likely to be senior to our common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of our board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our common stock.

In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation’s board of directors.

We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our board of directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002 (or SOX), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

We identified a material weakness in our internal control over financial reporting and if the remediation procedures we have undertaken are unable to successfully remediate the existing material weakness, the accuracy and timing of our financial reporting may be adversely affected.

In preparing our consolidated financial statements as of and for the year ended December 31, 2013, we identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not have sufficient inventory tracking systems, adequate accounting systems, and our accounting staff was inadequate both in terms of the number of personnel and their expertise in U.S. GAAP and SEC rules and regulations. As such, our controls over financial reporting were not designed or operating effectively. We believe we have remediated this material weakness as of the date of this prospectus.

The material weakness in our internal control over financial reporting was attributable to inventory tracking systems, and in adequate accounting systems. In addition, our accounting staff was inadequate both in terms of the number of personnel and their expertise in U.S. GAAP and SEC rules and regulations. In response to this material weakness, at the end of 2013, we implemented and licensed a hosted third party enterprise wide rental information system and general ledger. The system fully integrates all location operations such as rentals, water services, pilot services and cash management, with the corporate activities, including finance, fixed asset and inventory management. In addition, we have hired additional personnel with knowledge of U.S. GAAP and public company financial reporting expertise to enhance our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures.

Although we believe we have taken adequate steps to remediate the material weakness described above, we cannot assure you that we have identified all of our existing material weaknesses, or that we will not experience additional material weaknesses in the future. The remediation measures that we implemented may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

We are not required to perform an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act by virtue of our status as an “emerging growth company” as defined in the JOBS Act, and neither we nor our independent certified public accounting firm has done so. In light of the control deficiencies and the resulting material weakness that were identified as a result of the limited procedures we did perform, it is possible that additional material weaknesses and significant control deficiencies may have been identified if we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

If we failed to remediate the material weakness or if in the future we fail to meet the demands that will be placed upon us as a public company, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, and instead may provide a reduced level of disclosure concerning executive compensation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our business’ possible or assumed future results of operations and operating cash flows;

•	our business’ strategies;

•	our business’ financing plans and the availability of capital;

•	our business’ competitive position;

•	potential growth opportunities available to our business;

•	the risks associated with potential acquisitions or alliances by us;

•	the recruitment and retention of our officers and employees;

•	our business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

•	the likelihood of success and impact of litigation;

•	our expectation with respect to the oil and natural gas markets and general economic conditions;

•	our ability to keep up with rapid technological change;

•	the effects of competition on our business; and

•	the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds (after deducting the underwriting discount payable to the underwriters and our estimated offering expenses) from this offering will be $17.3 million ($20.1 million if the underwriters exercise their option to acquire additional shares from us in full), based upon an assumed initial public offering price of $8.00 per share, which is the mid-point of the offering range indicated on the cover of this prospectus.

We intend to use the net proceeds for working capital and general corporate purposes, as well as for the following:

•	approximately $6.0 million for the purchase of additional rental equipment;

•	approximately $2.0 million for the expansion into new markets; and

•	up to $1.5 million for repayment of the remainder of the principal amount of our August 2013 bridge notes that are not converted into shares of our common stock. We issued $6.0 million in bridge notes in August and December 2013 to fund our working capital needs prior to the completion of this offering. Of this amount, at least $4.5 million in principal amount of bridge notes will convert into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month with any remaining unpaid interest to be paid on the conversion of the notes. The bridge notes mature on the earlier of the 18 month anniversary of issuance or upon the completion of this offering. Upon the conversion or repayment of the notes, which shall occur at the closing of this offering, we will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of this notes, we will pay interest in amount equal to 12 months of interest (less any interest amounts previously paid). Ms. Titus, one of our directors, and her brother acquired $400,000 of the August 2013 bridge notes, and, as such, up to $200,000 in principal amount of such notes may be repaid to Ms. Titus and her brother from the proceeds of this offering to the extent that they choose not to convert such principal amount of bridge notes.

Until we use the net proceeds as described above, we intend to invest the net proceeds in cash and cash equivalents or short-term securities.

As of December 31, 2013, we had negative working capital of $4.7 million, and our short term liquidity position is dependent on the completion of this offering.

DIVIDEND POLICY

ECM Energy Services, Inc. has never declared or paid any cash dividends on its capital stock. During the year ended December 31, 2012, Lyco made cash distributions of $0.4 million. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 on:

•	an actual basis;

•	a pro forma as adjusted basis after giving effect to: (i) the sale of 2,500,000 shares of common stock by us in this offering at the initial public offering price of $8.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 187,500 shares of common stock upon the conversion of $1.5 million in principal amount of our outstanding bridge notes issued in August 2013, which is the minimum principal amount of bridge notes that will be converted upon completion of this offering; and (iii) based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 375,000 shares of common stock upon the conversion of $3.0 million in principal amount of our outstanding bridge notes issued in December 2013, which is the principal amount of bridge notes that will be converted upon completion of this offering;

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	At December 31, 2013 In thousands
	Actual	Pro Forma
Cash and cash equivalents	$1,409.1	$17,209.1

Long-term debt	16.8	10.8
Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value: 50,000,000 shares authorized, actual and pro forma; 4,000,056 shares issued and outstanding, actual and 7,062,556 shares issued and outstanding, pro forma	4.0	7.1
Additional paid-in capital	6,769.7	28,566.6
Accumulated deficit	(6,504.4)	(6,504.4)
Total stockholders’ equity	269.3	22,069.3

Total capitalization	$1,678.4	$39,278.4

The pro forma number of shares to be outstanding immediately after this offering as shown above is based on 4,000,056 shares outstanding as of March 28, 2014 and excludes:

•	707,000 shares of common stock issuable upon the exercise of outstanding options issued pursuant to ECM Energy Services, Inc. 2013 Stock Plan;

•	693,000 shares of common stock available for issuance under the ECM Energy Services, Inc. 2013 Stock Plan;

•	150,000 shares of common stock issuable upon the exercise of warrants that will be outstanding on the date of the closing of this offering issued to one of our professional services firms;

•	200,000 shares of common stock issuable upon the exercise of the warrants issued to the representatives of the underwriters;

•	375,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares; and

•	30,000 shares of common stock issuable upon the exercise of the warrants that would be issued to the representatives of the underwriters to the extent the underwriters’ option to purchase additional shares is exercised.

DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

After giving effect to (i) the sale of our common stock in this offering at an assumed initial public offering price of $8.00 per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us; (ii) based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 187,500 shares of common stock upon the conversion of $1.5 million in principal amount of our outstanding bridge notes issued in August 2013, which is the minimum principal amount of bridge notes that will be converted upon completion of this offering; and (iii) based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 375,000 shares of common stock upon the conversion of $3.0 million in principal amount of our outstanding bridge notes issued in December 2013, which is the principal amount of bridge notes that will be converted upon completion of this offering, our adjusted net tangible book value at December 31, 2013 would have been $22.1 million or $3.12 per share. This represents an immediate increase in net tangible book value per share of $3.05 to the existing stockholder and dilution in net tangible book value per share of $4.88 to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$8.00
Net tangible book value per share at December 31, 2013	$0.07
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$3.05
Adjusted net tangible book value per share after this offering	$3.12

Dilution in net tangible book value per share to new investors	$4.88

A $1.00 increase or decrease in the assumed initial public offering price of $8.00 per share, the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease our adjusted net tangible book value per share by approximately $2.5 million, or approximately $0.35 per share, and the dilution per share to investors in this offering by approximately $0.65 per share, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing shareholders and by investors purchasing shares in this offering at the initial public offering price of $8.00 per share, the mid-point of the price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, investors purchasing shares in this offering will pay an average price per share substantially higher than our existing shareholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors before this offering	4,000,056	57%	$5,750,000	19%	$1.44
Bridge note conversions	562,500	8%	4,500,000	15%	8.00
Investors purchasing shares in this offering	2,500,000	35%	20,000,000	66%	8.00

Total	7,062,556	100%	30,250,000	100%	$4.28

The table above is based on 4,000,056 shares of common stock outstanding as of March 28, 2014 and does not include:

•	707,000 shares of common stock issuable upon the exercise of outstanding options issued pursuant to ECM Energy Services, Inc. 2013 Stock Plan;

•	693,000 shares of common stock available for issuance under the ECM Energy Services, Inc. 2013 Stock Plan;

•	150,000 shares of common stock issuable upon the exercise of warrants that will be outstanding on the date of the closing of this offering issued to one of our professional services firms;

•	200,000 shares of common stock issuable upon the exercise of the warrants issued to the representatives of the underwriters;

•	375,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares; and

•	30,000 shares of common stock issuable upon the exercise of the warrants that would be issued to the representatives of the underwriters to the extent the underwriters’ option to purchase additional shares is exercised.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations data for the fiscal year ended December 31, 2013 present the Company’s consolidated results of operations giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013.

The unaudited pro forma consolidated balance sheet data as of December 31, 2013 presents our consolidated financial position giving pro forma effect to this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2013.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that upon completion of the offering, the mandatory conversion of 50% of the $3.0 million principal amount of bridge notes issued in August 2013 and the mandatory conversion of 100% of the $3.0 million principal amount of bridge notes issued in December 2013, a total of 7,062,556 shares of common stock will be outstanding, assuming conversion at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus. If the underwriters’ over-allotment option is exercised in full, an additional 375,000 shares of common stock would be issued.

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial information is included for information purposes only and does not purport to reflect the results of operations or financial position of the Company that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Reorganization Transaction and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations of financial position for any future period or date.

	Year Ended December 31, 2013	Pro Forma Adjustments for this Offering		Pro Forma
Total Revenues	$33,129,443	$—		$33,129,443
Cost of energy services	22,792,186	—		22,792,186
Depreciation of rental equipment	4,084,130	—		4,084,130

Total Cost of Revenues	26,876,316	—		26,876,316

Gross Margin	6,253,127			6,253,127

Selling, general and administrative expenses	5,735,341	998,330 (605,478 92,329	(a) )(b) (c)	6,220,522

Operating Income (Loss)	517,786	(485,181)		32,605

Other Income (Expense)
Interest income (expense), net	(817,682)	57,768	(d)	(749,914)
		10,000	(e)
Interest expense, related party	(292,012)	21,463	(f)	(255,549)
		15,000	(g)
Other income	10,240	—		10,240
Gain on settlement of debt	205,814	—		205,814

Net Loss Before Income Taxes	(375,854)	(380,949)		(756,803)

Income Tax Expense (Benefit)	—	—		—

Net Loss	(375,854)	(380,949)		(756,803)

Net loss attributable to non-controlling interest	—	—		—

Net loss attributable to common stockholders	$(375,854)	$(380,949)		$(756,803)

Net Loss Per Share attributable to common
Stockholders:
Basic and Diluted	$(0.11)			$(0.19)

Weighted Average Shares Outstanding:
		187,500	(h)
Basic and Diluted	3,420,199	375,000	(i)	3,982,699

Notes to unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013

(a)	In connection with this offering, the board approved the modification of 667,500 of the 707,000 awards outstanding as of the date of this prospectus. The awards were modified to reduce the option price from $12.00 to the offering price. No other terms of the awards was modified. We estimated the fair value of the awards immediately prior to this modification and immediately after this modification. This comparison yielded approximately $636,620 of non-cash stock-based compensation expense to be recognized over the vesting schedules of the various awards. The amount of the pro forma adjustment reflects these modified award as if these modified awards were outstanding on January 1, 2013 and consequently, non-cash stock-based compensation is reflected for the entire twelve month period.

We valued these options using a Black-Scholes methodology using the following weighted average inputs:

a.	Market Price - $8.00
b.	Strike Price - $8.00

c.	Expected Term - 2.9 years
d.	Expected Volatility - 60%
e.	Risk-Free Rate - 0.74%
f.	Dividend Yield - 0%

The market price assumption represents the mid-point of the range for the offering.

The stated strike price for the warrants is the IPO price, assumed to be $8.00, the midpoint of the range.

The expected term was calculated using the simplified method.

The risk free rate represents the U.S. Treasury rate of an instrument with a maturity consistent with the expected term above.

A dividend yield of zero was selected as the Company does not anticipate paying dividends subsequent to the Reorganization Transactions.

(b)	In connection with the modification noted in (a) above, the non-cash stock-based compensation expense recorded in 2013 from the date of the award was removed as adjustment (a) above reflects the modified expense for these awards for the entire twelve month period presented.

(c)	In connection with this offering the board approved the award of 47,500 non-qualified stock options to certain of our employees and consultants.

We valued these options using a Black-Scholes methodology using the following weighted average inputs:

a.	Market Price - $8.00
b.	Strike Price - $8.00
c.	Expected Term - 2.8 years
d.	Expected Volatility - 60%
e.	Risk-Free Rate - 0.66%
f.	Dividend Yield - 0%

The market price assumption represents the mid-point of the range for the offering.

The stated strike price for the warrants is the IPO price, assumed to be $8.00, the midpoint of the range.

The expected term was calculated using the simplified method.

The risk free rate represents the U.S. Treasury rate of an instrument with a maturity consistent with the expected term above.

A dividend yield of zero was selected as the Company does not anticipate paying dividends subsequent to the Reorganization Transactions.

(d)	Represents the elimination of the interest expense related to the 50% of the $2,530,000 principal amount outstanding of bridge notes issued in August 2013 that must convert to common shares.
(e)	Represents the elimination of the interest expense related to the $1,800,000 principal amount outstanding of bridge notes issued in December 2013 that must convert to common shares.
(f)	Represents the elimination of interest expense related to the 50% of the $470,000 principal amount of bridge notes issued to related parties in August 2013 that must convert to common shares.
(g)	Represents the elimination of the interest expense related to the $1,200,000 principal amount outstanding of bridge notes issued to related parties in December 2013 that must convert to common shares.
(h)	Represents the number of common shares issued upon the mandatory conversion of 50% of the $3.0 million principal amount of bridge notes issued in August 2013.
(i)	Represents the number of common shares issued upon the mandatory conversion of the $3.0 million principal amount of bridge notes issued in December 2013.

	At December 31, 2013	Pro Forma Adjustments for this Offering		Pro Forma
Assets

Current Assets
Cash	$1,409,088	$17,300,000	(a)	$17,209,088
		$(1,500,000	)(f)
Accounts receivable	7,044,458	—		7,044,458
Prepaid expenses	393,087	—		393,087

Total Current Assets	8,846,633	15,800,000		24,646,633

Rental Equipment - Net	20,311,376	—		20,311,376
Property and Equipment - Net	1,345,018	—		1,345,018
Advances Receivable - Employees and Related Parties	—	—		—
Intangible Assets - Net	750	—		750
Other Assets	77,659	—		77,659
Deposits	45,872	—		45,872

Total Assets	30,627,308	15,800,000		46,427,308

Liabilities

Current Liabilities
Accounts payable	1,749,307	—		1,749,307
Accrued expenses	3,576,686	—		3,576,686
Current portion of capital lease obligations	6,933,386	—		6,933,386
Current portion of capital lease obligations - related party	288,375	—		288,375
Current portion of long-term debt - related party	1,024,539	—		1,024,539
Current portion of long-term debt	—	—		—
Note payable - related party	—	—		—

Total Current Liabilities	13,572,293	—		13,572,293

Capital Lease Obligations, less current portion	8,428,604	—		8,428,604
Capital Lease Obligations - Related Party, less current portion	70,278	—		70,278
		(2,530,000	)(f)
Long-term Debt, less current portion	4,180,000	(1,650,000	)(g)	—
		(470,000	)(f)
Long-term Debt - Related Party, less current portion	4,106,793	(1,350,000	)(g)	2,286,793
Total Liabilities	30,357,968	(6,000,000)		24,357,968

Commitments and Contingencies
Stockholders’ Equity

Preferred stock - $0.001 par value: 10,000,000 shares authorized; no shares issued and outstanding at

September 30, 2013 and pro forma	—	—		—
Common stock - $0.001 par value: 10,000,000 shares authorized, 4,000,054 and 7,062,554 shares outstanding at
		2,500	(b)
		188	(c)
December 31, 2013 and pro forma, respectively	4,000	375	(d)	7,063
		(481,125	)(e)
		481,125	(e)
		(1,185,246	)(f)
		1,185,246	(f)
		17,297,500	(g)
		1,499,813	(h)
Additional paid-in capital	6,769,707	2,999,625	(i)	28,566,645
Accumulated deficit	(6,504,367)			(6,504,367)
Non-controlling interest	—	—		—

Total Stockholders’ Equity	269,340	21,800,000		22,069,340

Total Liabilities and Stockholders’ Equity	$30,627,308	$15,800,000		$46,427,308

Notes to unaudited Pro Forma Balance Sheet at December 31, 2013

(a)	Represents the net proceeds of the offering assuming a $20.0 million offering at $8.00 per share, the mid-point of the range, after deducting $2.7 million in cash offering costs.
(b)	Represents the amount attributable to the par value of the common shares issued in the offering.
(c)	Represents the amount attributable to the par value of the common shares issued in connection with the mandatory conversion of 50% of the $3.0 million principal amount bridge notes issued in August 2013.
(d)	Represents the amount attributable to the par value of the common shares issued in connection with the mandatory conversion of 100% of the $3.0 million principal amount bridge notes issued in December 2013.
(e)	Represents the treatment of warrants issued to underwriters as a cost of the offering. Based on a $20.0 million offering at $8.00 per share, the mid-point of the range, we will grant 200,000 warrants to the underwriters as part of the offering. We valued these options using a Black-Scholes methodology using the following inputs:

a.	Market Price - $8.00
b.	Strike Price - $10.00
c.	Expected Term - 2.5 years
d.	Expected Volatility - 60%
e.	Risk-Free Rate - 0.66%
f.	Dividend Yield - 0%

The market price assumption represents the mid-point of the range for the offering.

The stated strike price for the warrants is 125% of the IPO price, assumed to be $8.00, the midpoint of the range.

The expected term was calculated using the simplified method.

The risk free rate represents the U.S. Treasury rate of an instrument with a maturity consistent with the expected term above.

A dividend yield of zero was selected as we do not anticipate paying dividends subsequent to the Reorganization Transactions.

(f)	Represents the treatment of warrants issued to a professional services firm to facilitate the offering as a cost of the offering. We will grant 150,000 warrants to this firm as part of the offering. We valued these options using a Black-Scholes methodology using the following inputs:

a.	Market Price - $8.00
b.	Strike Price - $0.20
c.	Expected Term - 2.5 years
d.	Expected Volatility - 60%
e.	Risk-Free Rate - 0.66%
f.	Dividend Yield - 0%

The market price assumption represents the mid-point of the range for the offering.

The stated strike price for the warrants is $0.10.

The expected term was calculated using the simplified method.

The risk free rate represents the U.S. Treasury rate of an instrument with a maturity consistent with the expected term above.

A dividend yield of zero was selected as we do not anticipate paying dividends subsequent to the Reorganization Transactions.

(g)	Represents the net proceeds of this offering less the amount attributable to the par value of the common stock issued in the offering.
(h)

Represents the conversion of $3.0 million principal amount of bridge notes issued in August 2013. The August 2013 bridge notes require that 50% of the $3.0 million principal amount convert to shares of common stock at the date of the closing of the IPO at the IPO price. This conversion reduces long term debt by $1.5 million and increases additional paid in capital by $1.5 million. The remaining 50% of the

$3.0 million principal amount of August bridge notes can either be paid in cash or convert to shares of common stock at the IPO price. The pro forma adjustment above reflects the remaining August 2013 bridge notes being paid in cash. This conversion results in a $1.5 million reduction in cash and cash equivalents and $1.5 million reduction of long term debt.
(i)	Represents the conversion of $3.0 million principal amount of bridge notes issued in December 2013. The December 2013 bridge notes require that 100% of the $3.0 million principal amount convert to shares of common stock at the date of the closing of the IPO at the IPO price. This conversion reduces long term debt by $3.0 million and increases additional paid in capital by $3.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto included in this prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

We are an energy services company in the United States focused on oil field equipment rentals, water logistics and pilot car services. Our customer service network currently consists of seven locations in the prolific oil and natural gas shale areas in the United States.

We depend on our customers continuing to make capital expenditures to explore, develop and produce oil and natural gas in the United States and specifically in the geographic regions in which we currently operate. We believe the industry is staged for significant growth. In addition, we believe that we are benefiting from the continued secular shift toward rental instead of ownership of equipment.

The trends in our markets show that both the number of drilling rigs and the productivity of such rigs has been increasing. Drilling permits for U.S. land were at 4,774 in January 2013 increasing to a peak of 7,072 in August 2013 with total permits of 68,624 for 2013, as per RigData. Active rigs on U.S. land totaled 1,759 rigs in January 2013 and increased to 1,862 rigs in December 2013 per RigData. Also oil and gas companies have continued to make improvements in the productivity of the rigs going from 4.71 wells per rig in the first quarter of 2012 to 5.34 in the fourth quarter of 2013.

We believe we are benefiting from the increase in drilling rigs and productivity in connection with the increased usage of our equipment at each well site. Our strategy for 2014 includes building out our footprint further in some of the major oil and gas plays in the United States. In each of these areas, we will seek locations that are close to the drilling activity and that are also underserved markets.

We were incorporated in July 2013 to operate our energy service businesses, which have been in operation since July 2010. In July 2013, we acquired all of the membership interests in Energy Construction Management LLC, a Delaware limited liability company (“ECM LLC”) and Lyco Industries, Inc., a Pennsylvania corporation (“Lyco”). This acquisition was completed by the equity holders in ECM LLC and Lyco contributing their equity to us in exchange for our shares of common stock. We conduct our energy services business through ECM LLC and ECM LLC’s wholly owned subsidiary, ECM Rentals LLC (“ECM Rentals”).

Prior to our reorganization, Lyco owned a majority of the membership interests in ECM LLC and in Adtrak 360, LLC (“Adtrak”), an entity in the online advertising industry. On July 24, 2013, Lyco distributed all of the equity it held in Adtrak to its shareholders (the “Adtrak distribution”). After the completion of the Adtrak distribution, each of the shareholders of Lyco contributed all of their shares in Lyco to ECM Energy Services, Inc. in exchange for shares of ECM Energy Services, Inc. making Lyco a wholly owned subsidiary of ECM Energy Services, Inc. At the time of this contribution, Lyco owned approximately 77% of ECM LLC. Additionally, the holders of the remaining equity interests in ECM LLC also contributed their ECM LLC equity interests to ECM Energy Services in exchange for shares of ECM Energy Services, Inc., eliminating all third party non-controlling interest in Lyco and ECM LLC.

As a result of the Adtrak distribution, our Media Management operations conducted under the Adtrak name are no longer part of the consolidated group. We retroactively reflected the Adtrak distribution as a change in reporting entity as of the beginning of the first period presented as if we never had an investment in the subsidiary consistent with Staff Accounting Bulletin 5:Z.7, and Adtrak’s results are therefore not reflected within our financial statements.

Results of Operations

Revenues consist primarily of revenues from equipment rental, water hauling and pilot car services.

Cost of sales primarily includes labor force costs relating to sales revenue, fuel, depreciation of rental equipment and other costs directly attributable to sales and other revenue.

Selling, general and administrative expenses primarily include sales force compensation, information technology costs, advertising and marketing, professional fees, insurance premiums, depreciation of non-rental equipment, administrative overhead and the difference between proceeds received upon disposition of non-rental assets (if any) and the net book value of the asset at the time of disposition.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following table sets forth for each of the periods indicated our statements of operations data and revenue and expense data as a percentage of total revenues for the periods presented.

	Year ended December 31, 2013,		Percent of Revenues		Increase (Decrease)
	2013	2012	2013	2012	2013 over 2012
Revenues	$33,129,443	$15,033,725	100.0%	100.0%	$18,095,718	120.4%
Cost of Revenues	22,792,186	11,306,758	68.8	75.2	11,485,428	101.6
Depreciation of rental equipment	4,084,130	1,903,570	12.3	12.7	2,180,560	114.6

Cost of Revenues	26,876,316	13,210,328	81.1	87.9	13,665,988	103.4
Gross Margin	6,253,127	1,823,397	18.9	12.1	4,429,730	242.9

Selling, general and administrative expenses	5,735,341	3,343,776	17.3	22.2	2,391,565	71.5

Operating Income (Loss)	517,786	(1,520,379)	1.6	(10.1)	2,038,165	134.1

Other Income (Expense)
Interest income (expense), net	(817,682)	(530,695)	(2.5)	(3.5)	(286,987)	54.1
Interest expense, related party	(292,012)	(92,820)	(0.9)	(0.6)	(199,192)	214.6
Other income	10,240	32,036	0.0	0.2	(21,796)	(68.0)
Gain on settlement of debt	205,814	—	0.6	—	205,814	n/a

Net Income (Loss) Before Income Taxes	(375,854)	(2,111,858)	(1.1)	(14.0)	1,736,004	82.2

Income Tax Expense Provision (Benefit)	—	—	—	—

Net Income (Loss)	$(375,854)	$(2,111,858)	(1.1%)	(14.0)%	$1,736,004	82.2%

Revenues increased $18.1 million, or 120.4% in the year ended December 31, 2013 from $15.0 million in the year ended December 31, 2012 to $33.1 million in the year ended December 31, 2013. The components of this increase are an increase of $9.0 million, or 216.7%, in revenues from equipment rentals for the year ended December 31, 2013 as compared to the same period in 2012, a $8.9 million, or 116.2%, increase in revenues in water logistics for the year ended December 31, 2013 as compared to the same period of 2012 and a $0.2 million, or a 6.7%, increase in revenues in pilot cars for the year ended December 31, 2013 as compared to the same period of 2012. The increase in revenues in our three product lines was driven by increased customer demand. We responded to this demand by opening one new location in 2013 and acquiring $14.5 million of additional fleet, primarily rental and water logistics equipment, as compared to the same period in 2012.

Cost of revenues increased $13.7 million, or 103.4%, from $13.2 million for the year ended December 31, 2012 to $26.9 million for the year ended December 31, 2013. This increase was driven by the 120.4% increase in revenues in the year ended December 31, 2013 as compared to the same period in 2012. Depreciation of rental equipment increased $2.2 million, or 114.6%, from $1.9 million for the year ended December 31, 2012 to $4.1 million for the year ended December 31, 2013. This increase is due to additional depreciation related to the $14.5 million increase in rental equipment in the year ended December 31, 2013 as compared to the same period in 2012. Total costs of revenues as a percentage of revenue decreased from 87.9% of revenues for the year ended December 31, 2012 to 81.1% for the same period in 2013 due to our ability to acquire and place on rent more of our equipment while leveraging our existing locations as we opened one new location in 2013 as compared to three new locations in 2012.

Selling, general and administrative

Selling, general and administrative expenses increased $2.4 million, or 71.5%, from $3.3 million for the year ended December 31, 2012 to $5.7 million for the year ended December 31, 2013. Generally, this increase was due to increased business activity due to our revenue growth discussed above. Specific items contributing to the increase are:

•	Compensation related items increased $0.4 million, from $0.2 million for the year ended December 31, 2012 to $1.1 million for the same period in 2013. This increase is primarily due to increased headcount to support our revenue growth.

•	Stock-based compensation increased $0.7 for the year ended December 31, 2013 as compared to the same period in 2012. The increase was related to our issuance of non-qualified stock options to certain members of management and our board of directors.

•	Insurance expense increased $0.3 million, primarily due to increased business activity associated with our increased revenues.

•	Professional fees increased $0.8 million for the year ended December 31, 2013 over the same period in 2012 due to our investment in corporate infrastructure to support our continued revenue increases and services to facilitate our preparation of audited financial statements.

These increases are partially offset by the increase of $0.4 million in the gain of the sale of non-rental property in equipment for the year ended December 31, 2013 compared to the same period in 2012.

As a percentage of revenues, our selling general and administrative expenses decreased to 17.3% for the year ended December 31, 2013 from 22.2% for the year ended December 31, 2012. This decrease was primarily due to the increase in our revenue of 120.4% without a commensurate increase in our general and administrative expenses as many of these expenses are fixed in nature. As a percentage of revenues, our selling general and administrative expenses excluding stock-based compensation decreased to 15.0% for the year ended December 31, 2013 from 21.7% for the year ended December 31, 2012. This decrease was primarily due to the increase in our revenue of 120.4% without a commensurate increase in our general and administrative expenses as many of these expenses are fixed in nature.

Other income (expense)

Interest expense, net increased 54.1% from $530,695 for the year ended December 31, 2012 to $817,682 for the year ended December 31, 2013. The increase is attributable to increased levels of third party debt to finance our rental equipment purchase and $0.5 million of our $3.0 August and December 2013 bridge notes.

Interest expense, related party increased 214.6% from $92,820 for the year ended December 31, 2012 to $292,012 for the year ended December 31, 2103. The increase is attributable to increased levels of related party debt to finance our rental equipment purchase and $2.5 million of our $3.0 August 2013 bridge notes.

Gain on settlement of debt for the year ended December 31, 2013 relates to the settlement of our Lyco note, unpaid interest on that note and the unpaid Adtrak preferred amounts for shares of our common stock. Concurrently with the Adtrak distribution and reorganization agreements on July 24, 2013, we entered into an agreement with the holder of a $1,000,000 note from Lyco to retire the principal amount of the note, $28,056 of accrued interest and $175,000 of unpaid Adtrak preferred returns in exchange for 152,267 shares of the our common stock. The retirement of the Lyco note resulted in a gain of $205,814 and the settlement of the unpaid Adtrak preferred returns resulted in a charge to retained earnings of $175,000 as Lyco and Adtrak were entities under common control at the time of the transactions.

Supplemental Financial Information

The following table and the discussion that follows presents information related to a non-GAAP performance measure that we use to monitor the performance of our business and which we refer to as Adjusted EBITDA. Due to the fact that Adjusted EBITDA is a non-GAAP measure, we have also included a reconciliation from Adjusted EBITDA to net loss.

	For the Years Ended December 31,
	2012	2013
Adjusted EBITDA	$569,679	$5,592,645
Interest, taxes, and non-cash items:
Interest income (expense), net	(530,695)	(817,682)
Interest expense, related party	(92,820)	(292,012)
Income tax (provision) benefit	—	—
Depreciation and amortization	(1,975,522)	(4,106,522)
Non-cash stock-based compensation	(82,500)	(752,283)

Net loss	$(2,111,858)	$(375,854)

2013 and 2012

The following discussion is a comparison of our Adjusted EBITDA for the year ended December 31, 2013 to the year ended December 31, 2012.

Adjusted EBITDA increased to $5,592,645 in 2013 compared to $569,769 in 2012. As a percentage of revenue, Adjusted EBITDA was 17.0% of revenue in 2013, compared to 3.8% in 2012. This increase as a percentage of revenue was primarily due to higher revenue in 2013. Many of our expenses are fixed in nature and do not vary directly with revenue, and accordingly, our Adjusted EBITDA as a percentage of revenue will fluctuate primarily as a result of changes in our revenue. Additionally, the increase in Adjusted EBITDA in 2013 compared to 2012 is attributable to our ability to acquire and place on rent more of our equipment while leveraging our existing locations as we opened one new location in 2013 as compared to three new locations in 2012.

* * * *

Adjusted EBITDA

As a supplement to the financial statements, which are prepared in accordance with GAAP, we also present Adjusted EBITDA. Adjusted EBITDA is generally consolidated net loss before net interest expense, interest expense, related party, income taxes and depreciation and amortization and before share-based compensation. We present Adjusted EBITDA because we believe the calculation is useful to investors in evaluating our financial performance. In addition, we believe that providing Adjusted EBITDA, together with a reconciliation of Adjusted EBITDA to net loss, helps investors make comparisons between us and other companies that may have different capital structures, different effective income tax rates and tax attributes, different capitalized asset values and/or different forms of employee compensation. Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP and there are material limitations to its usefulness on a standalone basis.

Adjusted EBITDA does not include reductions for cash payments for our obligations to service our debt, fund our working capital and pay our income taxes. In addition, certain items excluded from Adjusted EBTIDA such as interest, income taxes, depreciation and amortization are significant components in understanding and assessing our financial performance. All companies do not calculate Adjusted EBITDA in the same manner and our presentation may not be comparable to those presented by other companies. Investors should use Adjusted EBITDA in addition to, and not as an alternative to, net (loss) income or net cash provided by operating activities as defined under GAAP.

Liquidity and Capital Resources

As of December 31, 2013, we had $1.4 million in cash and cash equivalents and a $4.7 million working capital deficiency. In December 2013, we completed a bridge financing pursuant to which we issued $3.0 million in convertible notes, and we agreed to issue the bridge note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell our common stock in this offering at an exercise price equal to 125% of the price per share at which we sell our common stock in this offering. Upon the closing of this offering, the entire $3.0 million in principal amount of notes shall be converted into shares of our common stock at a conversion price equal to the price per share in this offering.

Our primary source of capital is from cash generated by our operations, and secondarily from capital leases to secure new equipment as the need and opportunity arises, as well as from related parties and other lenders. We also employ an arrangement with a finance company under which we sell certain of our receivables with recourse. We use this arrangement to accelerate our receipt of cash. Our business is highly capital intensive, requiring significant investments in order to expand our rental fleet during periods of growth and smaller investments required to maintain and replace our rental fleet during times of weakening rental demand.

We are highly leveraged and a substantial portion of our liquidity needs arise from debt service requirements and from funding our costs of operations and capital expenditures. As of December 31, 2013, we had $25.0 million of indebtedness outstanding, including $15.7 million in capital lease obligations and $9.3 million in long term debt. Included in our $9.3 million of long-term debt is $6.0 million principal amount of bridge notes issued in August and December 2013. Upon the closing of this offering, $4.5 million, of this amount will be subject to a mandatory conversion into our common stock at a conversion price equal to the price per share in this offering.

We have a series of capital leases for our rental equipment that have fixed interest rates ranging from 4.9% to 14.1%. These capital leases mature at various times until December 2016. The capital leases are secured by the rental equipment and property being leased. The total amount of obligations related to capital leases due as of December 31, 2013 was $15.7 million.

We believe we will have sufficient capital necessary to operate our business for at least twelve months. In addition, we are in the process of seeking additional capital through a number of different alternatives, such as vendor financing, and other credit facilities, for the further development of our expansion plans and working capital. In the event we are unsuccessful in closing this offering, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business.

Our uses of cash are primarily related to working capital, servicing our debt and capital lease obligations for our fleet, and funding our expansion plans. If we are unable to meet our debt obligations that are secured, the collateral securing such instruments are subject to repossession, which could have a material adverse impact on our business.

Cash Flows

Year ended December 31, 2013 as compared to Year ended December 31, 2012

For the year ended December 31, 2013, net cash provided by operating activities was $1.0 million, primarily consisting of net loss of $375,854 adjusted for $4.4 million of non-cash items, primarily depreciation and amortization and stock-based compensation, partially offset by an aggregate use of cash from operating assets and liabilities of $3.1 million. The decrease in cash flow was primarily due to an increase in accounts receivable of $4.3 million which was driven by our $18.1 million increase in revenues in the year ended December 31, 2013 as compared to the same period in 2012. There was also a $0.3 million increase in prepaid expenses due to the timing of certain insurance premium payments. These decreases in cash flow were partially offset by a $1.4 million source of cash from increased accounts payable and accrued expenses. The increases in accounts payable and accrued expenses were consistent with our revenue increase noted above. For the year ended December 31, 2012, net cash provided by operating activities was $1.2 million, consisting of a net loss of $2.1 million adjusted for $2.1 million of non-cash items, primarily depreciation and amortization, partially offset by an aggregate use of cash from operating assets and liabilities of $1.2 million. The operating cash flow was primarily due to a $1.3 million source of cash from increased accounts payable and accrued expenses. The increases in accounts payable and accrued expenses were consistent with our revenue increase noted above.

For the year ended December 31, 2013, net cash provided by investing activities was $0.2 million, which consisted of $0.8 million in rental equipment purchases offset by the sale of a building for $1.0 million. For the year ended December 31, 2012, net cash used in investing activities was $0.3 million, which consisted of purchases of equipment partially offset by the sale of property. These amounts do not include the non-cash items for equipment purchased through capital leases of $14.0 million and $6.1 million for the years ended December 31, 2013 and 2012, respectively.

Net cash used in financing activities for the year ended December 31, 2013 was $0.3 million. This was primarily comprised of principal payments on long term debt and capital lease obligations of $9.9 million. These were partially offset by proceeds of long term debt of $9.6 million, which included our issuance of an aggregate of $6.0 million of bridge notes in August and December 2013. Additionally, there was a $1.2 million use of funds related to the increase in our receivable from Adtrak during 2013. As part of the Adtrak distribution in 2013, our $2.2 million receivable from Adtrak was contributed to Adtrak. For the year ended December 31, 2012, net cash used in financing activities was $1.0 million. This primarily consisted of proceeds from long term debt of $1.4 million offset by principal payments on long term debt and capital lease obligations of $3.2 million. Additionally, there was a $1.0 million source of funds related to the decrease in our receivable from Adtrak during 2012. As part of the Adtrak distribution in 2013, our $2.2 million receivable from Adtrak was contributed to Adtrak.

Contractual Obligations

The following table details the contractual cash obligations for debt, operating leases and purchase obligations as of December 31, 2013.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Capital leases	$15,361,990	$6,933,386	$6,702,266	$1,726,338	$—
Capital leases to a related party	358,653	288,375	70,278	—	—
Operating leases	2,395,064	530,365	868,096	467,351	529,252
Long term debt	4,180,000	—	4,180,000	—	—
Long term debt to a related party	5,131,332	1,024,539	4,106,793	—	—
Estimated Interest expense	3,155,887	1,829,979	1,219,692	106,216	—

Total contractual obligations	$30,582,926	$10,606,644	$17,147,125	$2,299,905	$529,252

Concentrations

We derive a significant portion of our sales from several large customers. For the year ended December 31, 2013 two customers accounted for more than 10% of our revenues, with one accounting for approximately 43% of total revenues and the other at 13%, and two customers represented approximately 26% and 13% of our accounts receivable at December 31, 2013. For the year ended December 31, 2012, two customers represented more than 10% of our revenues, with one at 26% and the other at 22% and two customers accounted for 38% and 11% of our accounts receivable.

Seasonality

Our business is impacted by seasonal factors. Generally, our business is negatively impacted during the winter months due to inclement weather, fewer daylight hours and holidays. Certain of our product lines are more susceptible to weather conditions, such as rental of heaters, which are in heavy demand during the winter cold weather months, but zero demand during the rest of the year. In addition, light towers are used more significantly during the winter months due to fewer daylight hours, and may have more service issues. During the fourth quarter, we historically have experienced slowdown during the Thanksgiving and Christmas holiday seasons and demand sometimes slows during this period as our customers exhaust their annual capital spending budgets.

Severe weather materially and adversely impacts demand for our rental equipment and our water hauling and pilot car services, and increases our costs of operations. Our rental equipment is operated outdoors, in the elements. Equipment is much more susceptible to failure and requires increased maintenance when operated in harsh climactic conditions (during periods of extreme heat, extreme cold, heavy rain or heavy snow or heavy winds). Prolonged periods of severe weather increase our repair and maintenance costs and may cause us to rent replacement equipment from a third party in order to service a client account while our equipment is being repaired, often at substantially higher costs to us. Extreme weather conditions can also cause transportation difficulties that hamper our ability to redeploy our rental equipment inventory and trucks, to access our equipment in service for repair and maintenance, and to timely obtain parts and deliver those parts to the locations at which we require them. Finally, during periods of extreme climactic conditions our customers may reduce or suspend hydraulic fracturing and other drilling activity, adversely impacting demand for our water hauling and pilot services. During the first calendar quarter of 2014, we experienced severe weather conditions in most of our geographic markets, including heavy snow, prolonged periods of extreme cold, ice storms and high winds. Those weather conditions resulted in the realization of significantly lower revenues and increased operating expenses, and will significantly impact our operating results for that period.

Quantitative and Qualitative Disclosures about Market Risk

At December 31, 2013, all of our debt was fixed rate. None of our market sensitive instruments were entered into for trading purposes. We did not utilize swaps, forward or option contracts on interest rates or other types of derivative financial instruments to manage our risk as of and for the year ended December 31, 2013 and the year ended December 31, 2012. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our results of operations or cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results, however, may materially differ from our calculated estimates. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact future results of operations and financial condition.

Estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the use of estimates based on management’s knowledge and experience. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Due to their prospective nature, actual results could differ from those estimates. Significant estimates include the recording of allowances for doubtful accounts, estimated useful lives of property and equipment, and the determination of the valuation allowances for deferred tax assets.

Accounts Receivable. Accounts receivables are stated at the amount we expect to collect. We recognize an allowance for doubtful accounts to ensure accounts receivables are not overstated due to uncollectibility. Bad debt reserves are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when we become aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customers’ operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of December 31, 2012, we had not recorded an allowance for any potential non-collection. During the year ended December 31, 2013, we recorded a $194,878 allowance for doubtful accounts.

Revenue Recognition. Revenue is generally recognized when services have been rendered, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collection is reasonably assured. To the extent that one or more of these conditions are not met, revenue is deferred until such time as all four criteria are met.

Equipment rental contract periods are generally daily and recognized monthly, or when the equipment is returned. We record amounts billed to customers in excess of recognizable revenue as deferred revenue. Sales tax amounts collected from customers are recorded on a net basis.

Property and Equipment, net. Property and equipment are recorded at cost. We depreciate our property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Buildings are depreciated over 39 years and leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Impairment of Long-Lived Assets. We assess the recoverability of its long-lived assets, including property and equipment and intangible assets, for impairment whenever facts and circumstances indicate that the carrying amounts of the assets may not be recoverable. An impairment loss is recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset’s carrying value is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. We determine fair value by using a combination of comparable market values and discounted cash flows, as appropriate. There were no indicators of impairment during the year ended December 31, 2013 and the year ended December 31, 2012. The Company did not incur any impairment charges for the year ended December 31, 2013 and for the year ended December 31, 2012.

Income Taxes. We account for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before we are able to realize the benefit, or that future deductibility is uncertain.

Prior to the Reorganization Transactions; ECM LLC and ECM Rentals LLC elected to be taxed as Partnerships under the provisions of the Internal Revenue Code with the members responsible for paying taxes on their proportionate share of the Company’s income.

Non-Controlling Interest. We had until July 2013 a 77% equity interest in ECM LLC. As of December 31, 2012, the third-party non-controlling interest was a deficiency of ($51,669).

Stock-Based Compensation

We measure stock-based compensation at the grant date based on the fair value of the award and recognize stock-based compensation expense over the requisite service period.

Awards granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such awards vest, and the fair value of such instruments, as adjusted, is expensed over the requisite service period.

We awarded 719,500 options to management, directors and consultants from September 11, 2013 to December 9, 2013. We used a combination of the Income Approach, The Peer Company Public Company Market Multiple Method and the Similar Transactions Method to arrive at an estimated fair value of our common stock to be used in the Black-Scholes option pricing model to determine the fair value of these awards.

During 2013, we considered the following significant factors in preparing its fair value analyses:

•	Changes in and uncertainties with respect to, regional, national and international economic conditions.

•	The Company’s Enterprise Value using an Income Approach;

•	The Company’s Enterprise Value using a Peer Company Public Company Market Multiple Method;

•	The Company’s Enterprise Value using a similar transactions method;

•	The Company’s ability to access the debt and equity capital markets;

•	Energy Services market conditions in the geographic areas in which the Company operated; and

•	The Company’s performance and results of operations;

Contemporaneously with the issuance of the common stock awards from September 11, 2013 to December 9, 2013, we generated financial projections and used those projections to develop a discounted cash flow model in order to determine a fair value based upon the income approach. We used these internal projections with a weighted average cost of capital (“WACC”) of 14.5%. The development of our WACC contemplated the capital structure of 11 publicly traded guideline companies, our capital structure, the cost of equity which included consideration of a small stock premium and the cost of debt.

We also performed an analysis of the same eleven guideline companies noted above in arriving at a fair value using a market approach, specifically the Public Company Market Multiple Method (“PCMMM”). The analysis reviewed the enterprise value of the guideline companies as a multiple of both revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”). The two values were then averaged to arrive at fair value.

The final analysis we performed used the Similar Transactions Method. In this analysis, we looked at six acquisitions of entities whose operations were similar to those of the Company. The analysis reviewed the enterprise value of the acquired companies as a multiple of both revenue and EBITDA. The two values were then averaged to arrive at fair value.

We then took the results of the three valuation methodologies noted above and weighted them as follows:

Income Approach (50%)

PCMMM (25%)

Similar Transactions Method (25%)

The resultant weighting resulted in a valuation of our common shares of $10.80 per share. We attributed the most weight to the Income approach as that methodology better captures the growth in profitability that we anticipate over the next several years. The other two approaches are more static. Overall, our analysis gives 50% to an income approach and 50% to market-based approaches (PCMMM and Similar Transactions Method combined).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the weighted average assumptions noted in the following table. Expected volatilities are based on the historical and implied stock price volatility of 11 comparable publicly companies. Expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the simplified method. Due to the limited number and homogeneous nature of option holders, the expected term was evaluated using a single group. The risk-free rate is based on the U.S. Treasury yield curve for time periods equivalent to the expected term of the options on the grant date.

Year Ended December 31, 2013
Expected dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	0.74%
Expected term (years)	3.31
Weighted average fair value of options granted during the period	$4.22

During 2012, Lyco issued 550,000 shares of common stock to an employee, which were subsequently exchanged for 44,741 shares of our common stock pursuant to the Reorganization transactions.

We selected a Market Approach to estimate the fair value of the Lyco shares as Lyco sold shares of preferred stock along with shares of common stock to third parties in 2011. Our estimation of fair value was performed retrospectively with the 2011 and 2012 awards. The terms of sale were: for $1.00 invested, the investor would receive 1.0 share of preferred stock and 1.46 shares of common stock. During the year ended December 31, 2011, Lyco issued an aggregate of 2,250,000 shares of preferred stock and 3,285,000 shares of common stock for cash proceeds of $2,250,000. Pursuant to the Reorganization transactions, the 2,250,000 shares Lyco preferred stock were retired and the 3,285,000 shares of Lyco common stock were exchanged for 267,228 shares of our common stock. We rolled forward the fair value estimation form the 2011 awards to the 2012 issuances as there were no other third party issuances available to revise the 2011 fair value estimation.

Using an Option Pricing Method, we derived the implied equity value for our Stock based on the sale of Preferred Stock sale described above. We then used a Black-Scholes option pricing model to estimate the fair value of the common stock.

The fair value of each share awarded was estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Expected volatilities are based on the historical stock price volatility of ten comparable publicly traded energy services companies and the implied stock price volatility of four comparable energy services companies. Expected term, which represents the period of time that awards are expected to be outstanding, was estimated based on management expectations. The risk-free rate is based on the U.S. Treasury yield curve for a period equivalent to the expected term of the shares on the award date.

Expected dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	0.27%
Expected term (years)	2.0
Weighted average fair value of options granted during the period	$1.84

All of the 2013 awards were made at a strike price of $12.00 per share which resulted in an 11% premium to the estimated fair value at the time of the award.

In April 2014, upon approval of our stockholders, certain of these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering. We will estimate the fair value of the modified awards immediately prior to this modification and immediately after this modification. We will record the incremental estimated fair value from this comparison as non-cash stock-based compensation expense to be recognized over the vesting schedules of the various awards. We will use the same methodology described above for estimating the fair value of our 2013 awards to estimate the fair value of the modified awards immediately before and after the modification.

JOBS Act and Recent Accounting Pronouncements

The recently enacted JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We have implemented all new accounting pronouncements that are in effect and may impact our consolidated financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are an energy services company in the United States focused on oil field equipment rentals, water logistics and pilot car services. Currently, we have seven locations in the prolific oil and natural gas shale areas in the United States. We commenced operations in July 2010, and generated revenues of $33.1 million and $15.0 million in 2013 and 2012, respectively.

Our Strategy

We distinguish ourselves from our competition by placing our locations closer to the oil fields in underserved markets rather than in major metropolitan areas that may be more than 100 miles away. Our physical location enables us to provide 24/7 customer service allowing us to address service issues within two hours of a call. In addition, we believe that we benefit from having a limited number of products to offer that are easily re-deployable, yet specifically tailored for oil and gas field customers. We believe this enables us to run at higher utilizations, and be more efficient and more resourceful with capital expenditures. Furthermore, with what we believe to be one of the youngest fleets in the industry we are able to provide reliable equipment to our customers. We believe the age of our fleet, our proximity to our customers, our customer service, our tailored product offerings and our commitment to safety differentiates us from many of our competitors.

Our core competency is our ability to easily deploy resources, both employees and equipment, to customers in the energy sector. We offer a platform to provide additional services or product offerings that assist our customers with their particular needs. We are regularly evaluating the expansion of products and services, based on return on investment and the ease of re-deploying such assets. We believe the value we provide to our customers has resulted in the expanded use of our product offerings. However, we have experienced greater customer concentration due to our limited capital. A key element for our geographic expansion strategy is to expand with our primary customers as they enter new markets.

Our Business

Our service for the onshore drilling, completion and production of oil and gas wells fall into the following categories:

Equipment rental:

•	light towers;

•	power generation equipment;

•	pumps and accessories.

•	reach forklifts;

•	hi-lift and aerial work platform equipment; and

•	heaters;

Water hauling logistics:

•	freshwater;

•	treated water;

•	produced/flowback water;

•	disposal water; and

•	water sourcing.

Pilot cars:

•	escorting rig moves and heavy hauls; and

•	traffic control.

Our Fleet

Our fleet, as of December 31, 2013, consisted of approximately 830 pieces of equipment. All our equipment for rent has a cost weighted average age of 1.25 years. We believe this fleet is among the youngest in the industry. We provide maintenance and service for our fleet at our maintenance facilities and on our customers’ sites on an as needed and scheduled basis.

We primarily source our equipment directly from manufacturers and we do not have long-term equipment sourcing agreements with any manufacturers. We do not purchase the equipment unless our customers indicate a demand for such items, coupled with a strong return on investment and the ease of redeployment. We believe this strategy increases the utilization rates for our equipment and allows us to better allocate our financing resources.

Our People

We believe our past growth and future prospects are greatly dependent on the customer service we provide and on the safety record of our employees. As such, we have a diligent approach to hiring and onboarding our employees. For instance, our water hauling drivers must meet 100% certification of 13 safe operating skillsets before driving on their own.

Our Locations

Our facilities are located in close proximity to the oil and gas fields in underserved markets rather than in the larger metropolitan areas. Generally, we service customers within a 60 mile radius of our individual locations, enabling us to provide more responsive customer service. Our expansion plans include following the requests of our largest customers to set up operations into new geographic areas.

We currently operate our business out of seven locations:

•	Cambridge, Ohio servicing the Utica shale and Marcellus shale in Ohio;

•	Alva, Oklahoma servicing the Mississippian Lime formation in northern Oklahoma and southern Kansas;

•	Dilley, Texas servicing the western portion of the Eagle Ford shale in south Texas;

•	Clarksburg, West Virginia, servicing the Marcellus shale area of West Virginia and Southwestern Pennsylvania;

•	Williamsport/Montoursville, Pennsylvania servicing the Marcellus shale area in Northeastern and Northcentral Pennsylvania;

•	Cuero, Texas managed out of the Dilley, Texas facility servicing the eastern portion of the Eagle Ford shale in south Texas; and

•	Hobbs, New Mexico, which opened February 2014 servicing the Permian Basin in New Mexico and Texas.

All of our locations are leased and typically have a lease term of 3 to 5 years, except for Cambridge, Ohio, which has a 10 year term. Our locations consist of buildings with office space, maintenance bays and outside storage yards.

Our executive headquarters are located in leased facilities in Scottsdale, Arizona and a corporate office in Williamsport, Pennsylvania.

Our Services

We rent to our customers equipment that is specifically used for oil and natural gas drilling operations, and provide 24 hour, seven days per week service and pickup and delivery capabilities. A majority of equipment rentals in the oil and gas industries are based on a daily rate and not discounted for weekly or monthly rentals, as is the norm for general rental companies. Due to our proximity to the oil fields, we generally provide service within two hours of a request, seven days a week. We also provide “on call” fuel delivery for our customers on an agreed upon schedule. Some of our mechanics service vehicles are fitted with small fuel tanks for this purpose.

Our water hauling logistics services primarily consists of transporting fresh, treated, produced/flowback and disposal water for the onshore oil and gas fracturing shale energy markets in Ohio, West Virginia and Pennsylvania. Generally, our customers have sourced the water that we transport in accordance with their instruction. We are involved in water management and logistics in the upstream segment of the energy industry in connection with the establishment of production wells and the transportation of water. The industry is made up of providers that include national or regional trucking and logistics companies with a focus on oil and gas onshore shale plays as well as local operations servicing the needs of the energy industry.

Our water hauling fleet expanded during 2013 by 14 trucks to a total of 42 trucks due to increased demand for our services in the Marcellus and Utica shale areas. As of December 31, 2013, we operate in the Marcellus and Utica shale areas in Ohio, West Virginia and Pennsylvania.

We operate three specific variations of trucks:

•	straight trucks (tri-axles) with either 110 or 120 barrel tanks;

•	straight trucks (quad-axles) with 100 barrel tanks; and

•	transports, which are tractor trailers with 130 barrel tanks.

Each truck type has unique advantages in different geographic areas depending on weight limitations and turning radius of the drill pad or water impoundment sites.

Our pilot car and traffic control services consist of escorting heavy haul trucks in the rig moving process, and the traffic control activities for drill and hydraulic fracturing sites. We have approximately 50 vehicles branded “X’corts” that are four-wheel drive vehicles with oversized road signs and light bars. Our vehicles are driven by professionally trained drivers that meet the certification requirements in the states in which they operate. Our primary business activity is escorting heavy haul loads and drilling rig moves throughout Pennsylvania, Ohio and West Virginia. In the markets we service, we believe X’corts is among the largest providers of pilot car and traffic control services.

Customers

Our customers are primarily national or multi-national companies in the oil and natural gas industry. Historically, we have focused our resources on a small number of customers, and sought to expand our relationships with these customers. Some of these customers require national master service agreements to be in place prior to utilizing our services, which expedites the effectiveness of our expansion efforts into new geographic locations. We continue to expand our base of customers, including oil and gas operators, drilling companies, contractors and service companies.

Our customers utilize our offerings during each of the following stages at the drill site:

•	the preparation of the drill pad for drilling;

•	the actual drilling;

•	relocation of the drill rigs;

•	completion; and

•	production.

Competitive Advantages of Our Business

With our young and high quality fleet, we deliver safe and dependable customer service and provide equipment and energy services to onshore oil and gas shale customers in North America. We target underserved markets for our locations and our goal is to rapidly expand into the major U.S. shale basins and to be the most dependable provider in each of our local service areas. We believe our strategy will enable us to achieve this goal:

Safety: We believe safety is of the highest priority to the oil and gas company operators, and safety records are regularly reviewed and monitored by our customers. We similarly place safety as the highest priority for our operations as well.

All of our driver applicants are thoroughly screened (drug test, background check, Motor Vehicle Report, Employment History Check, Road Test) and trained in a mentor/protégé program. Most of our drivers have completed courses that include: PEC/Safeland Training, Smith Systems Defensive Driving, Spill and Rattlesnake Training, Pre and Post Trip Training and OSHA 10. We also hold weekly safety meetings and daily pre-shift meetings. We monitor driver performance by utilizing in field supervision along with technology systems and review log’s to insure compliance with weekly DOT maximum hour requirements.

Location: We locate our facilities in underserved markets and in close proximity to the oil and gas field areas in our markets rather than the larger metropolitan areas. This proximity enables us to service our customers’ needs quickly and efficiently and allows us to provide true 24/7 customer service. We believe our customer service reputation has been, and will in the future be, a primary factor in our growth. For example, many of our customers measure the efficiency of the water haulers that are servicing them by calculating the cost per barrel of water transported, which is based on when the water hauler leaves and returns to its base location and the amount of water delivered. As such, our proximity to our customers’ locations results in a lower cost per barrel measure than many of our competitors.

Service: We provide 24 hour, seven days per week service and pickup and delivery capabilities. In our Cambridge, Ohio facility and our Clarksburg, West Virginia facility, we maintain two 12-hour service shifts in our equipment rental business. In our water hauling locations, we provide two 12-hour service shifts. Due to our proximity to our customers, we are able to address our customers’ service issues within two hours of a request. We also provide “on call” fuel delivery for our customers on an agreed upon schedule. To deliver outstanding customer service it is important to hire and retain high quality drivers and field service mechanics as they are the day-to-day customer interfacing roles. We believe the compensation and benefits we provide our drivers is among the highest and best in the industry, which allows us to hire and retain quality drivers. In addition, since our water hauling trucks are relatively new, we believe we have an advantage in hiring and retaining quality drivers, as newer trucks are more desirable to operate.

Age of Equipment: As we began our equipment rental operations in December 2011, our fleet is newer than most major rental companies. According to the Rouse Rental Report from August 2013, the industry average age across all rental categories was 44.7 months with a range between 36.0 to 55.3 months. We believe the age of our rental equipment gives us an advantage with customers that view new, reliable equipment as having less chance of downtime. A majority of our water hauling trucks and pilot cars were purchased within the last three years. We believe the age of the water hauling trucks and their condition gives us a substantial advantage in hiring drivers as they prefer driving newer trucks. It also reduces the likelihood of equipment malfunctions, and the associated costs, due to the lesser mileage and wear and tear as compared to older fleets.

Expansion: Our strategy for expansion is customer driven and is focused on building out our footprint in the major oil and gas plays in the United States. In each of these areas, we will seek locations that are close to the drilling activity and that are also underserved markets. Once we are able to establish these locations, we intend to expand using satellite locations until they achieve sufficient volumes to become standalone locations. We refer to satellite locations as locations generally within 150 miles of another location that is managed by personnel at such other location. We do not establish specific volume thresholds before converting a satellite location to a standalone location, but determine the economic viability of each satellite location as a standalone location on a store by store basis.

Information Systems

At the end of 2013, we implemented and licensed a hosted third party enterprise wide rental information system and general ledger. The system fully integrates all location operations such as rentals, water services, pilot services and cash management, with the corporate activities, including finance, fixed asset and inventory management. Our rental transactions are processed real-time and the system can be accessed by employees at the point of sale to determine equipment availability, pricing and other relevant customer specific information. Operations and management can access all of these systems and databases throughout the day at all of our locations or remotely through a secure key to analyze data, such as fleet utilization, status of assets, pricing and financial results. Our management team is beginning to use this information to monitor current business activities closely, looking at operational and customer trends and proactively managing changes in the marketplace.

We believe that our use of information technology is a key component to building a strong operating foundation, which will enable us to more profitability and efficiently grow our business. We believe continued investment in this area will help us maintain and improve upon our customer satisfaction, responsiveness and flexibility.

Competition

The U.S. equipment rental industry is highly fragmented and competitive. We are currently focusing on the oil and gas and fracturing drilling energy business. Our competitors primarily include: (1) small, independent businesses with one or two rental locations; (2) regional competitors that operate in one or more states; (3) public companies or divisions of public companies that operate nationally; and (4) equipment dealers who both sell and rent equipment directly to customers.

Our water hauling services compete with national, regional and local trucking companies as well as pipeline companies and oil company operators. We also compete with companies offering water recycling regarding flowback and produced water. The industry is highly price sensitive and relationship oriented. The utilization of trucking assets varies based on the drilling and fracturing activity in specific geographical locations. There are a number of water management companies that handle the complete scope of water management for the operators. Some of these companies own fleets of water hauling trucks that compete directly with independent companies. A number of oil company operators bid the work on an hourly basis. There are a number of national trucking companies that both haul water for the energy companies as well as provide water management.

We compete with a number of small operators in the pilot car and traffic control market, as well as a few larger companies that service the markets in which we operate.

Sales and Marketing

Our sales and marketing efforts include at least one salesperson in each market area. Sales efforts are further enhanced by the efforts of our location manager, as well as our management, that regularly meet with our customers. Our sales personnel generally meet with potential customers and representatives on the drilling and completion sites and also visit the local and regional offices of the oil and gas operators, contractors and service companies in each specific market area.

Environmental and Safety Regulations

Environmental Regulations. Our operations are subject to numerous laws governing environmental protection and occupational health and safety matters. Our operations generally do not raise significant environmental risks, but we use and store hazardous materials as part of maintaining our rental equipment fleet and the overall operations of our business. In addition, our customers operating in the oil and gas industry are subject to a variety of regulations and may in the future be subject to additional restrictions on their activities. Under environmental and safety laws, we may be liable for, among other things, the costs of remediating contamination at our sites, and fines and penalties for non-compliance.

Hydraulic Fracturing. A significant portion of our revenue involved renting equipment to customers and supplying water to customers that use the hydraulic fracturing, or “fracking” method to extract natural gas. This method has been the subject of scrutiny by several states, the Federal government and advocacy groups regarding its impact on the environment. The U.S. Environmental Protection Agency (the “EPA”) is studying the potential adverse effects that hydraulic fracturing may have on the environment and public health and is considering or has issued regulations or guidance regarding certain aspects of the process, including the sourcing of water and wastewater disposal. In addition, from time to time, legislation is introduced in Congress that could result in additional regulatory burdens. State and local governments have also begun to regulate hydraulic fracturing. The nature of any new regulations as well as the timing of their issuance is uncertain. To the extent that our customers in this industry are adversely affected by existing and new regulations or restrictions, our business with these customers may decrease, which could adversely affect our operations.

Transportation regulations. Our water logistics and equipment rentals businesses conduct interstate trucking operations that are subject to federal regulation by the Federal Motor Carrier Safety Administration, or “FMCSA,” a unit within the United States Department of Transportation, or “USDOT.” The FMCSA publishes and enforces comprehensive trucking safety regulations, including rules on commercial driver licensing, controlled substance testing, medical and other qualifications for drivers, equipment maintenance, and drivers’ hours of service, referred to as “HOS.” The agency also performs certain functions relating to such matters as motor carrier registration (licensing), insurance, and extension of credit to motor carriers’ customers.

Our intrastate trucking operations are also subject to the state regulations. Federal law also allows states to impose insurance and safety requirements on motor carriers conducting intrastate business within their borders, and to collect a variety of taxes and fees on an apportioned basis reflecting miles actually operated within that state.

The HOS regulations establish the maximum number of hours that a commercial truck driver may work. A new FMCSA rule reducing the number of hours a commercial truck driver may work each day became effective in February 2012 and the compliance date of selected provisions was July 1, 2013. The new rule, which is intended to reduce the risk of fatigue and fatigue-related crashes and harm to driver health in several ways, among other things prohibits a driver from driving if less than eight hours have passed since the driver’s last off-duty or sleeper berth break of at least 30 minutes and limits the use of the restart to once a week, which, on average, will cut the maximum work week from 82 to 70 hours. The effect of reduced driver hours may raise operating costs for many if not most truck fleets.

Employees

As of January 1, 2014, we had 207 employees. Of these, 29 are salaried personnel and 178 are hourly personnel. We do not have any collective bargaining agreements covering our employees. We believe our relationship with our employees to be good.

Legal Proceedings

From time-to-time we are party to legal proceedings and potential claims arising in the ordinary course of business, including claims related to employment matters, contractual disputes, personal injuries and property damage. In addition, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries. Litigation is subject to many uncertainties and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to us or any of our subsidiaries involved. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any current pending legal proceedings to which we are a party will materially harm our business, results of operations, cash flows or financial condition.

Corporate Structure

We were incorporated in July 2013 to operate our energy service businesses. In July 2013, we acquired all of the membership interests in Energy Construction Management LLC, a Delaware limited liability company (“ECM LLC”) and Lyco Industries, Inc., a Pennsylvania corporation (“Lyco”). This acquisition was completed by the equity holders in ECM LLC and Lyco contributing their equity to us in exchange for our shares of common stock.

Our water logistics and pilot car services were conducted by ECM, and our equipment rental services were conducted by ECM LLC’s wholly owned subsidiary, ECM Rentals LLC, a Delaware limited liability company. We now conduct all our operations in ECM Energy Services, Inc. Lyco currently has no operations.

Prior to our acquisition, Lyco owned a majority of the membership interests in ECM LLC and in Adtrak 360, LLC (“Adtrak”), an entity in the online advertising industry. In July 2013 and prior to our acquisition of Lyco, Lyco distributed its ownership interest in Adtrak to its then shareholders.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2013.

Name	Age	Position
William Higgins	70	Chairman of the Board
Kevin Groman	43	Chief Executive Officer and Director
Harry Wahl	54	President and Chief Operating Officer
Robert W. Seifert	49	Chief Financial Officer
Melvin Benson	64	Director
Kevin M. McGovern	65	Director, Chair of Nominating and Corporate Governance Committee
James Oberman	54	Director, Chair of Audit Committee
Christa M. Titus	55	Director, Chair of Compensation Committee
James Gary Veazey	71	Director

Set forth below is biographical information about each of the individuals named in the tables above:

William Higgins, Chairman of the Board. Mr. Higgins is one of our founders and has served as our Chairman of the Board since July 2013. Since January 2011, Mr. Higgins has served as the Chairman of the Board of Lyco, as the managing member of Adtrak and, until our acquisition of ECM LLC, as the managing member of ECM LLC. From 2006 until November 2010, Mr. Higgins served as Chairman of the Board of National Processing Company, a company that provided credit card services to retail merchants. We believe that Mr. Higgins’ business experience combined with his business acumen and judgment, provide our board of directors with valuable strategic and operational expertise and leadership skills.

Kevin Groman, Chief Executive Officer and Director. Mr. Groman has served as our Chief Executive Officer and as a director since September 2013. From 2006 through April 2012, Mr. Groman served as Senior Vice President, General Counsel and Corporate Secretary of RSC Holdings Inc. (NYSE: RRR). From 2000 until 2006, Mr. Groman served in various capacities for PetSmart, Inc. (NASDAQ: PETM), including as Vice President, Associate General Counsel and Deputy Compliance Officer. Mr. Groman received a Bachelor of Science in Accounting from Ithaca College and a J.D. from Western New England College School of Law. We believe Mr. Groman’s extensive knowledge of our industry, his experience in strategy and growth, his legal experience and his prior public company experience strengthens our board of directors’ collective qualifications, skills and experience.

Harry Wahl, President and Chief Operating Officer. Mr. Wahl is one of our founders and has served as our President and Chief Operating Officer since July 2013. Since October 2010, Mr. Wahl has served as President of ECM LLC. From April 2000 until September 2010, Mr. Wahl served as Chief Executive Officer of Inbox360, Inc., an internet advertising agency. Mr. Wahl received a Bachelor’s degree in Business Administration from Ohio University.

Robert W. Seifert, Chief Financial Officer. Mr. Seifert has served as our Chief Financial Officer since September 2013. From November 2012 until joining us, Mr. Seifert served as Director of Finance and Reporting at Taylor Morrison Home Corporation (NYSE: TMHC). From February 2007 until May 2008 and from April 2011 until June 2012, Mr. Seifert served as Finance Director of RSC Holdings Inc. (NYSE: RRR). Mr. Seifert received a Bachelor of Science in Accounting from Fairfield University.

Melvin Benson, Director. Mr. Benson has served as our director since September 2013. Since 2000, Mr. Benson has served as the owner and President of Mel E. Benson Management Services, Inc., an international management consulting firm based in Calgary, Alberta. Mr. Benson has served as a director of Suncor Energy Inc. (NYSE: SU) since 2000. Mr. Benson has studied at Oklahoma State University, the Northern Alberta Institute of Technology and most recently at Stanford University. We believe Mr. Benson’s extensive knowledge of our industry and his public company experience strengthens the board of directors’ collective qualifications, skills and experience.

Kevin M. McGovern, Director. Mr. McGovern has served as our director since September 2013. Since January 2002, Mr. McGovern has served as the Chairman and Chief Executive Officer of McGovern Capital LLC, an investment, strategy and licensing provider to global business. Since January 2007, Mr. McGovern has also served as the Chairman and Chief Executive Officer of The Water Initiative, which co-creates customized and sustainable drinking water solutions. Mr. McGovern was the founder of Sobe Beverage Co.; KX Industries (air and water filters); and head of licensing for Alpha Hydroxy Acids. Mr. McGovern previously served on board of directors, including the audit and compensation committees, of The Sports Authority. Mr. McGovern received his Bachelor of Arts from Cornell University and a J.D. from St John’s School of Law. We believe Mr. McGovern’s extensive business acumen strengthens the board of directors’ collective qualifications, skills and experience.

James Oberman, Director. Mr. Oberman has served as our director since September 2013. Since November 2010, Mr. Oberman has served as Senior Executive Vice President of Vantiv, Inc. (NYSE: VNTV). From October 2006 until January 2010, Mr. Oberman served as Chief Operating Officer of National Processing Company, which was acquired by Vantiv, Inc. in 2010. Mr. Oberman received his Bachelor of Science in Accounting and Finance from the University of Arizona and was previously a certified public accountant. We believe Mr. Oberman’s extensive knowledge of accounting and finance strengthens the board of directors’ collective qualifications, skills and experience.

Christa M. Titus, Director. Ms. Titus has served as our director since September 2013. Since October 2013, Ms. Titus has served as Chief of Operations, SVP Financial Institutions Merchant Solutions of Vantiv, Inc. Since February 2008, Ms. Titus served as Senior Vice President of Strategic Initiatives for National Processing Company, a company that provided credit card services to retail merchants, and from October 2004 until September 2006, Ms. Titus served as Chief Operating Officer of National Processing Company. Ms. Titus was a director of Lyco prior to our acquisition of Lyco in July 2013. Ms. Titus received a Bachelor of Science in Accounting from Miami University. We believe Ms. Titus’s extensive knowledge of accounting and finance strengthens the board of directors’ collective qualifications, skills and experience.

James Gary Veazey, Director. Mr. Veazey has served as our director since September 2013. Since 1987, Mr. Veazey has served as the founder and Chief Executive Officer of Process Technical Services, Inc., a company that provides technical and management expertise to process industries. Mr. Veazey received a Bachelor in Business Administration from the University of Texas. We believe Mr. Veazey’s extensive knowledge of the oil and natural gas industry provides our board of directors with valuable insight into our industry.

Director Independence

The rules of the NYSE MKT, or NYSE Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the NYSE Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the NYSE Rules, a director will only qualify as an independent director if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NYSE Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the NYSE Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with the company.

In September 2013, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Messrs. Higgins and Groman, are independent as defined under the NYSE Rules. Our board of directors has appointed Mr. Oberman, Ms. Titus and Mr. McGovern to the audit committee, and Ms. Titus, Mr. Benson and Mr. Oberman to our compensation committee, and such directors satisfy the independence standards for these committees established by the Securities and Exchange Commission, or SEC, and the NYSE Rules, as applicable. In addition, our board of directors appointed Mr. McGovern, Mr. Veazy and Mr. Benson to our nominating and governance committee.

Committees of the ECM Energy Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Each of these committees will operate under a charter that will be approved by our board of directors prior to this offering.

Audit Committee. Our audit committee consists of three directors, all of whom are independent directors. The members of the audit committee are James Oberman, who will chair the committee, Ms. Titus and Mr. McGovern. The board intends to appoint an additional member to our audit committee. The audit committee consists exclusively of directors who are financially literate. In addition, James Oberman will be considered an “audit committee financial expert” as defined by the SEC’s rules and regulations.

The audit committee responsibilities include:

•	overseeing the compensation and work of and performance by our independent auditor and any other registered public accounting firm performing audit, review or attestation services for us;

•	engaging, retaining and terminating our independent auditor and determining the terms thereof;

•	assessing the qualifications, performance and independence of the independent auditor;

•	evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

•	reviewing and discussing the audit results, including any comments and recommendations of the independent auditor and the responses of management to such recommendations;

•	reviewing and discussing the annual and quarterly financial statements with management and the independent auditor;

•	producing a committee report for inclusion in applicable SEC filings;

•	reviewing the adequacy and effectiveness of internal controls and procedures;

•	establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls, or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit committee; and

•	reviewing transactions with related persons for potential conflict of interest situations.

Compensation Committee. Our compensation committee consists of three directors, all of whom are independent directors. The members of the Compensation Committee are Ms. Titus, who will chair the committee, Mr. Benson and Mr. Oberman. The committee has primary responsibility for:

•	reviewing and recommending all elements and amounts of compensation for each executive officer, including any performance goals applicable to those executive officers;

•	reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans;

•	once required by applicable law, causing to be prepared a committee report for inclusion in applicable SEC filings;

•	approving any employment agreements, severance agreements or change of control agreements that are entered into with the CEO and certain executive officers; and

•	reviewing and recommending the level and form of non-employee director compensation and benefits.

Nominating and Governance Committee. The Nominating and Governance Committee consists of three directors. The members of the Nominating and Governance Committee are Mr. McGovern, who will chair the committee, Mr. Veazey and Mr. Benson. The Nominating and Governance Committee’s responsibilities include:

•	recommending persons for election as directors by the stockholders;

•	recommending persons for appointment as directors to the extent necessary to fill any vacancies or newly created directorships;

•	reviewing annually the skills and characteristics required of directors and each incumbent director’s continued service on the board;

•	reviewing any stockholder proposals and nominations for directors;

•	advising the board of directors on the appropriate structure and operations of the board and its committees;

•	reviewing and recommending standing board committee assignments;

•	developing and recommending to the board Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually;

•	making recommendations to the board as to determinations of director independence; and

•	making recommendations to the board regarding corporate governance based upon developments, trends, and best practices.

The Nominating and Governance Committee will consider stockholder recommendations for candidates for the board of directors.

Our bylaws provide that, in order for a stockholder’s nomination of a candidate for the board to be properly brought before an annual meeting of the stockholders, the stockholder’s nomination must be delivered to the Secretary of ECM Energy Services, Inc. no later than 120 days prior to the one year anniversary date of the prior year’s annual meeting.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be made available on the Corporate Governance section of our website, which is located at www.ECMenergy.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation of Executive Officers

Summary Compensation Table

ECM Energy Services, Inc. was formed in 2013. To provide you with a complete picture of the compensation paid to our executive officers for the fiscal years ended 2013 and 2012, the following table and the related notes set forth information relating to the compensation paid to each of the named executive officers of Energy Construction Management, LLC and ECM Rentals, LLC, consisting of the persons who served as our Chief Executive Officer during 2013 and each of the next two most highly compensated of the executive officers, serving as of December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(5)	Option Awards ($)(6)	All Other Compensation ($)		Total
Kevin J. Groman, Chief Executive Officer (1)	2013	71,154	—	—	1,050,000	—		1,121,154

Harry Wahl, President and Chief Operating Officer	2013	175,385	—	—		6,566	(3)	181,951
	2012	104,310	—	—		11,150	(3)	115,460

Robert Veshosky, Senior Vice President of Operations	2013	152,308	98,539	100,000	174,400	2,583	(3)	527,830
	2012	143,640	26,590			8,100	(4)	178,330

Robert Russell, Former Chief Executive Officer	2013	127,117	—	500,000	143,780	2,367	(3)	773,264
	2012	150,800	—	—		35,960	(2)	186,760

(1)	Mr. Groman joined us in September 2013.
(2)	Consists of $11,000 paid in consideration of Mr. Russell’s execution of a non-compete agreement and $24,960 in housing payments.
(3)	Consists of medical, vision and dental benefits.
(4)	Consists of $4,000 paid in consideration of Mr. Veshosky’s execution of a non-compete agreement and $4,100 in medical, vision and dental benefits.
(5)	Consists of the award of membership interests in ECM Rentals LLC in March 2013. These interests were repurchased in August 2013 as part of the reorganization of the company.
(6)	Represents the full grant date fair value of the option grant calculated in accordance with FASB ASC Topic 718. For a summary of the assumptions made in the valuation of these awards, please see Note 18 to our consolidated financial statements included elsewhere in this prospectus. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering.

Employment Agreements

Kevin Groman, Chief Executive Officer

In September 2013, we entered into an employment agreement with Mr. Kevin Groman pursuant to which Mr. Groman agreed to serve as Chief Executive Officer of the Company. The agreement provides for an annual base salary of $250,000. Mr. Groman is entitled to receive an annual cash bonus payable subsequent to the issuance of our final audited financial statements for each year, commencing with the fiscal year ended December 31, 2014, but in no case later than 120 days after the end of such completed fiscal year. The final determination of the amount of the annual cash bonus will be made by our compensation committee, based on criteria established by the compensation committee. The targeted amount of the annual bonus shall be 100% of Mr. Groman’s base salary and the maximum bonus shall be 200% of Mr. Groman’s base salary, although the actual bonus may be lower than 100%. Mr. Groman shall be reimbursed for all reasonable expenses associated with the performance of his duties under the agreement, in accordance with our reimbursement policy.

Under the agreement, Mr. Groman was granted a five-year option to purchase 250,000 shares of our common stock at an exercise price equal to $12.00 per share, of which amount 62,500 shares vested upon execution of the agreement and the remainder vests in three future installments of 62,500 shares on the first three anniversary dates of the execution date of the agreement, provided Mr. Groman is our Chief Executive Officer on each vesting date. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering. In addition, commencing with the grant of the 2015 equity awards under our 2013 Stock Plan, which may be granted in the fourth quarter of 2014, Mr. Groman may be eligible to receive an annual equity award. The determination of the amount of the annual equity award will be made by our compensation committee. The targeted amount of the annual equity award shall be 150% of Mr. Groman’s base salary. The compensation committee may, in its sole and absolute discretion, grant additional equity awards to Mr. Groman from time to time.

The agreement shall be in effect and continue until terminated by either party in accordance with its terms. If Mr. Groman’s employment is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement) or a voluntary resignation or if Mr. Groman terminates his employment for good reason (as defined in the agreement), Mr. Groman shall be entitled to receive severance payments equal to 18 months of Mr. Groman’s base salary, provided that if such termination occurs in connection with, or within 12 months of a change of control, as defined in the agreement, such severance payments shall be equal to 36 months of Mr. Groman’s base salary. In addition, on a termination of employment for reasons other than cause or voluntary resignation, any unvested options shall accelerate and become vested and Mr. Groman shall have the lesser of nine months from the termination date or the remaining contractual term of the grant to exercise such options.

The agreement also includes provisions with respect to confidentiality, non-competition and non-solicitation. Mr. Groman has agreed not to compete with us or solicit our employees, or employees of an affiliated company, for a period of 18 months after termination, if Mr. Groman is receiving severance payments.

Harry Wahl, President and Chief Operating Officer

In September 2013, we entered into an employment agreement with Mr. Harry Wahl pursuant to which Mr. Wahl agreed to serve as President and Chief Operating Officer of the Company. The agreement provides for an annual base salary of $200,000. Mr. Wahl is entitled to receive an annual cash bonus payable subsequent to the issuance of our final audited financial statements for each year, commencing with the fiscal year ended December 31, 2014, but in no case later than 120 days after the end of such completed fiscal year. The final determination of the amount of the annual cash bonus will be made by our compensation committee, based on criteria established by the compensation committee. The targeted amount of the annual bonus shall be 100% of Mr. Wahl’s base salary and the maximum bonus shall be 200% of Mr. Wahl’s base salary, although the actual bonus may be lower than 100%. Mr. Wahl shall be reimbursed for all reasonable expenses associated with the performance of his duties under the agreement, in accordance with our reimbursement policy.

Commencing with the grant of the 2015 equity awards under our 2013 Stock Plan, which may be granted in the fourth quarter of 2014, Mr. Wahl may be eligible to receive an annual equity award. The determination of the amount of the annual equity award will be made by our compensation committee. The targeted amount of the annual equity award shall be 150% of Mr. Wahl’s base salary. The compensation committee may, in its sole and absolute discretion, grant additional equity awards to Mr. Wahl from time to time.

The agreement shall be in effect and continue until terminated by either party in accordance with its terms. If Mr. Wahl’s employment is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement) or a voluntary resignation or if Mr. Wahl terminates his employment for good reason (as defined in the agreement), Mr. Wahl shall be entitled to receive severance payments equal to 12 months of Mr. Wahl’s base salary, provided, however, that if such termination occurs in connection with, or within 12 months of a change of control, as defined in the agreement,, such severance payments shall be equal to 24 months of Mr. Wahl’s base salary.

The agreement also includes provisions with respect to confidentiality, non-competition and non-solicitation. Mr. Wahl has agreed not to compete with us or solicit our employees, or employees of an affiliated company, for a period of 12 months after termination, if Mr. Wahl is receiving severance payments.

Robert W. Seifert, Chief Financial Officer

In September 2013, we entered into an employment agreement with Mr. Robert Seifert pursuant to which Mr. Seifert agreed to serve as Chief Financial Officer of the Company effective as of October 1, 2013. The agreement provides for an annual base salary of $225,000. Mr. Seifert will receive a one-time signing bonus of $75,000 on the closing date of this offering. Mr. Seifert is entitled to receive an annual cash bonus payable subsequent to the issuance of our final audited financial statements for each year, commencing with the fiscal year ended December 31, 2014, but in no case later than 120 days after the end of such completed fiscal year. The final determination of the amount of the annual cash bonus will be made by our compensation committee, based on criteria established by the compensation committee. The targeted amount of the annual bonus shall be 100% of Mr. Seifert’s base salary and the maximum bonus shall be 200% of Mr. Seifert’s base salary, although the actual bonus may be lower than 100%.

Mr. Seifert shall be reimbursed for all reasonable expenses associated with the performance of his duties under the agreement, in accordance with our reimbursement policy.

Under the agreement, Mr. Seifert was granted a five-year option to purchase 125,000 shares of our common stock at an exercise price equal to $12.00 per share, of which 31,250 shares vested upon execution of the agreement and the remainder shall vest in three future installments of 31,250 shares on the first three anniversary dates of the execution date of the agreement, provided that Mr. Seifert is our Chief Financial Officer on each vesting date. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering. In addition, commencing with the grant of the 2015 equity awards under our 2013 Stock Plan, which may be granted in the fourth quarter of 2014, Mr. Seifert may be eligible to receive an annual equity award. The determination of the amount of the annual equity award will be made by our compensation committee. The targeted amount of the annual equity award shall be 150% of Mr. Seifert’s base salary. The compensation committee may, in its sole and absolute discretion, grant additional equity awards to Mr. Seifert from time to time.

The agreement shall be in effect and continue until terminated by either party in accordance with its terms. If Mr. Seifert’s employment is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement) or a voluntary resignation or if Mr. Seifert terminates his employment for good reason (as defined in the agreement), Mr. Seifert shall be entitled to receive severance payments equal to 12 months of Mr. Seifert’s base salary, provided, however, that if such termination occurs in connection with, or within 12 months of a change in control of our company, as defined in the agreement, such severance payments shall be equal to 24 months of Mr. Seifert’s base salary. In addition, on a termination of employment for reasons other than cause or voluntary resignation, any unvested options shall accelerate and become vested and Mr. Seifert shall have the lesser of nine months from the termination date or the remaining contractual term of the grant to exercise such options.

The agreement also includes provisions with respect to confidentiality, non-competition and non-solicitation. Mr. Seifert has agreed not to compete with us or solicit our employees, or employees of an affiliated company, for a period of 12 months after termination, if Mr. Seifert is receiving severance payments.

Robert Veshosky, Senior Vice President of Operations

In September 2013, we entered into an employment agreement with Mr. Robert Veshosky pursuant to which Mr. Veshosky agreed to serve as Senior Vice President of Operations. The agreement provides for an annual base salary of $180,000. Mr. Veshosky is entitled to receive an annual cash bonus payable subsequent to the issuance of our final audited financial statements for each year, commencing with the fiscal year ended December 31,

2014, but in no case later than 120 days after the end of such completed fiscal year. The final determination of the amount of the annual bonus will be made by our compensation committee, based on criteria established by the compensation committee. The targeted amount of the annual bonus shall be 75% of Mr. Veshosky’s base salary and the maximum bonus shall be 150% of Mr. Veshosky’s base salary, although the actual bonus may be lower than 75%. In addition, Mr. Veshosky will receive a $20,000 bonus for each location under his supervision that achieves $1.0 million in earnings before interest, taxes, depreciation and amortization within 18 months of its opening. Mr. Veshosky shall be reimbursed for all reasonable expenses associated with the performance of his duties under the agreement, in accordance with our reimbursement policy.

Under the agreement, Mr. Veshosky was granted a five-year option to purchase 40,000 shares of our common stock at an exercise price equal to $12.00 per share, which vests in three installments of 13,333 shares on the first three anniversary dates of the execution date of the agreement, provided that Mr. Veshosky is Senior Vice of Operations on each vesting date. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering. In addition, commencing with the grant of the 2015 equity awards under our 2013 Stock Plan, which may be granted in the fourth quarter of 2014, Mr. Veshosky may be eligible to receive an annual equity award. The determination of the amount of the annual equity award will be made by our compensation committee. The targeted amount of the annual equity award shall be 50% of Mr. Veshosky’s base salary. The compensation committee may, in its sole and absolute discretion, grant additional equity awards to Mr. Veshosky from time to time.

The agreement shall be in effect and continue until terminated by either party in accordance with its terms. If Mr. Veshosky’s employment is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement) or a voluntary resignation or if Mr. Veshosky terminates his employment for good reason (as defined in the agreement), Mr. Veshosky shall be entitled to receive severance payments equal to six months of Mr. Veshosky’s base salary, provided, however, that if such termination occurs in connection with, or within 12 months of a change in control of our company, as defined in the agreement, such severance payments shall be equal to 12 months of Mr. Veshosky’s base salary. In addition, on a termination of employment for reasons other than cause or voluntary resignation, any unvested options shall accelerate and become vested and Mr. Veshosky shall have the lesser of 90 days from the termination date or the remaining contractual term of the grant to exercise such options.

The agreement also includes provisions with respect to confidentiality, non-competition and non-solicitation. Mr. Veshosky has agreed not to compete with us or solicit any of our employees, or employees of an affiliated company, for a period of six months after termination, if Mr. Veshosky is receiving severance payments.

Equity Awards

The following table sets forth certain information concerning our outstanding options for our named executive officers at December 31, 2013.

Outstanding Equity Awards At Fiscal Year-End—2013

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Kevin Groman	62,500	187,500	(1)	12.00	September 11, 2018
Robert Russell	39,500	—		12.00	October 1, 2018
Harry Wahl	—	—		—	—
Robert Veshosky	—	40,000	(2)	12.00	September 11, 2018

(1)	The unexercised portion of the option, vests in three installments of 62,500 shares on September 11, 2014, 2015 and 2016, provided Mr. Groman is our Chief Executive Officer on each vesting date.

(2)	The unexercised portion of the option, vests in three installments of 13,333 shares on September 11, 2014, 2015 and 2016, provided Mr. Veshosky is our Senior Vice President of Operations on each vesting date.

None of our executive officers has exercised any options.

Director Compensation

Each of our independent board members joined us in September 2013. Our independent board members receive annual compensation of $60,000, provided our audit committee chairperson receives annual compensation of $75,000. In addition, upon joining the board of directors, each of our independent board members received an initial option grant of 37,500 shares and our audit committee chairperson received an initial option grant of 45,000 shares, each with an initial exercise price of $12.00 per share vesting in three equal installments on December 31, 2013, 2014 and 2015, provided the board member is serving on the board on each vesting date. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering. These option grants represent the total options or stock awards granted to our directors. Mr. William Higgins, our Chairman of the Board, receives annual compensation of $180,000 for his service as Chairman of the Board. Mr. Higgins did not receive an option grant for his service as Chairman of the Board.

The following table sets forth the total compensation earned by our non-employee directors in 2013:

Director Compensation Table—2013

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All other compensation ($)		Total ($)
William Higgins	180,000	—	8,000	(2)	188,000
Melvin Benson	15,945	162,750	—		178,695
Kevin McGovern	15,945	162,750	—		178,695
James Oberman	19,932	195,300	—		215,232
Christa Titus	15,945	162,750	—		178,695
James Gary Veazey	15,945	162,750	—		178,695

(1)	Represents the full grant date fair value of the option grant calculated in accordance with FASB ASC Topic 718. For a summary of the assumptions made in the valuation of these awards, please see Note 19 to our consolidated financial statements included elsewhere in this prospectus. In April 2014, upon approval of our stockholders, these options will be subject to a re-pricing to equal the price per share of the common stock issued in this offering.
(2)	Consists of reimbursement of personal expenses.

2013 Stock Plan

The following is a description of the material terms of the ECM Energy Services, Inc. 2013 Stock Plan (the “Plan”), which is qualified in its entirety by reference to the Plan that has been filed as an exhibit to, and incorporated by reference into, the registration statement of which this prospectus is a part.

Administration. The Plan will be administered by our Board of Directors; provided, however, that our Management Organization and Compensation Committee (the “Committee”) will administer the Plan so long as the Committee is comprised solely of two or more members of the Board who satisfy the “non-employee director” definition set forth in Rule 16b-3 under the Securities Exchange Act of 1934, as amended and the “outside director” definition under Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”) and the regulations thereunder, unless our Board otherwise determines. We intend to have the Committee administer the Plan.

Award Types and Grantees. The Plan provides for awards in the form of incentive stock options, non-qualified stock options, stock awards and stock units (collectively, “Awards”) to our eligible employees, consultants and directors, or other individuals who will provide services to us, each as determined by the Committee. Each Award will be evidenced by an award agreement, which will govern that Award’s terms and conditions as determined by the Committee.

The Committee has broad authority to administer and interpret the Plan, including the authority to select individuals to whom Awards are granted, determine the types of Awards and number of shares of common stock covered, and determine the terms and conditions of Awards, including the applicable vesting schedule and conditions. The Committee may amend any outstanding Award, including, without limitation, by amendment which would accelerate the time or times at which the Award becomes vested or may be exercised, or waive or amend any goals, restrictions or conditions on the Award.

Duration. The Plan will terminate, and no additional Awards will be granted after the tenth anniversary of its effective date (unless earlier terminated by the Board). The termination of the Plan will not affect previously granted Awards.

Shares Reserved for Issuance. Subject to adjustment, the Plan authorizes up to 1,400,000 shares of common stock to be issued in connection with grants of Awards. To the extent any Award based on our common stock lapses, expires, terminates, is cancelled or forfeited without having been exercised in full, those shares will be available for other Awards. As of the date hereof, 707,000 shares have been granted as Awards under the Plan.

Adjustment and Substitution of Shares. In the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in our capital structure or any similar corporate transaction, the Committee shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; (c) adjustment in the exercise price of outstanding options; and (d) any other changes that the Committee determines to be equitable under the circumstances.

Stock Options. The Plan provides for grants of incentive stock options and non-qualified stock options. Options entitle the grantee to purchase our common stock at the exercise price specified by the Committee in the grantee’s Award agreement. The exercise price of an option may not be less than the fair market value of a share of common stock on the date of grant, and each option will have a term to be determined by the Committee, but not to exceed ten years. Notwithstanding the above, the exercise price of an incentive stock option granted to a greater than 10% shareholder (within the meaning of Section 422 of the Code) shall not be less than 110% of the fair market value on the common stock on the date of grant, and such option shall by its terms be exercised, if at all, within five years after the date such option is granted. Options will become vested and exercisable as and when specified in the grantee’s Award agreement. The date for the exercise of outstanding options may be accelerated in the case of a grantee’s termination without cause, as determined by the Committee. Other than in connection with an event described above under “Adjustment and Substitution of Shares”, any repricing of outstanding stock options (including reduction in the exercise price or cancellation of a stock option in exchange for other consideration) will require the approval of our stockholders.

Stock Awards. The Plan provides for Awards of common stock that are subject to such restrictions, conditions and other terms as specified in the Plan and Award agreement. The recipient of such stock Award will have the right to receive on the date such restrictions lapse shares of common stock. The restrictions to which an Award are subject shall lapse as provided in the Award Agreement, provided the Committee shall have the discretion to accelerate the date as of which the restrictions lapse in the event of the grantee’s termination without cause. The recipient of such restricted stock Award will have certain rights of a stockholder (including the right to vote the stock and, in the case of a performance-based stock Award, to receive all dividends and other distributions with respect to such shares upon, and to the extent, performance based restrictions lapse), subject to any restrictions and conditions specified by the Committee in the Award agreement.

Stock Units. The Plan provides for Awards of stock units that are subject to such restrictions, conditions and other terms as specified in the Plan and the Award agreement. The recipient of such stock unit Award will have the right to receive on the date or the occurrence of an event (including the attainment of performance goals) as described in the stock unit Award, one share common stock per unit awarded, or cash equal to the fair market value of one share of common stock per unit awarded. The restrictions to which an Award are subject shall lapse as provided in the Award agreement; provided the Committee shall have the discretion to accelerate the date as of which the restrictions lapse in the event of the grantee’s termination without cause. The recipient of such stock unit Award will have no rights of a stockholder with respect to any stock units prior to the date the Award is settled; provided the Award agreement may provide for credits to a bookkeeping account reflecting dividends or other distributions the grantee would have received had such units been actual shares. In such case, any such credits shall be paid to the grantee at the time such units are settled. Such amounts credited to forfeited units shall be forfeited.

Qualified Performance-Based Compensation. The Committee may determine that any Award granted to an employee shall be considered “qualified performance-based compensation” under Section 162(m) of the Code.

Change in Control. Notwithstanding any other provision of the Plan or any Award agreement, in the event of a “Change in Control” (as such term is defined in the Plan), the Committee is authorized and has sole discretion to provide that (a) all outstanding Awards shall become fully exercisable, (b) all restrictions applicable to all Awards shall terminate or lapse and (c) performance goals applicable to any Awards shall be deemed satisfied at the highest target level, as applicable, in order that grantees may fully realize the benefits thereunder. In addition, upon such Change in Control, the Committee is authorized and has sole discretion as to any Award, either at the time such Award is granted or any time thereafter, to take any one or more of the following actions: (i) provide for the purchase of any outstanding option, for an amount of cash equal to the difference between the exercise price and the then fair market value of the common stock covered thereby had such option been currently exercisable; (ii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; and (iii) cause any such Award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Non-Transferability. Awards granted under the Plan may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution.

No Rights as Stockholders. Grantees of options and stock units generally have no rights as stockholders until our common stock has been delivered in respect of vested Awards.

Amendment, Modification, Termination. Our Board may from time to time alter or amend the Plan, and may terminate or suspend the Plan, provided that no such action will adversely affect in any material way the right of any grantee (without his/her consent) under any outstanding Award, unless such amendment, suspension or termination is required by applicable law or rule of any stock exchange on which the common stock is listed.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During 2012 and 2013, we paid approximately, $130,000 and $125,000 on behalf of Mr. Higgins, our Chairman and a founder, for the rental of a luxury suite at Reliant Stadium. During this period, we utilized the suite for business entertainment purposes. This agreement has terminated and no future payments will be made for the suite. During 2012 and 2013, we also reimbursed Mr. Higgins for personal expenses of approximately $4,000 and $8,000, respectively. We no longer reimburse Mr. Higgins for any personal expenses.

We lease trucks and equipment from entities owned by Mr. Pfleegor, a founder and greater than 5% shareholder in the Company. During 2011, 2012 and 2013, we made lease payments of approximately $168,000, $238,340 and $331,020, respectively to these entities.

During 2012 and 2013, based on an oral agreement we paid Mr. Pfleegor a consulting fee of $60,000 and $180,000, respectively. During 2012 and 2013, we also reimbursed Mr. Pfleegor for personal expenses of approximately $33,000 and $46,000, respectively, which included use of a company vehicle. We no longer reimburse Mr. Pfleegor for any personal expenses and Mr. Pfleegor no longer has use of a company vehicle. From August 2011 to February 2014, we rented a recreational vehicle from an entity owned by Mr. Pfleegor. Pursuant to such rental agreement, we agreed to pay a monthly rental fee of $1,882 for a period of up to five years and to pay for all maintenance and repairs. As discussed below, we terminated this rental agreement in February 2014. In December 2013, we purchased from Mr. Pfleegor for $2,000 a prototype piece of equipment that we intend to utilize in our traffic control services. We no longer intend to purchase any additional equipment from Mr. Pfleegor.

In October 2012, Lyco purchased an interest in an entity that acquired a Cessna 414 aircraft. An affiliate of Mr. Pfleegor has a material ownership interest in this entity. To the extent the aircraft was utilized, the party using the aircraft paid all fuel, landing fees and related expenses for the flight. During 2012 and 2013, we paid $20,000 and $18,500 in connection with this arrangement. As discussed below, we ceased our participation in this arrangement in February 2014.

In February 2014, we entered into an agreement with Mr. Pfleegor to terminate the rental agreement for the recreational vehicle and terminate the agreement regarding the interest in the aircraft. In exchange for a lump sum payment of $16,150, which was the equivalent of three months of rent and expense for the recreational vehicle and aircraft, we immediately terminated the lease agreement pertaining to the recreation vehicle and the immediate termination of our involvement in the agreement pertaining to the Cessna 414 aircraft. In addition, this agreement memorialized the consulting agreement to pay Mr. Pfleegor $15,000 per month through December 31, 2014.

During 2012 and 2013, we utilized a cleaning service owned by Mr. Pfleegor’s son pursuant to which we paid $5,500 and $5,000, respectively. We have ceased using this cleaning service.

During 2013, Mr. Veazey, one of our directors, loaned us approximately $216,332 for the purchase of equipment pursuant to a secured promissory note maturing June 2016 at an interest rate of 12% per annum. The loan is secured by certain pieces of equipment.

In July 2013, certain of our subsidiaries entered into a membership interest repurchase agreement with our former chief executive officer, Robert Russell, as well as two of our current officers, Messrs. Robert Veshosky and Peter Hamilton. Pursuant to the agreement, we agreed to repurchase equity interest in these subsidiaries previously issued to Messrs. Russell, Veshosky and Hamilton for services rendered to such entities for aggregate consideration of $500,000, $100,000 and $40,000, respectively, and relinquished contract rights requiring the issuance of additional securities for future services rendered.

In October 2013, we entered into a consulting agreement, terminable on 90 days notice, with Mr. Russell pursuant to which we pay Mr. Russell $12,000 per month. In addition, Mr. Russell is eligible to be paid quarterly bonuses equal to 0.5% of our earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding EBITDA earned from lines of business or entities acquired after the date of the agreement and excluding such amounts earned from areas that we determine are not related to his services. In addition, Mr. Russell is entitled to a one-time bonus of $25,000 payable if any new rental locations opened by us and designated by us as a location for which Mr. Russell will be providing services achieves cumulative EBITDA of $500,000 within 18 months of the opening of such new rental location and an additional $25,000 payable if such new rental location achieves cumulative EBITDA of $1,000,000 (including the original $500,000 in EBITDA) within 18 months of the opening of such new rental location. Mr. Russell also received a fully vested five-year nonqualified stock option to purchase 39,500 shares of common stock at an exercise price of $12.00 per share. In March 2014, we mutually agreed to terminate this agreement in lieu of any future payment obligations. Mr. Russell will be granted an option to purchase 30,000 shares of common stock with an exercise price of 125% of the initial public offering price.

Ms. Titus, one of our directors, and her brother acquired $400,000 in convertible notes pursuant to the bridge financing we completed in August 2013. Mr. Groman (our CEO and a director), Mr. Seifert (our CFO), Mr. McGovern (a director), Mr. Benson (a director) and Ms. Titus, acquired $500,000, $100,000, $250,000, $50,000 and $300,000, respectively, in convertible notes pursuant to the bridge financing we completed in December 2013. The notes are convertible into our common stock at the price per share at which we sell our common stock in this offering; provided that up to $200,000 in principal amount of the bridge notes issued in August 2013 to Ms. Titus and her brother may be repaid to Ms. Titus and her brother from the proceeds of this offering to the extent that they choose not to convert such principal amount of bridge notes. In connection with the offering, we also agreed to issue all of the note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell common stock in this offering at an exercise price equal to 125% of the price per share at which we sell common stock in this offering.

In 2013, we began sharing office space in Houston, Texas with Adtrak, our former affiliate, and we agreed to pay Adtrak approximately $3,260 per month for the space utilized. During 2013 we paid Adtrak approximately $28,000 for this space. We terminated our office space sharing arrangement with Adtrak effective no later than June 1, 2014. We also engage Adtrak from time to time to perform certain information technology and website design services. During 2012 and 2013 we paid Adtrak approximately $17,000 and $79,000 for these services. We plan on discontinuing our use of these services effective June 30, 2014.

Adtrak rents office space in Williamsport, Pennsylvania pursuant to a lease expiring in May 2016 from an entity in which Mr. Wahl and Mr. Joseph Mauro, a greater than 5% stockholder of the company, hold a 10.5% and 5% ownership interest, respectively. ECM LLC shared such space with Adtrak and paid Adtrak approximately $3,260 per month for use of the space. ECM LLC terminated this office sharing arrangement in August 2013.

Policies and Procedures for Related Party Transactions

In October 2013, we established our audit committee. Our audit committee charter provides that our audit committee will be responsible for reviewing and approving in advance any related party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 28, 2014, regarding beneficial ownership of our common stock by:

•	each of our directors;

•	each of our executive officers;

•	all directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of our shares of common stock.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director or officer, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Except as otherwise noted below, the address for each person or entity listed in the table is c/o ECM Energy Services, Inc., 17015 North Scottsdale Road, Suite 210, Scottsdale, Arizona 85255.

	Shares of Common Stock Beneficially Owned (1)				Percentage of Outstanding Shares Owned (1)
	Before Offering		After Offering		Before Offering	After Offering
Name and Address of Beneficial Owner
Directors and Executive Officers
William Higgins	682,916		682,916		17.1%	9.7%
Kevin Groman	62,500	(2)(3)	140,625	(2)(3)	1.5%	2.0%
Harry Wahl	534,456		534,456		13.4%	7.6%
Robert W. Seifert	31,250	(2)(3)	46,875	(2)(3)	*	*
Robert Veshosky	20,000	(3)	24,688	(3)	*	*
James Oberman	14,846		14,846		*	*
James Gary Veazey	264,933		264,933		6.6%	3.8%
Kevin M. McGovern	—	(3)	39,063	(3)	—	*
Melvin Benson	—	(3)	7,813	(3)	—	*
Christa M. Titus	11,877	(3)(4)	54,065	(3)	*	*
Directors and Executive Officers as a Group (10 persons)	1,622,778	(5)	1,810,278	(5)(6)	39.6%	25.2%
5% or greater shareholders
David Pfleegor	682,916		682,916		17.1%	9.7%
Joseph Mauro	356,304		356,304		8.9%	5.0%
High Timbers LLC (7)	529,521		529,521		13.2%	7.5%

*	Less than 1%.
(1)

The “Before Offering” share amounts and percentages in the table do not include any shares of common stock issuable upon conversion of our outstanding bridge notes upon the closing of this offering or underlying any warrants that will be issued to those bridge note holders who are included in this table upon the closing of this offering. The “After Offering” share amounts and percentages in the table assume the issuance of 750,000 shares of common stock upon conversion of our outstanding bridge notes upon the closing of this offering, as well as any associated warrants that will issued to those bridge note holders who are included in this table upon the closing of this offering. Assuming a public offering price of $8.00 per share, which is the midpoint of the offering price range, and assuming the minimum amount of bridge notes converted into shares of our common stock, we would issue 750,000 shares of our common stock upon such conversion.
(2)	Includes the vested portion of an option to purchase 62,500 shares of common stock related to Mr. Groman’s option award and 31,250 shares related to Mr. Seifert’s option award.
(3)	Messrs. Groman, Seifert, Veshosky, McGovern and Benson acquired $500,000, $100,000, $25,000, $250,000 and $50,000, respectively, in convertible notes pursuant to the bridge financing we completed in December 2013. The notes are convertible into our common stock at the price per share at which we sell our common stock in this offering. In connection with the offerings, we also agreed to issue all of the note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell common stock in this offering at an exercise price equal to 125% of the price per share at which we sell common stock in this offering. The “Before Offering” share amounts in the table do not include any shares of common stock upon conversion of the note or underlying the warrants. The “After Offering” share amounts in the table include shares of common stock upon conversion of the note, as well shares underlying the warrants that would be issued to the bridge holder upon the closing of this offering, assuming a public offering price of $8.00 per share, which is the midpoint of the offering price range, and assuming the minimum amount of bridge note converted into shares of our common stock.
(4)	Ms. Titus and her brother acquired $400,000 in convertible notes pursuant to the bridge financing we completed in August 2013 and Ms. Titus and her brother acquired an additional $300,000 in convertible notes pursuant to the bridge financing we completed in December 2013. The notes are convertible into our common stock at the price per share at which we sell our common stock in this offering. In connection with the offerings, we also agreed to issue all of the note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell common stock in this offering at an exercise price equal to 125% of the price per share at which we sell common stock in this offering. The table does not include any shares of common stock upon conversion of the note or exercise of the warrants. The “Before Offering” share amounts in the table do not include any shares of common stock upon conversion of the note or underlying the warrants. The “After Offering” share amounts in the table include shares of common stock upon conversion of the note held by Ms. Titus, as well shares underlying the warrants that would be issued to Ms. Titus upon the closing of this offering, assuming a public offering price of $8.00 per share, which is the midpoint of the offering price range, and assuming the minimum amount of bridge note converted into shares of our common stock. The amounts do not include any shares beneficially owned by Ms. Titus’s brother.
(5)	Includes 93,750 shares underlying options.
(6)	Includes 40,625 shares underlying warrants to be issued to those bridge note holders who are included in the table upon the closing of this offering.
(7)	Somir K. Paul has voting and dispositive powers with respect to the shares of common stock held by High Timbers, LLC.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to the ECM Energy Services, Inc. certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

We are authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Upon completion of this offering, there will be approximately 6,500,056 shares of common stock outstanding and no shares of preferred stock outstanding, excluding:

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 187,500 shares of common stock upon the conversion of $1.5 million in principal amount of our outstanding bridge notes issued in August 2013, which is the minimum principal amount of bridge notes that will be converted upon completion of this offering;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, the issuance of 375,000 shares of common stock upon the conversion of $3.0 million in principal amount of our outstanding bridge notes issued in December 2013;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, 187,500 shares of common stock issuable upon the exercise of warrants issued to holders of our bridge notes issued in August and December 2013;

•	707,000 shares of common stock issuable upon the exercise of outstanding options issued pursuant to ECM Energy Services, Inc. 2013 Stock Plan;

•	693,000 shares of common stock available for issuance under the ECM Energy Services, Inc. 2013 Stock Plan;

•	150,000 shares of common stock issuable upon the exercise of warrants that will be outstanding on the date of the closing of this offering issued to one of our professional services firms;

•	200,000 shares of common stock issuable upon the exercise of the warrants issued to the representatives of the underwriters; and

•	375,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares.

•	30,000 shares of common stock issuable upon the exercise of the warrants that would be issued to the representatives of the underwriters’ option to purchase additional shares is exercised.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by the our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of ECM Energy, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Bridge Financings

In August 2013, in connection with a bridge financing pursuant to which we issued $3.0 million in principal amount of convertible notes, we agreed to issue the bridge note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell our common stock in this offering at an exercise price equal to 125% of the price per share at which we sell our common stock in this offering. The warrants may be exercised by the holders on a cashless basis and the warrants are callable by us provided the volume weighted average price for the common stock for each of 30 consecutive trading days exceeds 250% of the exercise price of the warrants (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

Upon completion of this offering, the holders of the August 2013 bridge notes may choose to convert the entire principal amount of the bridge notes into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering. If a holder elects not to convert the entire principal amount of the bridge notes into our common stock, upon the closing of this offering 50% of the principal amount of the bridge notes held by such holder shall be converted into shares of common stock at a conversion price equal to the price per share of the common stock being sold in this offering with the remaining 50% of the principal amount of the note being repaid from proceeds received from this offering. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month commencing on September 30, 2013 with any remaining unpaid interest to be paid on the conversion of the notes. Upon the conversion or repayment of the notes, which shall occur at the closing of this offering, we will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of this notes, we will pay interest in amount equal to 12 months of interest (less any interest amounts previously paid).

In December 2013, in connection with a bridge financing pursuant to which we issued $3.0 million in principal amount of convertible notes, we agreed to issue the bridge note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which we sell our common stock in this offering at an exercise price equal to 125% of the price per share at which we sell our common stock in this offering. The warrants may be exercised by the holders on a cashless basis and the warrants are callable by us provided the volume weighted average price for the common stock for each of 30 consecutive trading days exceeds 250% of the exercise price of the warrants (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

Upon completion of this offering, the holders of the December 2013 bridge notes must convert the entire principal amount of the bridge notes into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month commencing on January 31, 2014 with any remaining unpaid interest to be paid on the conversion of the notes. Upon the conversion of the notes, which shall occur at the closing of this offering, we will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of this notes, we will pay interest in amount equal to 12 months of interest (less any interest amounts previously paid).

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement were mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our bylaws provides that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors, or in their absence or disability, by any vice president.

No Written Consent of Stockholders. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Exclusive Forum Provision. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of 70% of each class of issued and outstanding shares of our voting securities, at a meeting called for the purpose of amending and/or restating our bylaws.

Preferred Stock. Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” above.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the Delaware General Corporation Law. We expect to obtain additional directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Listing

We have applied to list our common stock on the NYSE MKT under the symbol “ECME”.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer and Trust, 17 Battery Place, 8th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the completion of this offering, we will have outstanding 6,500,056 shares of common stock, excluding shares of common stock we issue upon the conversion of our outstanding bridge notes. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

In addition to the 6,500,056 shares of common stock outstanding, upon the completion of this offering, we will have outstanding:

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, 187,500 shares of common stock upon the conversion of $1.5 million in principal amount of our outstanding bridge notes issued in August 2013, which is the minimum principal amount of bridge notes that will be converted upon completion of this offering;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, 375,000 shares of common stock upon the conversion of $3.0 million in principal amount of our outstanding bridge notes issued in December 2013;

•	based on an assumed initial public offering price of $8.00 per share, the mid-point of the range set forth on the cover of this prospectus, warrants to purchase 187,500 shares of common stock issued to holders of our bridge notes issued in August and December 2013;

•	options to purchase 707,000 shares of common stock pursuant to the ECM Energy Services, Inc. 2013 Stock Plan;

•	warrants to purchase 150,000 shares of common stock that will be outstanding on the date of the closing of this offering issued to one of our professional services firms; and

•	warrants to purchase 200,000 shares of common stock issued to the representatives of the underwriters.

In addition, we may issue up to an additional 375,000 shares of common stock upon exercise of the underwriters’ option to purchase additional shares, and to the extent such option is exercised, we will issue warrants to purchase up to an additional 30,000 shares of common stock to the representatives of the underwriters.

Lock-Up

We and our executive officers and directors, and one of our professional services firms have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is twelve months (subject to extension) after the date of this prospectus, except with the prior written consent of Maxim Group LLC., on behalf of the underwriters. Maxim Group LLC, in its sole discretion on behalf of the underwriters, may release any of the securities subject to these lock-up agreements at any time without notice. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period. The lock-up period may be extended in the circumstances described under “Underwriting.”

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after our Form S-1 Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plan

We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, which will register 1,400,000 shares of common stock underlying stock options or restricted stock awards for issuance under our 2013 Stock Plan. Of these shares, 707,000 will be issued to directors, officer and employees as of the completion of this offering, and 693,000 shares will be available for future grants. Subject to any vesting requirements, these shares registered on Form S-8 will be eligible for resale in the public markets without restriction, subject to Rule 144 limitations applicable to affiliates.

UNDERWRITING

We have entered into an underwriting agreement with Maxim Group LLC acting as representative for the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares
Maxim Group LLC

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken, other than those shares covered by the over-allotment option described below.

We have granted an option to the underwriters to purchase up to 15% of the total number of shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

We have agreed to pay to the underwriters a fee equal to 8% of the aggregate sales price of the shares of our common stock sold in this offering, to be allocated as 7% gross commission and 1% corporate financing fee, which fee is to be paid by means of a discount from the offering price to purchases in the offering. In addition, we have agreed to reimburse Maxim for all of its accountable expenses, whether or not the offering is completed, including but not limited to legal fees, travel, lodging and other road show expenses, mailing, printing, reproduction expenses, and any expenses incurred by Maxim in conducting its due diligence, less any advances and amounts previously paid to Maxim by us in reimbursement for such expenses up to a maximum of $125,000 (including reimbursement of Maxim’s legal fees up to a maximum amount of $100,000). Any portion of the advance payment will be returned to us in the event not actually incurred. We estimate that expenses payable by us in connection with this offering of our common stock, other than the underwriting discounts and commissions referred to above, will be approximately $        .

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

Total
	Per Share (1)	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us

(1)	The fees do not include the Underwriter Warrants or expense reimbursement as described below.

Commencing upon the effective date of the registration statement related to this offering and for a period of 15 months thereafter, we have granted Maxim, subject to the successful completion of this offering, the right of first refusal to act as lead managing underwriter and book runner, or as a co-lead manager and co-book runner and/or co-lead placement agent with at least 50% of the economics; or in the case of a three-handed deal 33% of the economics, for any and all future public and private equity, equity linked or debt offerings during such 15-month period, in which we, any successor to us or any of our subsidiaries engage.

Upon the closing of this offering, we have agreed to sell to the underwriter, warrants to purchase a number of shares equal to 8% of the shares of our common stock sold in this offering, excluding any shares that may be sold pursuant to the underwriter’s exercise of the over-allotment option (the “Underwriter Warrants”). The Underwriter Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price, and may be exercised on a cashless basis. The Underwriter Warrants are exercisable commencing six months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years. The Underwriter Warrants are not redeemable by us. The Underwriter Warrants also provide for one demand registration of the shares of common stock underlying the Underwriter Warrants included therein at our expense during the five (5) year period commencing upon the effective date of the registration statement related to this offering, and unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the seven (7) year period commencing upon the effective date of the registration statement related to this offering. The Underwriter Warrants and the shares of common stock underlying the Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Maxim Group LLC (or permitted assignees under such rule) may not sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants or the underlying shares of common stock for a period of 180 days from the effective date of the registration statement. Additionally, the Underwriter Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Underwriter Warrants will provide for adjustment in the number and price of such Underwriter Warrants (and the shares of common stock underlying such Underwriter Warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Lock Up Agreements

We have agreed not to offer, issue, sell, contract to sell, encumber, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 12 months after the date of this prospectus without the prior written consent of Maxim Group LLC. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period. This agreement does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or similar equity incentive or compensation plan.

Our directors, executive officers and affiliates, as well as one of our professional services firms, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 12 months after the date of this prospectus without the prior written consent of Maxim Group LLC. In addition, any unaffiliated holder of between (1) 3% percent and 4.99% of our common stock as of the effective date of the Registration Statement, of which this prospectus is part, shall enter into a lock-up for a period of six months, and (2) 1% and 2.999% of our common stock as of the effective date of the Registration Statement, of which this prospectus is part, shall enter into a lock-up for a period of three months. Notwithstanding the foregoing, Maxim has agreed that the restrictions set forth above shall not apply to any transfers made by any director or executive officer as forfeitures of common stock to satisfy their respective tax withholding obligations in connection with the vesting of restricted stock units granted to such directors and officers pursuant to the Company’s equity plans in existence as of the date of the Lock Up Agreement.

However, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Maxim waives, in writing, such an extension.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NYSE MKT, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the NYSE MKT immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters and their affiliates may in the future provide, various investment banking and other financial services for us, for which they may receive in the future, customary fees.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon for us by Schiff Hardin LLP, Washington, DC. Certain legal matters in connection with this offering will be passed upon for the underwriters by Loeb  & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2012, included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

ECM ENERGY SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

ECM ENERGY SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

ECM Energy Services, Inc.

We have audited the accompanying consolidated balance sheets of ECM Energy Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECM Energy Services, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

New York, NY

March 28, 2014

ECM ENERGY SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash	$1,409,088	$540,178
Accounts receivable	7,044,458	828,972
Prepaid expenses	393,087	116,746

Total Current Assets	8,846,633	1,485,896

Rental equipment - net	21,410,650	11,026,189
Property and equipment - net	245,744	451,833
Intangible assets - net	750	5,750
Other assets	77,659	1,532
Deposits	45,872	73,929

Total Assets	$30,627,308	$13,045,129

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGY SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Liabilities

Current Liabilities
Accounts payable	$1,749,307	$1,211,914
Accrued expenses	1,456,918	723,664
Advance on accounts receivables factored	2,119,768	3,915
Current portion of capital lease obligations	6,933,386	4,341,711
Current portion of capital lease obligations - related party	288,375	263,145
Current portion of long-term debt - related party	1,024,539	12,630

Total Current Liabilities	13,572,293	6,556,979

Capital Lease Obligations, less current portion	8,428,604	4,357,534
Capital Lease Obligations - related party, less current portion	70,278	446,177
Long-term Debt, less current portion	4,180,000	405,574
Long-term Debt - related party, less current portion	4,106,793	1,000,000

Total Liabilities	30,357,968	12,766,264

Commitments and Contingencies	—	—

Stockholders’ Equity
Preferred stock - $0.001 par value: 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2013 and 2012	—	—
Common stock - $0.001 par value: 10,000,000 shares authorized at December 31, 2013 and 2012; 8,000,107 and 5,938,400 issued and outstanding at December 31, 2013 and 2012, respectively	8,000	5,938
Additional paid-in capital	6,765,707	5,368,244
Due from Adtrak360, LLC	—	(795,804)
Accumulated deficit	(6,504,367)	(4,247,844)

Equity attributable to ECM Energy Services, Inc.	269,340	330,534
Non-Controlling Interest	—	(51,669)

Total Stockholders’ Equity	269,340	278,865

Total Liabilities and Stockholders’ Equity	$30,627,308	$13,045,129

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Total Revenues	$33,129,443	$15,033,725

Cost of energy services	22,792,186	11,306,758
Depreciation of rental equipment	4,084,130	1,903,570

Cost of Revenues	26,876,316	13,210,328

Gross Margin	6,253,127	1,823,397

Selling, general and administrative expenses	5,735,341	3,343,776

Operating Income (Loss)	517,786	(1,520,379)

Other Income (Expense)
Interest expense, net	(817,682)	(530,695)
Interest expense, related party	(292,012)	(92,820)
Other income	10,240	32,036
Gain on settlement of debt	205,814

Loss Before Income Taxes	(375,854)	(2,111,858)

Income Tax Expense	—	—

Net Loss	(375,854)	(2,111,858)

Net Loss Attributable to Non-Controlling Interest	—	(429,491)

Net Loss Attributable to Common Shareholders	$(375,854)	$(1,682,367)

Loss Per Share:

Net Loss Per Share Attributable to the Common Shareholders:
Basic and Diluted	$(0.05)	$(0.29)

Weighted Average Shares Outstanding:
Basic and Diluted	6,840,397	5,893,659

Pro Forma Net Loss Per Share Attributable to the Common Shareholders:
Basic and Diluted (unaudited)	$(0.11)	$(0.57)

Pro Forma Weighted Average Shares Outstanding:
Basic and Diluted (unaudited)	3,420,199	2,946,830

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Preferred Stock		Common Stock		Additional Paid-in Capital	Due from Adtrak 360, LLC	Accumulated Deficit	Non-Controlling Interest
	Shares	Amount	Outstanding	Amount					Total
Balance - January 1, 2012	—	—	5,848,917	5,849	5,285,833	(1,234,000)	(2,228,284)	478,542	2,307,940

Repayment of advances from affiliates	—	—	—	—	—	438,196	—	—	438,196

Shares issued for cash	—	—	—	—	—	—	—	—	2,250,000

Shares issued as compensation	—	—	89,483	89	82,411	—	—	—	82,500

Net loss	—	—	—	—	—	—	(1,682,367)	(429,491)	(2,111,858)

Distributions	—	—	—	—	—	—	(337,193)	(100,720)	(437,913)

Balance - January 1, 2013	—	—	5,938,400	$5,938	$5,368,244	$(795,804)	$(4,247,844)	(51,669)	$278,865

Advances from affiliates	—	—	—	—	—	(1,208,196)	—	—	(1,208,196)

Adtrak distribution	—	—	—	—	—	2,004,000	(2,004,000)	—	—

Reorganization transactions and elimination of non-controlling interest as a result of Reorganization transactions	—	—	1,909,440	1,910	(1,910)	—	(51,669)	51,669	—

Exchange of Lyco note for payable and Adtrak preferred return for shares of common stock	—	—	152,267	152	647,090	—	175,000	—	822,242

Shares issued as compensation	—	—	—	—	752,283	—	—	—	752,283

Net loss	—	—	—	—	—	—	(375,854)	—	(375,854)

Balance - December 31, 2013	—	—	8,000,107	$8,000	$6,765,707	$—	$(6,504,367)	—	$269,340

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities
Net Loss	$(375,854)	$(2,111,858)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	4,106,522	1,975,522
Amortization of deferred financing costs	15,532	—
Bad debt expense	194,878	—
Stock-based compensation expense	752,283	82,500
(Gain) loss on sale of assets	(552,371)	10,571
Loss on disposition of assets	103,609	—
(Gain) loss on settlement of debt	(205,814)	—
Other	28,056	—
Changes in operating assets and liabilities:
Accounts receivable	(4,290,596)	93,062
Prepaid expenses	(276,341)	(105,319)
Other assets	1,531	13,290
Deposits	28,057	(30,529)
Accounts payable	537,393	1,026,647
Accrued expenses	910,339	240,015

Net Cash Provided by Operating Activities	977,224	1,193,901

Cash Flows from Investing Activities
Purchase of property and equipment	(777,817)	(293,923)
Proceeds from sale of property and equipment	985,000	10,500
Cash paid for non-compete agreement	—	(2,000)

Net Cash Provided By (Used) in Investing Activities	$207,183	$(285,423)

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Financing Activities
Proceeds from long-term debt	250,000	1,000,000
Proceeds from long-term debt, related party	3,311,332	425,000
Proceeds from bridge loans	6,000,000	—
Principal repayments of long-term debt	(418,204)	(6,796)
Principal repayments of long-term debt, related party	(250,000)	—
Principal repayments of capital leases, related party	(350,669)	(818,110)
Principal repayments of capital leases	(7,375,570)	(2,351,285)
Payments of preferred return	(181,000)	(256,913)
Payments to (from) affiliate	(1,208,196)	983,380
Payments for deferred financing costs	(93,190)	—

Net Cash Used in Financing Activities	(315,497)	(1,024,724)

Net Increase (Decrease) in Cash	868,910	(116,246)

Cash - Beginning of year	540,178	656,424

Cash - End of year	$1,409,088	$540,178

Supplemental Disclosure of Cash Flow Information:

Interest paid	$927,379	$623,515

Supplemental Disclosure of Non-Cash Financing and Investing Activities

Capital lease obligations for equipment purchased	$14,038,315	$6,085,146

The accompanying notes are an integral part of these consolidated financial statements.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

DESCRIPTION OF BUSINESS

ECM Energy Services, Inc. (the “Company”) is a an energy services company in the United States focused on oil field equipment rentals, water logistics and pilot car services serving the gas and oil industry in Pennsylvania, Ohio, Kansas, Oklahoma, West Virginia and Texas. The Company’s principal operations commenced in July, 2010. Prior to July 24, 2013, the Company conducted its energy services operations through Lyco Industries, Inc. (“Lyco”). Lyco was the parent company of Energy Construction Management, LLC (“ECM LLC”) and Adtrak360 (“Adtrak”). ECM Rentals, LLC, is a wholly-owned subsidiary of ECM LLC. AdTrak provides internet-based marketing related services, such as ad tracking, marketing optimization, and mobilizing websites. (See Note 2)

LIQUIDITY

As of December 31, 2013, the Company had $1.4 million in cash and cash equivalents and a $4.7 million working capital deficiency. In December 2013, the Company completed a bridge financing pursuant to which it issued $3.0 million in convertible notes, and agreed to issue the bridge note holders five-year, callable warrants, issuable upon the completion of an initial public offering (“IPO”), to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which the Company sells its common stock in an IPO at an exercise price equal to 125% of the price per share at which the Company sells its common stock in an IPO. Upon the closing of an IPO, all of the principal amount of the $3.0 million in principal amount of notes shall be converted into shares of common stock at a conversion price equal to the price per share in the IPO.

The Company’s primary source of capital is from cash generated by our operations, and secondarily from capital leases to secure new equipment as the need and opportunity arises, as well as from related parties and other lenders. The Company’s business is highly capital intensive, requiring significant investments in order to expand its rental fleet during periods of growth and smaller investments required to maintain and replace our rental fleet during times of weakening rental demand.

The Company is highly leveraged and a substantial portion of the Company’s liquidity needs arise from debt service requirements and from funding its costs of operations and capital expenditures. As of December 31, 2013, the Company had $25.0 million of indebtedness outstanding, including $15.7 million in capital lease obligations and $9.3 million in long term debt. Included in its $9.3 million of long-term debt is $6.0 million principal amount of bridge notes issued in August and December 2013. Upon the closing of this offering, $4.5 million of this amount will be subject to a mandatory conversion into our common stock at a conversion price equal to the price per share in the IPO.

The Company has a series of capital leases for our rental equipment that have fixed interest rates ranging from 4.9% to 14.1%. These capital leases mature at various times until December 2016. The capital leases are secured by the rental equipment and property being leased. The total amount of obligations related to capital leases due as of December 31, 2013 was $15.7 million.

The Company believes it will have sufficient capital necessary to operate its business for at least twelve months. In addition, the Company is in the process of seeking additional capital through a number of different alternatives, such as vendor financing, and other credit facilities, for the further development of its expansion plans and working capital. In the event the Company is unsuccessful in closing this IPO, the Company will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay the Company’s plans for building its business. The Company can give

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS (CONTINUED)

LIQUIDITY (CONTINUED)

no assurance that it will be successful in its plans and can give no assurance that additional financing will be available on terms advantageous to the existing terms or that additional financing will be available at all. Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all of its operational activities and/or contemplate the sale of its assets if necessary.

The Company’s uses of cash are primarily related to working capital, servicing debt and capital lease obligations for fleet, and funding expansion plans. If the Company is unable to meet debt obligations that are secured, the collateral securing such instruments are subject to repossession, which could have a material adverse impact on the Company’s business.

NOTE 2 - BASIS OF PRESENTATION

On July 24, 2013, Lyco distributed all of its equity in Adtrak to its stockholders, (the “Adtrak Distribution”). After the completion of the Adtrak distribution, each of the stockholders of Lyco contributed all of their shares in Lyco to the Company in exchange for shares of the Company’s common stock, making Lyco a wholly owned subsidiary of the Company. At the time of this contribution, Lyco owned approximately 77% of ECM LLC. Additionally, the holders of the remaining equity interests in ECM LLC also contributed their ECM LLC equity interests to ECM Energy Services in exchange for shares of the Company’s common stock, eliminating all third party non-controlling interest in Lyco and ECM LLC (collectively, the “Reorganization transactions”).

As a result of the Adtrak distribution, the Company’s Media Management operations conducted under the Adtrak name are no longer part of the consolidated group. The Company retroactively reflected, as of the beginning of the first period presented, the Adtrak distribution as a change in reporting entity consistent with Staff Accounting Bulletin Topic 5:Z.7 at the beginning of the first period presented, and Adtrak’s results are therefore not reflected within our financial statements.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include accounts of the Company and its operating subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ESTIMATES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. Significant estimates include the recording of allowances for doubtful accounts, depreciation and amortization, valuation of stock-based awards and the determination of the valuation allowances for deferred tax assets.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalent. As of December 31, 2013 and 2012, the Company had no cash equivalents.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivables are stated at the amount the Company expects to collect. The Company recognizes an allowance for doubtful accounts to ensure accounts receivables are not overstated due to uncollectibility. An allowance is maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional allowance for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customers’ operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of December 31, 2013 and 2012, the Company had recorded an allowance of $194,878 and $0 respectively for any potential non-collection.

REVENUE RECOGNITION

Revenue is generally recognized when services have been rendered, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collection is reasonably assured. To the extent that one or more of these conditions are not met, revenue is deferred until such time as all four criteria are met.

Equipment rental contract periods are generally daily and recognized monthly, or when the equipment is returned. The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue. Sales tax amounts collected from customers are recorded on a net basis.

NON-CONTROLLING INTEREST

The Company had a 77% equity interest in ECM LLC through July 2013. The third party non-controlling interest at December 31, 2012 was $(51,669). Pursuant to the Reorganization transactions, the non-controlling interest ceased on July 24, 2013.

RENTAL EQUIPMENT, NET

Rental equipment, which includes service and delivery vehicles, is recorded at cost and depreciated over the estimated useful life of the equipment using the straight-line method and charged to cost of sales. The range of estimated useful lives for rental equipment is 4 years to 10 years. Rental equipment is depreciated whether or not it is out on rent. Costs incurred in connection with refurbishment programs that extend the life of rental equipment are capitalized and amortized over the remaining useful life of the equipment. The costs incurred under refurbishment programs were nominal for the years ended December 31, 2013 and 2012. Repairs and maintenance costs that do not extend the useful life of the asset are charged to cost of sales as incurred. Repair and maintenance expense for rental equipment was $1,416,246 and $754,488 for the years ended December 31, 2013 and 2012, respectively.

PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Buildings are depreciated over 39 years and leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses the recoverability of its long-lived assets, including rental equipment, property and equipment and intangible assets, for impairment whenever facts and circumstances indicate that the carrying amounts of the assets may not be recoverable. An impairment loss is recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset’s carrying value is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. The Company determines fair value by using a combination of comparable market values and discounted cash flows, as appropriate.

The Company did not incur any impairment charges for the years ended December 31, 2013 and 2012.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book values of trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values, principally because of the short-term maturities of these instruments. The fair value of the Company’s long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities, accordingly cost approximates fair market value.

The Company has adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements.

ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Standard clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date and emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

Level 1 - Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Unobservable inputs that are not corroborated by market data, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense totaled $34,663 and $17,772 for the years ended December 31, 2013 and 2012, respectively.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Prior to the Reorganization Transactions; ECM LLC and ECM Rentals LLC elected to be taxed as Partnerships under the provisions of the Internal Revenue Code with the members responsible for paying taxes on their proportionate share of the Company’s income.

STOCK-BASED COMPENSATION

The Company measures stock-based compensation at the grant date based on the fair value of the award and recognizes stock-based compensation expense over the requisite service period.

Awards granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such awards vest, and the fair value of such instruments, as adjusted, is expensed over the requisite service period.

EARNINGS (LOSS) PER SHARE

The Company calculates net income (loss) per share in accordance with ASC 260, Earnings Per Share. Under the provisions of ASC 260, basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. To the extent that securities are “anti-dilutive,” they are excluded from the calculation of diluted net income (loss) per share.

As of and for the year ended December 31, 2012, the Company had no potential common stock equivalents outstanding.

As of and for the year ended December 31, 2013, the Company had 1,439,000 potential common stock equivalents outstanding consisting of options to acquire common stock that have been excluded from the calculation of earnings per share as their inclusion would be anti-dilutive.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING STANDARDS

The Company has implemented all new accounting standards that are in effect and may impact its consolidated financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 - RENTAL EQUIPMENT - NET

Rental equipment consists of the following at December 31, 2013 and 2012:

	2013	2012
Automobiles and transportation equipment	$10,349,383	$7,412,113
Machinery and equipment	17,830,683	6,285,174

	28,180,066	13,697,287
Less: accumulated depreciation	(6,769,416)	(2,671,098)

Net Rental Equipment	$21,410,650	$11,026,189

Depreciation expense was $4,084,129 and $1,903,570 for the years ended December 31, 2013 and 2012, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT - NET

Property and equipment consists of the following at December 31, 2013 and 2012:

	2013	2012
Building and improvements	$12,515	$440,896
Computer and office equipment	353,728	55,158
Furniture and fixtures	—	10,116

	366,243	506,170
Less: accumulated depreciation	(120,499)	(54,337)

Net Property and Equipment	$245,744	$451,833

Depreciation was $17,393 and $42,113 for the years ended December 31, 2013 and 2012, respectively.

In February 2013, the Company sold a building for $985,000 resulting in a gain of approximately $489,000. The Company used the proceeds from the sale to repay principal and accrued interest of approximately $431,000. The loan was secured by the building. The gain has been included in selling, general and administrative expenses for the year ended December 31, 2013.

NOTE 6 - INTANGIBLE ASSETS

In 2011, the Company entered into employment and non-compete agreements with officers of the company (“Executives”). In the employment agreements, the Company agreed to pay the Executives $11,000 and $5,000, respectively, as consideration. In return, the Executives agreed that during their employment with the Company, and for a period of two years thereafter, they shall not, directly or indirectly, compete against the Company. Amortization expense totaled $5,000 in 2013 and 2012. The intangible asset is being amortized over two years.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - DEPOSITS

Deposits consist of the following at December 31, 2013 and 2012:

	2013	2012
Deposit on purchase of property	$—	$41,633
Security deposits	45,872	32,296

Total	$45,872	$73,929

NOTE 8 - ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2013 and 2012:

	2013	2012
Accrued payroll	$406,265	$149,143
Accrued insurance	128,859	114,131
Accrued sales and property taxes payable	377,368	94,258
Accrued interest - related party	138,880	21,389
Accrued interest	64,824	—
Accrued professional fees	58,000	—
Other	282,722	344,743

Total Accrued Expenses	$1,456,918	$723,664

NOTE 9 - CAPITAL LEASES

The Company leases its property and equipment from various financing institutions and related parties and generally over periods ranging up to five years.

The following is an analysis of the leased assets included in rental equipment and property and equipment at December 31, 2013 and 2012.

	2013	2012
Automobiles and transportation equipment	$10,197,936	$6,278,951
Machinery and equipment	13,703,193	7,302,831

	23,901,129	13,581,782
Less: accumulated depreciation	(4,803,333)	(2,668,367)

Rental Equipment and Property and Equipment - Net	$19,097,796	$10,913,415

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CAPITAL LEASES (CONTINUED)

Capital lease liabilities consist of the following at December 31, 2013 and 2012:

	2013	2012
Installment capital leases to financial institutions due in monthly installments of approximately $675,000, including fixed interest rates varying from 2.9% to 14.7%. Maturity of the capital leases vary from February 2014 through October 2018. The capital leases are secured by the rental equipment and property and equipment being leased. Debt is guaranteed by a majority of the members of Lyco and other related parties	$15,361,990	$8,699,245

Less: current portion of lease obligations	(6,933,386)	(4,341,711)

Non-Current Portion	$8,428,604	$4,357,534

Interest related to these capital leases charged to interest expense totaled $668,823 and $519,615 for the years ended December 31, 2013 and 2012, respectively.

The following is a schedule by years of future minimum payments required under the capital leases together with their present value as of December 31, 2013:

Year Ending December 31,	Amount
2014	$7,682,273
2015	4,539,301
2016	2,753,506
2017	1,117,480
2018	715,074

Total minimum lease payments	16,807,634
Less: amount representing interest	(1,445,644)

Present value of minimum lease payments	15,361,990
Less: current portion	(6,933,386)

Long-Term Portion	$8,428,604

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CAPITAL LEASE OBLIGATIONS - RELATED PARTY

	2013	2012
Installment capital leases to a related party company whose owner is a stockholder of the Company, due in monthly installments of $32,657, including fixed interest rates varying from 5.6% to 7.5%. Maturity of the capital leases vary from May 2014 through August 2015. The capital leases are secured by the rental equipment and property and equipment being leased.	$358,653	$709,322
Less: current portion of lease obligations	(288,375)	(263,145)

Non-Current Portion	$70,278	$446,177

Interest related to related party capital leases charged to interest expense - related party totaled $38,321 and $69,683 for the years ended December 31, 2013 and 2012, respectively.

The following is a schedule by years of future minimum payments required under the capital leases together with their present value as of December 31, 2013:

Year Ending December 31,	Amount
2014	$334,169
2015	74,550

Total minimum lease payments	408,719
Less: amount representing interest	(50,066)

Present value of minimum lease payments	358,653
Less: current portion	(288,375)

Long-Term Portion	$70,278

NOTE 11 - OPERATING LEASES

The Company leases office space and land under various operating lease agreements expiring through 2022. The total amount of rent payable under the leases is recognized on a straight-line basis over the term of the leases. As of December 31, 2013 and 2012, deferred rent payable was immaterial. Rent expense for the years ended December 31, 2013 and 2012 was $398,875 and $327,848, respectively.

Future minimum lease payments required under the operating leases are as follows:

Year Ending December 31,	Amount
2014	$530,365
2015	441,379
2016	426,717
2017	278,151
2018	189,200
Thereafter	529,252

Total	$2,395,064

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCKHOLDERS’ EQUITY

On July 24, 2013, management formed ECM Energy Services. On July 24, 2013, Lyco distributed all of its equity in Adtrak to its stockholders, (the “Adtrak Distribution”). After the completion of the Adtrak distribution, each of the stockholders of Lyco contributed all of their shares in Lyco to the Company in exchange for shares of the Company’s common stock, making Lyco a wholly owned subsidiary of the Company. At the time of this contribution, Lyco owned approximately 77% of ECM LLC. Additionally, the holders of the remaining equity interests in ECM LLC also contributed their ECM LLC equity interests to ECM Energy Services in exchange for shares of the Company’s common stock, eliminating all third party non-controlling interest in Lyco and ECM LLC (collectively, the “Reorganization transactions”).

PREFERRED STOCK

Subsequent to the Reorganization transactions and with the formation of ECM Energy Services, Inc., the Company is authorized to issue 10,000,000 shares of $0.001 par value preferred stock. No shares have been issued. The Company’s Board of Directors is authorized to issue shares of preferred stock, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares and to fix the qualifications, limitations and restrictions thereof.

LYCO

Lyco was authorized to issue 18,250,000 shares of preferred stock. The preferred stock was cumulative, had no par value and no voting rights. The preferred stock had a liquidation preference of $1.00 per share. Under the terms of the articles of incorporation, the holders of the preferred stock would be entitled to receive cumulative dividends, out of funds legally available, therefore, at the rate of 10% per annum, adjusted to reflect any stock-split, stock dividend, combinations, recapitalization or reorganization occurring after the original issue date. Declared dividends on cumulative preferred stock would be paid before any dividend on common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of Lyco, the holders of each share of cumulative preferred stock then outstanding would be paid, out of the assets of the Company available for distribution to its stockholders, an amount equal to the face value per share, plus an amount equal to all accrued and unpaid dividends before any amount shall be distributed among the holders of common stock. In the event that upon liquidation or dissolution, the assets and funds of the Company were insufficient to permit the payment to the cumulative preferred stockholders of the full preferential amounts, then the entire assets and funds of Lyco legally available for distribution would be distributed ratably among the holders of the shares of cumulative preferred stock in proportion to the full preferential amount each were otherwise entitled to receive. After the distributions described above had been paid in full, the remaining assets of Lyco available for distribution shall be distributed pro-rata to the holders of the shares of common stock. The preferred stock had no conversion provisions.

On January 4, 2011, Lyco issued 16,000,000 shares of preferred stock to the founders of the Company for no consideration. As part of the Reorganization transactions, the preferred shares were retired for consideration.

During the year ended December 31, 2011, Lyco issued 2,250,000 shares of preferred stock and 3,285,000 of common stock for cash proceeds of $2,250,000. No dividends were declared on the preferred stock prior to their retirement and consequently the dividend arrearage was not paid. As part of the Reorganization transactions, the 2,250,000 shares of Lyco preferred stock were retired for no consideration and the 3,285,000 shares of Lyco common stock issued in 2011 were exchanged into 534,456 shares of the Company’s common stock.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCKHOLDERS’ EQUITY (CONTINUED)

COMMON STOCK

The Company is authorized to issue up to 50,000,000 shares of common stock with $0.001 par value. Each share of common stock is entitled to one vote on matters submitted to a vote of the common shareholders, as prescribed by the By-Laws of the Company.

On January 4, 2011, the Company issued 1,936,081 (11,900,000 shares prior to the Reorganization transactions) shares of common stock to the founders of the Company for no consideration. These shares have been included with the issued and outstanding shares of the Company as of the formation date of December 17, 2010.

On March 1, 2011, the Company issued 29,285 (180,000 shares prior to the Reorganization transactions) shares of common stock to an employee related to an employment agreement. On February 8, 2011 and July 13, 2011, the Company issued 296,920 and 237,536 shares (1,825,000 and 1,460,000 shares prior to the Reorganization transactions) of common stock, respectively, to two consultants in connection with their respective consulting arrangements. The Company recorded a charge to stock based compensation for the fair value of the shares of $519,750 to the consolidated statement of operations for the year ended December 31, 2013.

On July 1, 2012, the Company issued 89,843 shares (550,000 shares prior to the Reorganization transactions) of common stock to an employee related to an employment agreement. The Company recorded a charge to stock based compensation for the fair value of the shares of $82,500 to the consolidated statement of operations for the year ended December 31, 2012.

ECM LLC

On January 1, 2011, the Company issued 1,626,959 shares (10,000,000 shares prior to the Reorganization transactions) of common stock to the members of ECM LLC for all of the issued and outstanding member units of ECM LLC. These shares have been included with the issued and outstanding shares of the Company as of the Company’s formation date of December 17, 2010. The members of ECM LLC (common control) are the stockholders of the Company.

On September 1, 2011, ECM LLC amended its operating agreement to allow for the sale of additional membership interest in ECM LLC to raise additional capital. ECM LLC sold a 23.3% membership interest for cash proceeds $3,500,000. Under the terms of the agreement, the Company guaranteed the investors a right to receive an annual cumulative (non-compounded) preferred return of 10.00% on the investment. Members entitled to a preferred return are paid distributions up to the amount of the accrued and unpaid preferred return prior to distributions to all members. For the years ended December 31, 2012 and 2011, the preferred return was $350,000 and $87,164, respectively. The membership interests do not include any redemption provisions to the holder and have been presented as a component of equity.

The $3,500,000 of ECM LLC preferred stock and other ECM Rentals LLC membership interests outstanding at July 24, 2013 were exchanged for 1,909,440 shares of the Company’s common stock in the Reorganization transactions. The holders of the ECM LLC preferred stock waived any amounts due to them related to the interest in ECM LLC in the Reorganization transactions.

As part of the Reorganization transactions, the Company repurchased membership interests in ECM Rentals LLC held by current and former employees in August 2013 for an aggregate purchase price of $640,000.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCKHOLDERS’ EQUITY (CONTINUED)

ECM LLC (CONTINUED)

Concurrently with the Adtrak distribution and Reorganization transactions on July 24, 2013, the Company entered into an agreement with the holder of a $1,000,000 note from Lyco to retire the principal amount of the note, $28,056 of accrued interest and $175,000 of unpaid Adtrak preferred returns in exchange for 152,267 shares of the Company’s common stock. The retirement of the Lyco note resulted in a gain of $205,814 and the settlement of the unpaid Adtrak preferred returns resulted in a charge to retained earnings of $175,000 as Lyco and Adtrak were entities under common control at the time of the transactions. After the foregoing retirement of the note and settlement of the preferred return, the Company has no future obligations to the note holder.

As part of the Adtrak distribution, the Company contributed the $2.0 million affiliate receivable due from Adtrak to the shareholders of Adtrak.

ADTRAK

On January 2, 2011, the Company issued 1,187,680 shares (7,300,000 shares prior to the Reorganization transactions) of common stock to the members of Adtrak for all of the issued and outstanding member units of Adtrak. These shares have been included with the issued and outstanding shares of the Company as of the Company’s formation date of December 17, 2010. The members of Adtrak (common control) are the stockholders of the Company.

NOTE 13 - INCOME TAXES

The income tax provision (benefit) for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Current:
Federal	$—	$—
State	—	—

	—	—
Deferred:		—
Federal	499,213	(502,237)
State	130,546	(121,083)

	629,759	(623,320)

Valuation allowance	$(629,759)	$623,320

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - INCOME TAXES (CONTINUED)

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective rate for the years ended December 31, 2013and 2012 is as follows:

	2013	%	2012	%
U.S. federal at statutory rate	$(127,790)	(34.0)%	$(718,032)	(34.0%)
State income taxes, net of federal benefit	(11,350)	(3.0)	(105,593)	(5.0)
Rate change	60,144	16.0	—	—
State conversion true-up	57,815	15.4	—	—
Nondeductible items	41,498	11.0	—	—
Minority Interest Partnership Investment	265,535	70.6	167,501	7.9
Stock Compensation	—		32,175	1.5
Gain on Distribution of Adtrak	293,410	78.1	—	—
Fixed Assets	50,497	13.5	—	—
Change in Valuation Allowance	(629,759)	(167.6)	623,317	29.5
Income tax provision	—	—	—	—

Effective Rate		—%	—	—%

As of December 31, 2013 and 2012, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	2013	2012
Deferred Tax Asset
Reserves and Accruals	$153,714	$
Stock Compensation	278,494
Net operating loss carryovers	2,988,079		$1,689,928

Total before Valuation Allowance	3,420,287		1,689,928
Less: valuation allowance	(554,787)		(1,184,546)

Deferred Tax Asset, Net of Valuation Allowance	2,865,500		505,382

Deferred Tax Liabilities
Basis in ECM	-0-		(501,538)
Fixed Assets	(2,865,500)		(3,844)

	(2,865,500)		(505,382)

Net Deferred Tax Asset (Liability)	$—		$—

As of December 31, 2013 and 2012, the Company had approximately $8,069,761 and $5,972,560, respectively, of U.S. federal and state net operating loss (“NOL”) carryovers available to offset future taxable income. These net operating losses, which, if not utilized, begin expiring in the year 2031. In accordance with Section 382 of the Internal Revenue Code, deductibility of a portion of the Company’s net operating loss carryover may be subject to an annual limitation in the event of a change of control, as defined by the regulations.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers, whether it is “more likely than not”, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

ASC 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2013 and 2012. ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal) and in various state jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company’s financial statements for the years ended December 31, 2013 and December 31, 2012.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively. There were no amounts accrued for interest or penalties for the years ended December 31, 2013 and December 31, 2012. Management does not expect any material changes in its unrecognized tax benefits in the next year. The Company is no longer subject to United States federal and state income tax examinations by tax authorities for years before 2010.

NOTE 14 - LONG-TERM DEBT

Bridge Notes

In December 2013, the Company completed a bridge financing and issued $3,000,000 in principal amount of 12% unsecured convertible promissory notes due the earlier of June 18, 2016 or upon the closing of an anticipated initial public offering (“IPO”). Of the $3.0 million principal amount, $1,350,000 is held by related parties and the remaining $1,750,000 is held by independent third parties. In connection with the issuance of the bridge financing, the Company issued the note holders five-year, callable warrants, issuable upon the completion of an IPO, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes divided by the price per share at which the Company sells its common stock in an IPO at an exercise price equal to 125% of the price per share. The warrants may be exercised by the holders on a cashless basis and the warrants are callable by the Company provided the volume weighted average price for the common stock for each of 30 consecutive trading days exceeds 250% of the exercise price of the warrants (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM DEBT (CONTINUED)

Upon completion of this offering, the holders of the bridge notes must convert the entire principal amount of the bridge notes into common stock at a conversion price equal to the price per share of the common stock being sold in this offering. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month commencing on January 31, 2014 with any remaining unpaid interest to be paid on the conversion of the notes. Upon the conversion or repayment of the notes, which shall occur at the closing of this offering, the Company will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of this notes, the Company will pay interest in an amount equal to 12 months of interest (less any interest amounts previously paid).

In August 2013, the Company completed a bridge financing and issued $3,000,000 in principal amount of 12% unsecured convertible promissory notes due the earlier of February 16, 2015 or upon the closing of an anticipated initial public offering (“IPO”). Of the $3.0 million principal amount, $470,000 is held by related parties and the remaining $2,530,000 is held by independent third parties. In connection with the issuance of the bridge financing, the Company issued the note holders five-year, callable warrants, issuable upon the completion of an IPO, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes divided by the price per share at which the Company sells its common stock in an IPO at an exercise price equal to 125% of the price per share. The warrants may be exercised by the holders on a cashless basis and the warrants are callable by the Company provided the volume weighted average price for the common stock for each of 30 consecutive trading days exceeds 250% of the exercise price of the warrants (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

Upon completion of this offering, the holders of the bridge notes may choose to convert the entire principal amount of the bridge notes into our common stock at a conversion price equal to the price per share of the common stock being sold in this offering. If a holder elects not to convert the entire principal amount of the bridge notes into our common stock, upon the closing of this offering 50% of the principal amount of the bridge notes held by such holder shall be converted into shares of common stock at a conversion price equal to the price per share of the common stock being sold in this offering with the remaining 50% of the principal amount of the note being repaid from proceeds received from this offering. The bridge notes bear interest at a rate of 12% per annum and interest is payable in cash on the last day of each calendar month commencing on September 30, 2013 with any remaining unpaid interest to be paid on the conversion of the notes. Upon the conversion or repayment of the notes, which shall occur at the closing of this offering, the Company will pay any accrued and unpaid interest in cash; provided that if this offering occurs prior to the 12-month anniversary of the issuance of these notes, the Company will pay interest in amount equal to 12 months of interest (less any interest amounts previously paid).

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM DEBT (CONTINUED)

Other

Long-term debt consists of the following at December 31, 2013 and 2012:

	2013	2012
Note payable of $425,000 to finance the purchase of a building. Monthly principal installments total $2,943 began on June 2012. The note bears interest at 5.50%. The note was repaid in February 2013 in connection with the sale of the building. See Note 4	$—	$418,204

	—	418,204

Less: current portion	—	(12,630)

Non-Current Portion	$—	$405,574

NOTE 15 - LONG-TERM DEBT - RELATED PARTY

On March 22, 2013, the Company entered into a secured note for $216,332 with a related party who is a Stockholder of the Company. The note has a stated interest rate of 12% and accrues monthly. The maturity date of the note is June 21, 2016. The note is secured by equipment.

On May 1, 2013, the Company entered into a secured note for $3,095,000 with a related party who is a Stockholder of the Company. The note has a stated interest rate of 11% and accrues monthly. The maturity date of the note is October 11, 2016. The note is secured by equipment.

On August 20, 2012, Lyco entered into an unsecured subordinated note with a related party totaling $1,000,000. The note, which had a stated interest rate of 10%, was exchanged on July 24, 2013 in connection with the Adtrak distribution and Reorganization transactions. See Note 12.

As of December 31, 2013, total accrued interest, related party totaled $138,880 (Note 5). At December 31, 2013 and 2012, interest expense, related party totaled $292,012 and $92,820 respectively.

NOTE 16 - SEGMENT INFORMATION

The Company generates its revenue through rental operations at its branch location. The Company maintains a portfolio of rental equipment at each location that share in the expenses of operating and maintaining both the facility and the various pieces of equipment located there. The Company does not separately allocate these common expenses in assessing the performance of its business. Accordingly, the Company views its business as one reportable operating segment.

The following table presents the Company’s revenues grouped according to asset categories:

	Year Ended Year Ended December 31,
	2013	2012
Equipment Rental	$13,141,395	$4,149,959
Water logistics	16,531,494	7,645,236
Pilot car	3,456,554	3,238,530

Total Revenues	$33,129,443	$15,033,725

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS AND CONTINGENCIES

LITIGATION

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows. As of December 31, 2013 and 2012, the Company has no outstanding litigation meeting the requirements for disclosure.

CREDIT RISK

Management routinely assesses the financial strength of its customers, and, as a consequence, believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

FACTORING AGREEMENT

The Company has an agreement with a finance company to sell its receivables with recourse. The financial institution advances 92% of the invoice amount and retains 8% as a reserve, which is released to the Company upon collection of the invoice amount less the factoring fee. In the event the receivable is not collected within ninety days, the Company must repurchase the receivable from the finance company. In connection therewith, the Company has paid $530,745 and $419,081 for the years ended December 31, 2013 and 2012, respectively, in fees to the financial institution pursuant to this agreement and is contingently liable for advances under the factoring agreement of $2,119,768 and $3,915, as of December 31, 2013 and 2012, respectively.

CONCENTRATIONS

For the year ended December 31, 2013, two customers represented approximately 43% and 13% of gross revenues. For the year ended December 31, 2012, two customers represented approximately 26% and 22% of gross revenues.

As of December 31, 2013, two customers represented approximately 26% and 13% of total accounts receivable. As of December 31, 2012, two customers represented approximately 38% and 11% of total accounts receivable.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

REVERSE STOCK SPLIT

On March 24, 2014, the Company’s board approved a 1-for-2 reverse stock split of its common stock and will submit such reverse stock split for approval of stockholders at a meeting of stockholders in April 2014. Share numbers in these financial statements, other than those with the caption “pro forma” preceding them, do not reflect the effect of the anticipated reverse stock split.

NOTE 18 - STOCK-BASED COMPENSATION

In September 2013, the Company adopted the ECM Energy Services Inc. 2013 Stock Plan (the “Plan”). The Plan provides for the grant of stock options, restricted stock units, and other awards based on the Company’s common stock to the Company’s key employees, contractors and Board of Directors. The maximum number of shares of the Company’s common stock that may be subject to awards under the Plan is 1,600,000, subject to adjustment in accordance with the terms of the Plan. The Company had an aggregate of 161,000 shares of common stock available for future grants under the Plan at December 31, 2013.

Stock Options - Options under the Plan generally vest and become exercisable ratably on the first, second, and third anniversary of the date of grant. Vesting of the options is subject to continued employment on the applicable vesting dates, and expire within five years from the date of grant. The following table summarizes stock option activity for the Plan:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (1)
Outstanding at January 1, 2013	—	$—
Granted	1,439,000	6.00
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2013	1,439,000	$—	4.7	$—	—

Vested and exercisable at the end of the period	266,500	$6.00	4.7	$—	—

(1)	The aggregate intrinsic value is based on the estimated fair value of the Company’s common stock of $5.40 on the September 11, 2013 through December 9, 2013 grant dates as determined by the Company. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2013.

The Company accounts for equity-based compensation in accordance with the fair value provisions of ASC Topic 718. The Company used a combination of the Income Approach, The Peer Company Public Company Market Multiple Method and the Similar Transactions Method to arrive at an estimated fair value of the Company’s common stock to be used in the Black-Scholes option pricing model to determine the fair value of the awards made from September 11, 2013 through December 9, 2013.

During 2013, the Company considered the following significant factors in preparing its fair value analyses:

•	Changes in and uncertainties with respect to, regional, national and international economic conditions.

•	The Company’s Enterprise Value using an Income Approach;

•	The Company’s Enterprise Value using a Peer Company Public Company Market Multiple Method;

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - STOCK-BASED COMPENSATION (CONTINUED)

•	The Company’s Enterprise Value using a similar transactions method;

•	The Company’s ability to access the debt and equity capital markets;

•	Energy Services market conditions in the geographic areas in which the Company operated; and

•	The Company’s performance and results of operations;

Contemporaneously with the issuance of the common stock awards from September 11, 2013 through December 9, 2013, the Company generated financial projections and used those projections to develop a discounted cash flow model in order to determine a fair value based upon the income approach. The Company used these internal projections with a weighted average cost of capital (“WACC”) of 14.5%. The development of the Company’s WACC contemplated the capital structure of 11 publicly traded guideline companies, the Company’s capital structure, the cost of equity which included consideration of a small stock premium and the cost of debt.

The Company also performed an analysis of the same eleven guideline companies noted above in arriving at a fair value using a market approach, specifically the Public Company Market Multiple Method (“PCMMM”). The analysis reviewed the enterprise value of the guideline companies as a multiple of both revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”). The two values were then averaged to arrive at fair value.

The final analysis performed by the Company used the Similar Transactions Method. In this analysis, the Company looked at six acquisitions of entities whose operations were similar to those of the Company. The analysis reviewed the enterprise value of the acquired companies as a multiple of both revenue and EBITDA. The two values were then averaged to arrive at fair value.

The Company then took the results of the three valuation methodologies noted above and weighted them as follows:

Income Approach (50%)

PCMMM (25%)

Similar Transactions Method (25%)

The resultant weighting resulted in a valuation of the Company’s common shares of $5.40 per share. The Company attributed the most weight to the Income approach as that methodology better captures the growth in profitability that the Company anticipates over the next several years. The other two approaches are more static. Overall, The Company’s analysis gives 50% to an income approach and 50% to market-based approaches (PCMMM and Similar Transactions Method combined).

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - STOCK-BASED COMPENSATION (CONTINUED)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the weighted average assumptions noted in the following table. Expected volatilities are based on the historical and implied stock price volatility of 11 comparable publicly traded companies. Expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the simplified method. Due to the limited number and homogeneous nature of option holders, the expected term was evaluated using a single group. The risk-free rate is based on the U.S. Treasury yield curve for time periods equivalent to the expected term of the options on the grant date.

Year Ended
December 31, 2013
Expected dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	0.74%
Expected term (years)	3.31
Weighted average fair value of options granted during the period	$2.11

As of December 31, 2013 approximately $2.3 million of unrecognized stock based compensation related to unvested stock options (net of estimated forfeitures) and is expected to be recognized over a weighted average period of 2.7 years.

During 2012, Lyco issued 550,000 shares of common stock to an employee. These shares were exchanged for 89,483 shares of the Company’s common stock pursuant to the Reorganization transactions.

The Company selected a Market Approach to estimate the fair value of the Lyco shares as Lyco sold shares of preferred stock along with shares of common stock to third parties in 2011. The terms of sale were: for $1.00 invested, the investor would receive 1.0 share of preferred stock and 1.46 shares of common stock. During the year ended December 31, 2011, Lyco issued an aggregate of 2,250,000 shares of preferred stock and 3,285,000 shares of common stock for cash proceeds of $2,250,000. Pursuant to the Reorganization transactions, the 2,250,000 shares Lyco preferred stock were retired and the 3,285,000 shares of Lyco common stock were exchanged for 534,456 shares of the Company’s common stock.

The fair value of the shares awarded in 2012 was estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Expected volatility was based on the historical stock price volatility of ten comparable publicly traded energy services companies and the implied stock price volatility of four comparable energy services companies. Expected term, which represents the period of time that awards are expected to be outstanding, was estimated based on management expectations. The risk-free rate is based on the U.S. Treasury yield curve for a period equivalent to the expected term of the shares on the award date.

Expected dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	0.27%
Expected term (years)	2.0
Weighted average fair value of options granted during the period	$0.92

The award issued in 2012 was expensed on the issue date as there were no substantive service or vesting provisions associated with the award.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - STOCK-BASED COMPENSATION (CONTINUED)

The Company recognized $752,283 and $82,500 of stock-based compensation in the years ended December 31, 2013 and 2012, respectively. All of the Company’s stock-based compensation expense is included in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations.

Tax benefits attributable to stock-based compensation when recognized will represent 37% of stock-based compensation expense.

NOTE 19 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and 2012, the Company paid approximately $125,000 and $130,000, respectively on behalf of a board member and a founder, for the rental of a luxury suite at Reliant Stadium. During this period, the Company utilized the suite for business entertainment purposes. During the years ended December 31, 2013 and 2012, we also reimbursed the same person for personal expenses of approximately $8,000 and $4,000, respectively.

During the years ended December 31, 2013 and 2012, the Company paid a founder a consulting fee of $180,000 and $60,000, respectively. During the years ended December 31, 2013 and 2012, the Company also reimbursed the same person for personal expenses of approximately $46,000 and $33,000, respectively, which included use of a company vehicle. Since August 2011, the Company has rented a recreational vehicle from an entity owned by the same person. Pursuant to such rental arrangement, the Company agreed to pay a monthly rental fee of $1,882 for a period of up to five years and to pay for all maintenance and repairs. In December 2013, the Company purchased for $2,000 a prototype piece of equipment for use in the Company’s traffic control services.

In October 2012, the Company purchased an interest in an entity that acquired a Cessna 414 aircraft. An affiliate of a founder has a material ownership interest in this entity. To the extent the aircraft is utilized, the party using the aircraft pays all fuel, landing fees and related expenses for the flight. During the years ended December 31, 2013 and 2012, the Company made payments of $18,500 and $20,000, respectively, under this arrangement.

During the years ended December 31, 2013 and 2012, we utilized a cleaning service owned by an affiliate of a founder to which we paid $5,000 and $5,500, respectively.

Two Company employees acquired an aggregate of $70,000 principal amount of convertible notes pursuant to the bridge financing completed in August 2013. One of the Company’s directors acquired $400,000 principal amount of convertible notes pursuant to the bridge financing completed in August 2013. During 2013, $18,800 of interest was paid related to these notes and $2,350 was included in accrued interest related party for these notes.

Three Company employees including the Company’s Chief Executive Officer and Chief Financial Officer acquired an aggregate of $650,000 principal amount of convertible notes issued pursuant to the bridge financing completed in December 2013. A family member of the Chief Executive Officer acquired $100,000 principal amount of convertible notes issued pursuant to the bridge financing completed in December 2013. Three of the Company’s Directors acquired an aggregate of $600,000 of principal amount of convertible notes issued pursuant to the bridge financing completed in December 2013. No interest was paid on these notes in 2013 and $7,916 was included in accrued interest related party for these notes.

ECM ENERGEY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - RELATED PARTY TRANSACTIONS (CONTINUED)

In 2013, the Company began sharing office space in Houston, Texas with Adtrak, a former affiliate, and pay Adtrak approximately $3,260 per month for the space utilized. During the year ended December 31, 2013, the Company paid Adtrak approximately $28,000 for this space. The Company terminated this office space sharing arrangement with Adtrak effective June 30, 2014. The Company also engages Adtrak from time to time to perform certain information technology and website design services. During the years ended December 31, 2013 and 2012, the Company paid Adtrak approximately $79,000 and $17,000, respectively, for these services. The Company plans on discontinuing its use of these services effective June 30, 2014.

Adtrak, a former affiliate rents office space in Williamsport, Pennsylvania pursuant to a lease expiring in May 2016 from an entity in which two founders hold a 10.5% and 5% ownership interest, respectively. The Company shared such space with Adtrak and paid Adtrak approximately $3,260 per month for use of the space. The Company terminated this office sharing arrangement in August 2013.

NOTE 20 - SUBSEQUENT EVENTS

Management evaluated subsequent events through March 28, 2014. Based upon the evaluation other than as discussed in this Note, Management did not identify any recognized or unrecognized subsequent events that would have required disclosure in the consolidated financial statements.

On March 24, 2014, the Company’s board approved a 1-for-2 reverse stock split of its common stock and will submit such reverse stock split for approval of stockholders at a meeting of stockholders to be held in April 2014. Assuming the approval of the reverse stock split by stockholders, each share of common stock outstanding immediately prior to the approval date will be combined, reclassified and changed into one-half of a fully paid and non-assessable share of common stock.

At the same time, the Company’s Board of Directors approved modifying 1,335,000 of the 1,439,000 (667,500 and 719,500 shares after the 1-for-2 reverse split) equity awards outstanding at December 31, 2013 held by certain employees and Directors of the Company. The awards will be modified to change the current exercise price of $12.00 ($6.00 prior to the reverse split noted above) to be the price at which the Company’s common stock would be sold in a public offering (“IPO”). The board also approved the award of 47,500 shares to certain employees and consultants of the Company in connection with IPO. Additionally, the Company’s Board of Directors approved increasing the shares reserved for issuance under the Plan by an additional 600,000 shares. The award modification, new awards and increased number of shares approved reflect the 1-for-2 reverse stock split.

NOTE 21 – UNAUDITED PRO FORMA NET LOSS PER SHARE

The unaudited pro forma basic and diluted loss per share and the corresponding basic and diluted weighted average shares outstanding for the years ended December 31, 2013 and 2012 give effect to the assumed 1-for-2 reverse stock split.

2,500,000 Shares

ECM Energy Services, Inc.

Common Stock

Maxim Group LLC

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of ECM Energy Services, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant.

Amount to be Paid
SEC Registration fee	$3,666
Financial Industry Regulatory Authority, Inc. filing fee	3,088
NYSE MKT Listing fees	108,000
Printing and engraving expenses	105,000
Legal fees and expenses	375,000
Accounting fees and expenses	200,000
Transfer Agent’s fees	10,000
Miscellaneous fees and expenses	280,000

Total	$1,084,754

Item 14. Indemnification of Directors and Officers.

Pursuant to Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, a corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred in connection therewith. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote and agreement or otherwise.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitations on liability for its directors.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. In connection with this offering, the Registrant will obtain liability insurance for its directors and officers. Such insurance would be available to its directors and officers in accordance with its terms.

The Registrant’s certificate of incorporation in requires the Registrant to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “covered person”) who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director, officer or member of a committee of the Registrant, or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding.

In addition, under the Registrant’s certificate of incorporation, in certain circumstances, the Registrant shall pay the expenses (including attorneys’ fees) incurred by a covered person in defending a proceeding in advance of the final disposition of such proceeding; provided, however, that the Registrant shall not be required to advance any expenses to a person against whom the Registrant directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a covered person shall be made only upon delivery to the Registrant of an undertaking, by or on behalf of such covered person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such covered person is not entitled to be indemnified for such expenses.

The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL and the full text of the Registrant’s certificate of incorporation, which is filed as Exhibit 3.1 hereto. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act:

In July 2013, the Registrant issued 3,923,920 shares of common stock to the equity holders of Energy Construction Management, LLC (“ECM”) and ECM Rentals, LLC (“ECM Rentals”) pursuant to a Contribution

Agreement between certain of the equity holders of ECM, ECM Rentals and the Registrant. The issuance of the shares of common stock was made pursuant to Section 4(2) of the Securities Act. Each of the recipients of the shares of common stock confirmed to the Registrant that they were an accredited investor.

In July 2013, the Registrant issued 76,134 shares of common stock to a note holder of Lyco Industries, Inc. (“Lyco”) in exchange for, among other items, the note holder extinguishing the note and terminating a guaranty agreement of Lyco in connection with obligations of Adtrak 360, LLC to make certain payments to the note holder. The issuance of the shares of common stock was made pursuant to Section 4(2) of the Securities Act. The recipient of the shares of common stock confirmed to the Registrant that they he was an accredited investor.

In August 2013, the Registrant issued $3.0 million in principal amount of convertible notes and agreed to issue to such note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which the Registrant sells common stock in this offering at an exercise price equal to 125% of the price per share at which the Registrant sells common stock in this offering.

In December 2013, the Registrant issued an additional $3.0 million in principal amount of convertible notes and agreed to issue to such note holders five-year, callable warrants, issuable upon the completion of this offering, to purchase a number of shares of common stock equal to one-quarter of the principal amount of convertible notes acquired by the holders divided by the price per share at which the Registrant sells common stock in this offering at an exercise price equal to 125% of the price per share at which the Registrant sells common stock in this offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, Arizona, on March 28, 2014.

ECM ENERGY SERVICES, INC. (Registrant)

By:	/s/ Kevin Groman
Kevin Groman Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kevin Groman or Robert W. Seifert as attorney-in-fact and agent, with full power of substitution and re-substitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Kevin Groman Kevin Groman	Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2014

/s/ Robert Seifert Robert Seifert	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2014

/s/ Harry Wahl Harry Wahl	Chief Operating Officer	March 28, 2014

/s/ William Higgins William Higgins	Chairman of the Board	March 28, 2014

/s/ James Gary Veazey James Gary Veazey	Director	March 28, 2014

/s/ James Oberman James Oberman	Director	March 28, 2014

/s/ Kevin McGovern Kevin McGovern	Director	March 28, 2014

/s/ Melvin Benson Melvin Benson	Director	March 28, 2014

/s/ Christa M. Titus Christa M. Titus	Director	March 28, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement *

3.1	Certificate of Incorporation of ECM Energy Services, Inc.

3.2	Amended and Restated Bylaws of ECM Energy Services, Inc.

4.1	Specimen certificate evidencing shares of common stock *

4.2	Form of warrant issued in bridge financing

4.3	Form of convertible note issued in bridge financing

5	Opinion of Schiff Hardin LLP as to legality of the securities being registered *

10.1	ECM Energy Services, Inc. 2013 Stock Plan

10.2	Employment Agreement by and between ECM Energy Services, Inc. and Kevin Groman

10.3	Employment Agreement by and between ECM Energy Services, Inc. and Robert W. Seifert

10.4	Employment Agreement by and between ECM Energy Services, Inc. and Harry Wahl

10.5	Employment Agreement by and between ECM Energy Services, Inc. and Robert Veshosky

21	Subsidiaries of ECM Energy Services, Inc.

23.1	Consent of Marcum LLP

23.2	Consent of Schiff Hardin LLP (included in Exhibit 5) *

*	To be filed by amendment.